Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205232

Maximum of 2,000,000 Units

Minimum of 1,200,000 Units

Each Unit Consisting of One Share of Common Stock and One Warrant

LM Funding America, Inc. is offering for sale up to 2,000,000 units, with each unit consisting of one share of our common stock, par value $0.001 per share, and one warrant. This is our initial public offering, and prior to this offering, there has been no public market for our units, shares of common stock, or warrants. We anticipate that the initial public offering price will be $10.00 per unit.

Each warrant may be exercised to acquire one share of common stock at an exercise price equal to $12.50 per share (which is 125% of the public offering price). The warrants may be exercised at any time after the closing of this offering until the five-year anniversary of the closing of this offering. We may cancel the warrants, in whole or in part, and if in part, by lot, at any time following the six-month anniversary of the closing of this offering if the closing price per share of our common stock exceeds $15.00 (which is 150% of the public offering price) for at least ten trading days within any period of twenty consecutive trading days.

Our placement agent, International Assets Advisory, LLC (the “Placement Agent”), is selling the units on a minimum/maximum “best efforts” basis. The Placement Agent is not required to sell any specific dollar amount of securities but will use its best efforts to sell the securities offered. Our Placement Agent will receive a fee with respect to such sales. Funds for the units will be deposited into escrow with SunTrust Bank, N.A. until a minimum of 1,200,000 units have been sold. In the event we do not sell a minimum of 1,200,000 units by November 13, 2015, escrowed funds will be promptly returned to investors without interest or deduction. In the event that a minimum of 1,200,000 units are sold by November 13, 2015, we will close on those funds received and promptly issue the units.

Our units, shares of common stock, and warrants have been approved for listing on The NASDAQ Capital Market under the symbols “LMFAU,” “LMFA” and “LMFAW,” respectively. We expect that the shares of common stock and warrants comprising the units will begin separate trading, and that the units will cease trading, on or about the 45th day following the date of this prospectus.

We are an “emerging growth company” under federal securities laws and will be subject to reduced public reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” on page 12.

	Price to Public	Placement Agent Fees(1)	Proceeds, Before Expenses, to LM Funding America, Inc.(2)
Per unit	$10.00	$0.75	$9.25
Total if minimum sold	$12,000,000.00	$900,000.00	$11,100,000.00
Total if maximum sold	$20,000,000.00	$1,500,000.00	$18,500,000.00

(1)	The terms of our arrangements with the Placement Agent are described under the caption “Plan of Distribution” beginning on page 94.
(2)	We expect total cash expenses for this offering to be approximately $1,259,479, which includes an estimated $200,000 of an accountable expense allowance of one percent (1%) of the amount of this offering payable to the Placement Agent.

We expect all units purchased in this offering to be delivered to the purchasers on or about October 22, 2015.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

International Assets Advisory, LLC

IFS Securities, Inc.

Henley & Company, LLC

The date of this prospectus is October 22, 2015.

You should rely only on the information contained in this prospectus. We have not, and the Placement Agent has not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Placement Agent are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the Placement Agent have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus and does not contain all of the information you should consider before investing in our securities. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Statements” and our consolidated financial statements and the related notes elsewhere in this prospectus before making an investment decision.

Except as otherwise indicated, the market data and industry statistics in this prospectus are based upon independent industry publications and other publicly available information. All dollar amounts referred to in this prospectus are in U.S. dollars unless otherwise indicated. We own the trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the TM, SM and ® symbols, but we will assert, to the fullest extent under applicable law, our applicable rights, if any, in these trademarks, service marks and trade names. All other trademarks are the property of their respective owners.

As used in this prospectus, unless context requires otherwise, references to “LMF,” “LM Funding,” “we,” “us,” “our,” “the Company,” “our company,” and similar references refer to (i) following the date of the Corporate Reorganization discussed under the heading “Corporate Reorganization,” LM Funding America, Inc., a Delaware corporation, and its consolidated subsidiaries, and (ii) prior to the date of the Corporate Reorganization, LM Funding, LLC, a Florida limited liability company, and its consolidated subsidiaries.

Unless otherwise indicated, the financial information in this prospectus represents the historical financial information of LM Funding, LLC and its consolidated subsidiaries. The financial results of LM Funding, LLC and its consolidated subsidiaries will be consolidated in our financial statements after this offering.

LM Funding America, Inc.

Company Overview

We are a specialty finance company that provides funding to nonprofit community associations primarily located in the state of Florida and, to a lesser extent, nonprofit community associations in the states of Washington and Colorado. We offer incorporated nonprofit community associations, which we refer to as “Associations,” a variety of financial products customized to each Association’s financial needs. Our original product offering consists of providing funding to Associations by purchasing their rights under delinquent accounts that are selected by the Associations arising from unpaid Association assessments. We provide funding against such delinquent accounts, which we refer to as “Accounts,” in exchange for a portion of the proceeds collected by the Associations from the account debtors on the Accounts. More recently, we have started to engage in the business of purchasing Accounts on varying terms tailored to suit each Association’s financial needs, including under our New Neighbor GuarantyTM program. We believe that revenues from the New Neighbor Guaranty program, as well as other similar products we may develop in the future, including products developed in response to the laws and regulations governing Association Accounts in various states in which we intend to expand, will comprise an increasingly larger piece of our business during the next few years, and we intend to seek to leverage these products to expand our business activities and growth both within and outside of Florida.

Under our original business, we purchase an Association’s right to receive a portion of the Association’s collected proceeds from owners that are not paying their assessments. After taking assignment of an

Association’s right to receive a portion of the Association’s proceeds from the collection of delinquent assessments, we engage law firms to perform collection work on a deferred billing basis on behalf of Associations wherein the law firms receive payment upon collection from the account debtors or a predetermined contracted amount if payment from account debtors is less than legal fees and costs owed. Under this business model, we typically fund an amount equal to or less than the statutory minimum an Association could recover on a delinquent account for each Account, which we refer to as the “Super Lien Amount”. Upon collection of an Account, the law firm working on the Account, on behalf of the Association, generally distributes to us the funded amount, interest otherwise payable to the Association, and administrative late fees otherwise payable to the Association, with the law firm retaining legal fees and costs collected, and the Association retaining the balance of the collection. In connection with this business, we have developed proprietary software for servicing Accounts, which we believe enables law firms to service Accounts efficiently and profitably.

Under the New Neighbor Guaranty program, an Association will generally assign substantially all of its outstanding indebtedness and accruals on its delinquent units to us in exchange for payment by us of monthly dues on each delinquent unit. This simultaneously eliminates a substantial portion of the Association’s balance sheet bad debts and assists the Association to meet its budget by receiving guaranteed monthly payments on its delinquent units and relieving the Association from paying legal fees and costs to collect its bad debts. We believe that the combined features of the program enhance the value of the underlying real estate in an Association and the value of an Association’s delinquent receivables. We intend to leverage our proprietary software platform, as well as our industry experience and knowledge gained from our original business, to expand the New Neighbor Guaranty program and to potentially develop other new products in the future.

Because we acquire and collect on the delinquent receivables of Associations, the Account debtors are third parties that we have little or no information about. Therefore, we cannot predict when any given Account will be paid off or how much it will yield. In assessing the risk of purchasing Accounts, we review the property values of the underlying units, the governing documents of the relevant Association, and the total number of delinquent receivables held by the Association.

As of June 30, 2015, we have, since our inception, purchased an aggregate of approximately $274 million in Association receivables by funding a total of approximately $11 million with respect to 11,000 units across nearly 500 Associations in Florida, Washington and Colorado. Through June 30, 2015, we have, since our inception, received just over $102 million from approximately $192 million in purchased Accounts. From these purchased Accounts, we have recovered almost all of our principal investment of $8 million and earned about $29 million in revenues. Per our contracts, we have paid or recovered $10 million in legal fees and returned $55 million to our funded Associations.

Our Products

Original Product

Our original product relies upon Florida statutory provisions that effectively protect the principal amount invested by us in each Account. In particular, Section 718.116(1), Florida Statutes, makes purchasers and sellers of a unit in an Association jointly and severally liable for all past due assessments, interest, late fees, legal fees, and costs payable to the Association. In addition, the statute grants to Associations a so-called “super lien”, which is a category of lien that is given a statutorily higher priority than all other types of liens other than property tax liens. Under the Florida statute, a Florida Association’s super lien has higher priority than all other lien holders, except in the case of property tax liens. The amount of the Association’s priority over a first mortgage holder that takes title to a property through foreclosure (or deed in lieu), referred to as the Super Lien Amount, is limited to twelve months’ past due assessments or, if less, one percent (1.0%) of the original mortgage amount. Under our contracts with Associations for our original product, we pay Associations an amount up to the Super Lien Amount for the right to receive the funded Super Lien Amount and all collected interest and late fees on Accounts purchased from the Associations. To protect any amount invested by us in excess of the Super Lien Amount, we purchase insurance from an affiliate of AmTrust North America, or AmTrust, covering all assessments lost during the term of coverage due to a first mortgage foreclosure resulting in a Super Lien Amount payoff less a deductible equal to six months of assessments.

In other states in which we offer our original product, which are currently only Washington and Colorado, we rely on statutes that we believe are similar to the above-described Florida statutes in relevant respects. A total of approximately 21 U.S. states and the District of Columbia have super lien statutes that give Association assessments super lien status under some circumstances, and of these states, we believe that all of these jurisdictions other than Alaska have a regulatory and business environment that would enable us to offer our original product to Associations in those states on materially the same basis. With respect to our original product, for the year ended December 31, 2014, we acquired 496 Accounts for $359,200, compared to 1,097 Accounts for $940,097 for the year ended December 31, 2013. We believe the decline in purchased Accounts acquired in 2014 as compared to 2013 was a result of a decline in our available capital in 2014.

New Neighbor Guaranty

In 2012, we began development of a new product, the New Neighbor Guaranty, wherein an Association assigns substantially all of its outstanding indebtedness and accruals on its delinquent units to us in exchange for payments in an amount equal to the regular ongoing monthly or quarterly assessments for delinquent units when those amounts would be due to the Association. We assume both the payment and collection obligations for these assigned Accounts under this product. This simultaneously eliminates an Association’s balance sheet bad debts and assists the Association to meet its budget by receiving guaranteed assessment payments on its delinquent units and relieving the Association from paying legal fees and costs to collect its bad debts. We believe that the combined features of the product enhance the value of the underlying real estate in an Association and the value of an Association’s delinquent receivables.

Before we implement the New Neighbor Guaranty program, an Association typically asks us to conduct a review of its accounts receivable. After we have conducted the review, we inform the Association of which Accounts we are willing to purchase and the terms of such purchase. Once we implement the New Neighbor Guaranty program, we begin making scheduled payments to the Association on the Accounts as if the Association had non-delinquent residents occupying the units underlying the Accounts. Our obligation to pay monthly assessments under the New Neighbor Guaranty is limited to 48 months or a lesser amount of months capped by the $17,000 per Account limit contained in our AmTrust insurance policy. Our obligation to pay monthly assessments on any unit ends upon full collection of all amounts owed on the Account and return of the Account to the Association. Our New Neighbor Guaranty contracts typically allow us to retain all collection proceeds on each Account other than special assessments and accelerated assessment balances. Thus, the Association foregoes the potential benefit of a larger future collection in exchange for the certainty of a steady stream of immediate payments on the Account.

As a result of the availability of our insurance coverage from AmTrust, unlike our original product, which relies on the existence of certain types of super lien statutes to protect our principal investment, we believe we can offer the New Neighbor Guaranty program in the majority of U.S. states with similar limited risk. The only portion of our principal investment at risk in Accounts in states without super lien statutes is the portion comprising six months’ worth of past due assessments. Our AmTrust insurance policy covers all assessments during the coverage term that go unpaid as a result of a first mortgage foreclosure. Therefore, for each month we fund a delinquent Account under the New Neighbor Guaranty, the AmTrust insurance policy will reimburse us for the funded amount, but not our profits or costs.

The New Neighbor Guaranty program represented approximately six percent (6%) of our overall revenue in 2014. That is in comparison to our original product, which accounted for approximately eighty-nine percent (89%) of our overall revenue in the same period. The balance of our revenue from the period was from Accounts that are hybrids of the original product with varying splits and from income on real estate owned, or REO, units. As we continue to develop our New Neighbor Guaranty product, we expect it to make up continually larger portions of our total revenue.

As of June 30, 2015, our average investment per unit for currently active Accounts under our original product was approximately $699, and we expect that this average investment size will not materially change for the foreseeable future. Current investment for active New Neighbor Guaranty Accounts as of June 30, 2015 averaged approximately $5,217 per unit, although this average will vary in the future depending on how quickly we add new Accounts and how quickly we are able to resolve those Accounts. The average continued payment to Associations that have the New Neighbor Guaranty program in place is $280 per month for each active Account as of June 30, 2015.

As of June 30, 2015, we have historically recovered approximately $3,450 per Account in interest and late fee revenue for Accounts collected under our original product. Accounts under our New Neighbor Guaranty program are producing revenue to us of, on average, approximately $7,600 per Account as of June 30, 2015 after the recovery of our purchase price or investment basis. The average total recovery under our New Neighbor Guaranty program at final settlement is approximately $11,000 per Account, and is expected to continue to increase.

Future Products

We are also developing other variations of our contracts with Associations in various states that we may introduce to the market in the future. For example, under one product under development, at the request of an Association lender we may contract with an Association to provide that the Association will have revenues equal to or more than 90% of budget or any other percentage the lender requests. If an Association is at 80% of budget and a lender requires it to maintain revenues of 90% of budget, this product would provide upfront capital to bring the Association to the 90% threshold and then make continuing payments to keep it there through the term of the loan. This minimizes the lender’s risk of delinquencies adversely affecting the loan’s repayment. Also, this would enable lenders to do business with more Associations than their previous underwriting guidelines would permit if Associations contract with us as part of the loan package. This product, along with other variations on our contracts with Associations in various states, remains under development, however, and there is no assurance that we will ultimately launch this product or any other variation on our contracts with Associations in any state.

Industry Overview

According to the Community Association Institute (“CAI”), as of January 2014, 65 million people lived in 328,500 Associations in the United States. As a percentage, homeowners associations account for between 51-55% of the total and condominium associations make up between 42-45% of the total, with cooperatives comprising the balance. Florida has nearly eight million residents living in more than 47,000 community associations. Assuming the national distribution of property types exists in Florida, Florida has approximately 24,000 homeowners associations and 20,000 condominium associations. As of June 15, 2015, we have contracted with approximately 450 community associations. We believe opportunity remains abundant in our other geographic markets. As of December 31, 2014, the state of Washington had more than 10,000 community associations and the state of Colorado had more than 9,000.

Associations typically address delinquencies by paying lawyers or collection agencies to recover amounts owed. While Associations seek recovery of delinquent amounts, budgets go underfunded causing the need to cut services or raise assessments further. The real estate downturn in 2008 made delinquency issues an acute problem for a large number of Associations. We were organized in 2008 to immediately address the financial problems faced by Associations as a result of delinquent unit owners.

According to the CAI, in Florida, where we have primarily operated, Associations annually assess their residents $9 billion and nationwide, annual assessments by Associations are $65 billion. We believe we are the largest purchaser of delinquent Accounts in Florida, with total purchases of approximately $274 million over a seven-year period. The balance of delinquent Accounts are serviced by lawyers, collection companies, or a handful of small competitors of us, or not serviced at all. We believe we offer Associations a better financial solution to Account delinquencies and that Associations will increasingly turn to us and our products as a solution to handle Account delinquencies.

Our Strategy

Our primary objective is to utilize our competitive strengths, including our proprietary technology and our management’s experience and expertise in buying and collecting Association Accounts, to grow our business in Florida and in other states by identifying, evaluating, pricing, and acquiring Association Accounts and maximizing collections of such Accounts in a cost-efficient manner. The principal elements of our strategy are comprised of the following:

•	Capitalizing on our brand and existing strategic relationships to identify and acquire Association Accounts. We market our “We Buy Problems” and “You Are Always Better off with LM Funding” brands primarily through trade shows throughout Florida and, to a lesser extent, at national events. Participation in these shows and events has enabled us to form strategic relationships throughout the Association services industry and has served to provide a positive reputation in the industry. We leverage our brand and strategic relationships with law firms and Associations to identify and purchase Accounts.

•	Partnering with Associations’ advisors such as law firms, management companies, accountants, Association lenders, and others to efficiently identify and acquire Accounts on a national basis. The point of purchase for Accounts is at the individual Association board of directors level; therefore, establishing and maintaining relationships with the advisors of those boards is important to our business strategy. Our strategic relationships with Association boards’ advisors provide us with opportunities to meet with Association boards on favorable terms and help us to gain their trust and confidence.

•	Providing our proprietary software to our partner law firms in order to cost effectively track, control, and collect purchased Accounts and maintain low fixed overhead. We believe our proprietary software enables an attorney to efficiently handle approximately 1,000 accounts at a time with a high degree of uniformity and accuracy based upon our experience with the historical caseload per lawyer of Business Law Group, P.A. This enables our law firms to operate more efficiently and profitably, while simultaneously enabling us to cost effectively track and control our Accounts on a real-time basis.

•	Leveraging our insurance arrangement with AmTrust to develop new products and markets and control risk. We build our products with a low-risk, high-reward outlook. Initially, we controlled risk by funding the almost always recoverable Super Lien Amount. Now, our insurance arrangement with AmTrust allows us to develop new products such as the New Neighbor Guaranty and operate in states without a statute giving Association assessments super lien status with low risk to our principal investment while pursuing the high rewards of full lien payoffs.

•	Utilizing increased access to capital and lines of credit to expand our product offerings nationally. As a specialty finance company, capital is our inventory. Access to capital has always determined the speed of our growth and the amount of upfront funding we can provide with our products. We believe that increased access to capital will enable us to pursue more opportunities to buy Accounts and to develop a wider array of specialty finance products.

•	Extending secured commercial loans as a means to acquiring large blocks of Accounts. We intend to pursue the extension of secured loans to commercial partners who, as a condition of such loans, would be required to drive large blocks of accounts to us. Banks, management companies, law firms, and large Associations control large blocks of Accounts that we may be able to acquire if we help meet their capital needs.

•	Pursuing acquisitions of legacy providers in the Association Account servicing industry. A number of smaller collection companies continue to operate in the community association market. Some have funded Accounts that we can acquire. Others have customer relationships which can serve as a valuable platform for selling our products. Although we have not historically pursued any acquisitions and have not had acquisition discussions with any potential targets, in part due to insufficient capital, we believe the opportunity to make acquisitions could be an important part of our growth strategy going forward.

Risks Relating to Our Business and This Offering

The implementation of our business strategy and our future results of operations and financial condition are subject to a number of risks and uncertainties. We discuss in detail factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, under the heading “Risk Factors” beginning on page 12. Before you invest in our securities, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors,” including:

•	we may not be able to continue to purchase Association Accounts at favorable prices, or on sufficiently favorable terms, or at all;

•	since debtors under Accounts are third parties that we have little or no information about, we cannot predict when any given Account will pay off or how much such payoff will yield;

•	we may not be able to recover sufficient amounts on our Accounts to cover our costs;

•	we face intense competition from lawyers, collection agencies, and other direct and indirect competitors;

•	we are dependent upon third-party law firms to service our Accounts;

•	we may not be successful at acquiring and collecting Accounts in other states profitably;

•	the Rodgers family will effectively control our company by beneficially owning more than 50% of our outstanding common stock; and

•	government regulation, current laws, and new laws may limit our ability to recover and enforce the collection of our Accounts.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•	we may elect to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some or all of these reduced burdens.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (2) scaled executive compensation disclosures; and (3) the requirement to provide only two years of audited financial statements, instead of three years.

Corporate Information

We began operations in 2008, and historically, our business was operated through LM Funding, LLC, a limited liability company organized in the state of Florida on January 14, 2008. LM Funding America, Inc. was incorporated in the state of Delaware on April 20, 2015 for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon completion of the offering, LM Funding America, Inc. will be a holding company the principal asset of which will be its interest in LM Funding, LLC. We expect that substantially all of our business will be conducted through LM Funding, LLC, and the financial results of LM Funding, LLC and its consolidated subsidiaries will be consolidated in our financial statements. LM Funding America, Inc. will be the sole managing member of LM Funding, LLC and will therefore have 100% of the voting rights and control of LM Funding, LLC. See “Corporate Reorganization.”

After completion of this offering, LM Funding America, Inc. will be a “controlled company” under the listing rules of The NASDAQ Capital Market.

Our principal executive offices are located at 302 Knights Run Avenue, Suite 1000, Tampa, Florida 33602, and our telephone number is (813) 222-8996. Our website is www.lmfunding.com. Information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.

The Offering

Issuer	LM Funding America, Inc.

Securities offered	A minimum of 1,200,000 and a maximum of 2,000,000 units. Each unit consists of one share of common stock, $0.001 par value, and one warrant.

Warrant terms	The warrants included in the units will be exercisable any time following the completion of the offering, and will expire on the final day of the 60th month following the date of the closing of this offering. Each warrant may be exercised to purchase one share of common stock at an exercise price equal to 125% of the public offering price ($12.50 per share assuming the expected public offering price).

We may cancel the warrants, in whole or in part, and if in part, by lot, at any time following the six-month anniversary of the closing of this offering if the closing price per share of common stock exceeds $15.00 (which is 150% of the public offering price) for at least ten trading days within any period of twenty consecutive trading days.

Shares of common stock outstanding after the closing of the offering	Assuming that we sell the minimum number of units, we will have 3,300,000 shares of common stock outstanding and assuming that we sell the maximum number of units, we will have 4,100,000 shares of common stock outstanding (not including the shares of common stock underlying the warrants offered hereby).

NASDAQ Capital Market symbols	“LMFAU” for our units, “LMFA” for our shares of common stock, and “LMFAW” for our warrants.

Use of Proceeds	We estimate the net proceeds to us from this offering to be approximately $9,920,521 if we achieve the minimum offering and $17,240,521 if we achieve the maximum offering, based on an assumed initial offering price of $10.00 per unit. We intend to use the estimated net proceeds from this offering for general corporate purposes and growth capital, including working capital and capital for acquisitions to allow us to grow in Florida and nationally.

Proposed Transfer Agent	American Stock Transfer & Trust Company, LLC.

Risk Factors	Investing in our securities involves a high degree of risk and as an investor, you should be prepared to bear a complete loss of your investment. See the heading “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Conditions to Closing	We will not close the offering if we do not receive subscriptions to purchase at least the minimum offering amount.

Escrow Period	Funds will be held in escrow until the earlier of our receipt of commitments to purchase units or November 13, 2015.

Escrow Agent	SunTrust Bank, N.A. will serve as escrow agent for the subscription funds pending the closing of the offering.

Plan of Distribution	The Placement Agent intends to market the securities on a “best efforts” agency basis.

Unless otherwise indicated, all information in this prospectus assumes the sale of 1,600,000 units (the midpoint of the minimum and maximum offering set forth on the cover page of this prospectus) at an assumed initial public offering price of $10.00 per unit.

Summary Historical and Pro Forma Consolidated Financial Data

The following tables set forth, for the periods and at the dates indicated, the summary historical and pro forma consolidated financial and operational data for LM Funding, LLC and Subsidiaries and LM Funding America, Inc. The summary historical financial data as of and for the six months ended June 30, 2015 and June 30, 2014, and as of and for the years ended December 31, 2014 and 2013 has been derived from the consolidated financial statements of LM Funding, LLC and Subsidiaries contained herein. Historical results are not indicative of the results to be expected in the future. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Statements” and our consolidated financial statements and the accompanying notes thereto appearing elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data of LM Funding America, Inc. presented below as of and for the six months ended June 30, 2015 and for the year ended December 31, 2014 has been prepared to give pro forma effect to all of the transactions described under the heading “Unaudited Pro Forma Financial Statements” as if they had been completed as of January 1st of each year, with respect to the unaudited pro forma condensed consolidated statements of income, and as of June 30, 2015 with respect to the unaudited pro forma condensed consolidated balance sheet. This pro forma financial data is subject and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the transactions been consummated on the dates indicated, and does not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period.

	LM Funding America, Inc.	Historical LM Funding, LLC and Subsidiaries
	Pro Forma Results (Unaudited)
	6 Months Ended	(Unaudited) 6 Months Ended		Fiscal Year Ended
Consolidated Balance Sheet Data	June 30, 2015	June 30, 2015	June 30, 2014	December 31, 2014	December 31, 2013
ASSETS
Cash	$13,580,521	$2,429,982	$1,127,314	$2,027,694	$764,850
Finance receivables	2,849,754	2,849,754	4,036,107	3,473,261	4,727,332
Due from related party	12,851	12,851	534,973	463,900	484,990
Other assets	707,841	707,841	335,094	806,503	330,642

	$17,150,967	$6,000,428	$6,033,488	$6,771,358	$6,307,814

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Liabilities	$348,700	$348,700	$549,248	$472,597	$600,762
Bank indebtedness	7,042,975	7,042,975	7,278,495	7,431,938	—
Other indebtedness	1,777,778	1,777,778	—	—	8,252,849

	9,169,453	9,169,453	7,827,743	7,904,535	8,853,611

Members’ equity (deficit)	7,921,211	(3,229,328)	(1,821,167)	(1,144,212)	(2,547,513)
Non-controlling interest	60,303	60,303	26,912	11,035	1,716

	7,981,514	(3,169,025)	(1,794,255)	(1,133,177)	(2,545,797)

	$17,150,967	$6,000,428	$6,033,488	$6,771,358	$6,307,814

	LM Funding America, Inc.		Historical LM Funding, LLC and Subsidiaries
	Pro Forma Results (Unaudited)
	6 Months Ended	Fiscal Year Ended	(Unaudited) 6 Months Ended		Fiscal Year Ended
Consolidated Statements of Income Data	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2014	December 31, 2014	December 31, 2013
Revenues	$3,603,736	$7,649,389	$3,603,736	$4,001,127	$7,649,389	$6,895,487

Staff costs and payroll	864,005	1,806,137	611,505	654,255	1,301,137	1,461,431
Collection costs	27,100	—	27,100	332,896	715,547	564,818
Professional fees	487,510	765,537	387,510	390,816	565,537	267,554
Settlement costs with associations	256,913	373,422	256,913	226,527	373,422	364,490
Other expenses	584,247	1,162,390	584,247	689,206	1,162,390	1,167,592
Interest expense	338,825	641,023	402,825	519,694	985,023	1,213,422

Income before taxes	1,045,136	2,900,880	1,333,636	1,187,733	2,546,333	1,856,180
Provision for income taxes	(397,200)	(1,102,300)	—	—	—	—

Net income (1)	$647,936	$1,798,580	$1,333,636	$1,187,733	$2,546,333	$1,856,180

(1)	includes income attributable to non-controlling interest

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below together with the other information included in this prospectus before purchasing our securities in this offering. If any of the possibilities described as risks below actually occur, our business, financial condition and results of operations would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Relating to Our Business

We may not be able to purchase Accounts at favorable prices, or on sufficiently favorable terms, or at all.

Our success depends upon the continued availability of Association Accounts. The availability of Accounts at favorable prices and on terms acceptable to us depends on a number of factors outside our control, including:

(i)	the status of the economy and real estate market in markets which we have operations may become so strong that delinquent Accounts do not occur in sufficient quantities to efficiently acquire them;

(ii)	the perceived need of Associations to sell their Accounts to us as opposed to taking other measures to solve budget problems such as increasing assessments; and

(iii)	competitive pressures from law firms, collections agencies, and others to produce more revenue for Associations than we can provide through the purchase of Accounts.

In addition, our ability to purchase Accounts, in particular with respect to our original product, is reliant on state statutes allowing for a Super Lien Amount to protect our principal investment; any change of those statutes and elimination of the priority of the Super Lien Amount, particularly in Florida, could have an adverse effect on our ability to purchase Accounts. If we were unable to purchase Accounts at favorable prices or on terms acceptable to us, or at all, it would likely have a material adverse effect on our financial condition and results of operations.

Our quarterly operating results may fluctuate and cause our stock price to decline.

Because of the nature of our business, our quarterly operating results may fluctuate, which may adversely affect the market price of our common stock. Our results may fluctuate as a result of the following factors:

(i)	the timing and amount of collections on our Account portfolio;

(ii)	our inability to identify and acquire additional Accounts;

(iii)	a decline in the value of our Account portfolio recoveries;

(iv)	increases in operating expenses associated with the growth of our operations; and

(v)	general, economic and real estate market conditions.

We may not be able to recover sufficient amounts on our Accounts to recover charges to the Accounts for interest and late fees necessary to fund our operations.

We acquire and collect on the delinquent receivables of Associations. Since Account debtors are third parties that we have little to no information about, we cannot predict when any given Account will pay off or how much it will yield. In order to operate profitably over the long term, we must continually purchase and collect on a sufficient volume of Accounts to generate revenue that exceeds our costs.

We are subject to intense competition seeking to provide a collection solution to Associations for delinquent Accounts.

Lawyers, collection agencies, and other direct and indirect competitors vying to collect on Accounts all propose to solve the problem delinquent Accounts pose to Associations. Additionally, Associations and their management companies sometimes try to solve their delinquent Account problems in house, without the assistance of third-party collection agencies. An Account that an Association attempts to collect through any of these other options is an Account we cannot purchase and collect. We compete on the basis of reputation, industry experience, performance and financing dollars. Some of these competitors have greater contacts with Associations, greater financial resources and access to capital, more personnel, wider geographic presence and other resources than we have. In addition, we expect the entry of new competitors in the future given the relatively new nature of the market in which we operate. Aggressive pricing by our competitors could raise the price of acquiring and purchasing Accounts above levels that we are willing to pay, which could reduce the number of Accounts suitable for us to purchase or if purchased by us, reduce the profits, if any, generated by such Accounts. If we are unable to purchase Accounts at favorable prices or at all, the revenues generated by us and our earnings could be materially reduced.

We are dependent upon third-party law firms to service our Accounts.

Although we utilize our proprietary software and in-house staff to track, monitor, and direct the collection of our Accounts, we depend upon third-party law firms to perform the collection work. As a result, we are dependent upon the efforts of our third-party law firms, particularly Business Law Group, P.A. (“BLG”) to service and collect our Accounts. BLG presently services approximately 98% of our Accounts. Our revenues and profitability could be materially affected if:

(i)	our agreements with the third-party law firms we use are terminated and we are not able to secure replacement law firms or direct payments from account debtors to our replacement law firms;

(ii)	our relationships with our law firms adversely change;

(iii)	our law firms fail to adequately perform their obligations; or

(iv)	internal changes at such law firms occur, such as loss of staff who service us.

We are dependent upon AmTrust for insuring some of our purchased Accounts.

When the purchase price of an Account exceeds the amount protected by the Super Lien Amount, or if we purchase an Account in a jurisdiction without a super lien statute, we purchase insurance from AmTrust. This insurance covers all principal assessments owed less the six month past-due assessment deductible for the term of the coverage. AmTrust is the only provider of such coverage, and it is not clear that any other insurance agency would be willing or able to provide such coverage at comparable rates to those offered by AmTrust. Therefore, we are dependent upon AmTrust to provide us with this insurance coverage. Our revenues and profitability could be materially adversely affected if AmTrust were to materially raise the price of this coverage or decline to continue offering this coverage and we were unable to secure replacement coverage at a comparable price.

Our AmTrust insurance policy operates on a claims-made basis with no guarantees of renewability and remains in effect until canceled, with no specified ending coverage date. Premiums are paid on an annual basis. We fully expect the continued renewal or non-cancelation of the policy, as AmTrust continues to express desire to expand into specialty markets. Approximately fourteen percent (14%) of our currently active portfolio is insured by this product. We are currently in negotiations with AmTrust and its representative broker to extend coverage for additional policy periods. If we are unable to reach an agreement, we will pursue coverage from other carriers. Our business operations could be affected by any impairment in cash flows that would otherwise be smoothed by insurance payments if we are unable to find comparable coverage on a commercially reasonable basis.

If we are unable to access external sources of financing, we may not be able to fund and grow our operations.

We depend upon on loans from external sources from time to time to fund and expand our operations. Our ability to grow our business is dependent on our access to additional financing and capital resources. The failure to obtain financing and capital as needed would limit our ability to purchase Accounts and achieve our growth plans.

In addition, some of our financing sources impose certain restrictive covenants, including financial covenants. Failure to satisfy any of these covenants could:

(i)	cause our indebtedness to become immediately payable;

(ii)	preclude us from further borrowings from these existing sources; and

(iii)	prevent us from securing alternative sources of financing on favorable terms, if at all, necessary to purchase Accounts and operate our business.

We may not be successful at acquiring and collecting Accounts in other states profitably.

Our business strategy is dependent upon expanding our operations into other states and we have purchased and intend continue to purchase Accounts in states in which we have little or no operating history. We may not be successful in acquiring any Accounts in these new markets and our limited experience in these markets may impair our ability to profitably or successfully collect the Accounts. This may cause us to overpay for these Accounts and consequently, fail to generate a profit from these Accounts. Our inability to acquire or profitably collect on Accounts in these states could have a material adverse effect on our financial condition and results of operations as we expand our business operations.

We may not be successful at acquiring and collecting New Neighbor Guaranty Accounts in other states profitably.

Our business strategy is dependent upon expanding our operations in other states with our New Neighbor Guaranty product. We may not be successful in acquiring any New Neighbor Guaranty Accounts in these new markets and our limited experience in these markets may impair our ability to profitably or successfully collect New Neighbor Guaranty Accounts. Specifically, the time required to complete a lien foreclosure directly affects the profitability of New Neighbor Guaranty Accounts. In judicial foreclosure states such as Florida where judges and the courts are heavily involved in completing a foreclosure, completing a foreclosure takes longer. With New Neighbor Guaranty Accounts, longer times to complete foreclosures may cause us to overpay for New Neighbor Guaranty Accounts and consequently, we may fail to generate a profit from these New Neighbor Guaranty Accounts. Our inability to acquire or profitably collect on New Neighbor Guaranty Accounts in other states could have a material adverse effect on our financial condition and results of operations as we expand the use of our New Neighbor Guaranty product in Florida and other states.

The Rodgers family will effectively control our company, substantially reducing the influence of our other stockholders.

Immediately following the consummation of this offering, Bruce M. Rodgers, our Chairman and Chief Executive Officer and his family, including trusts or custodial accounts of minor children of each of Mr. Rodgers and his wife Carollinn Gould, will beneficially own in the aggregate more than 51% of our outstanding shares of common stock. As a result, the Rodgers family will be able to significantly influence the actions that require stockholder approval, including the election of a majority of our directors and the approval of mergers, sales of assets or other corporate transactions or matters submitted for stockholder approval. As a result, our other stockholders may have little or no influence over matters submitted for stockholder approval. In addition, the Rodgers family’s influence could deter or preclude any unsolicited acquisition of us and consequently materially adversely affect the price of our common stock.

We have experienced and expect to continue to experience significant growth and we may encounter difficulties managing our growth, which could disrupt our operations.

We have experienced significant growth since our inception, which has placed additional demands on our resources, and we expect to continue to experience significant growth. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to maintain or accelerate our growth, and any failure to do so could adversely affect our ability to generate revenues and control expenses. Future growth will depend upon a number of factors, including:

(i)	the effective and timely initiation and development of relationships with law firms, management companies, accounting firms and other trusted advisors of Associations willing to sell Accounts;

(ii)	our ability to continue to develop our proprietary software for use in other markets and with different products;

(iii)	our ability to maintain the collection of Accounts efficiently;

(iv)	the recruitment, motivation and retention of qualified personnel both in our principal office and in new markets;

(v)	our ability to successfully implement our business strategy in states outside of the state of Florida; and

(vi)	our successful implementation of enhancements to our operational and financial systems.

Due to our limited financial resources and the limited experience of our management team, we may not be able to effectively manage the growth of our business. Our expected growth may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business strategy or disrupt our operations.

Government regulations may limit our ability to recover and enforce the collection of our Accounts.

Federal, state and municipal laws, rules, rules, regulations and ordinances may limit our ability to recover and enforce our rights with respect to the Accounts acquired by us. These laws include, but are not limited to, the following federal statutes and regulations promulgated thereunder and comparable statutes in states where account debtors reside and/or located:

(i)	the Fair Debt Collection Practices Act;

(ii)	the Federal Trade Commission Act;

(iii)	the Truth-In-Lending Act;

(iv)	the Fair Credit Billing Act;

(v)	the Dodd-Frank Act;

(vi)	the Equal Credit Opportunity Act; and

(vii)	the Fair Credit Reporting Act.

We may be precluded from collecting Accounts we purchase where the Association or its prior legal counsel, management company, or collection agency failed to comply with applicable laws in charging the account debtor or prosecuting the collection of the Account. Laws relating to the collection of consumer debt also directly apply to our business. Our failure to comply with any laws applicable to us, including state licensing laws, could limit our ability to recover our Accounts and could subject us to fines and penalties, which could reduce our revenues. Presently, we are being audited by the Florida Office of Financial Regulation for compliance with its registration requirements. We do not know what, if any, consequences this audit will produce. In addition, our third-party law firms may be subject to these and other laws and their failure to comply with such laws could also materially adversely affect our revenues and earnings.

We may become regulated under the Bureau of Consumer Financial Protection, or CFPB, and have not developed compliance standards for such oversight.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (2010), or Dodd-Frank Act, represents a comprehensive overhaul of the financial services industry within the U.S. The Dodd-Frank Act allows consumers free access to their credit score if their score negatively affects them in a financial transaction or a hiring decision, and also gives consumers access to credit score disclosures as part of an adverse action and risk-based pricing notice. Title X of the Dodd-Frank Act establishes the Bureau of Consumer Financial Protection, or CFPB, within the Federal Reserve Board, and requires the CFPB and other federal agencies to implement many new and significant rules and regulations. Significant portions of the Dodd-Frank Act related to the CFPB became effective on July 21, 2011. The CFPB has broad powers to promulgate, administer and enforce consumer financial regulations, including those applicable to us and possibly our funded Associations. Under the Dodd-Frank Act, the CFPB is the principal supervisor and enforcer of federal consumer financial protection laws with respect to nondepository institutions, or “nonbanks”, including, without limitation, any “covered person” who is a “larger participant” in a market for other consumer financial products or services. We do not know if our unique business model makes us a covered person.

The CFPB has started to exercise authority to define unfair, deceptive or abusive acts and practices and to require reports and conduct examinations of these entities for purposes of (i) assessing compliance with federal consumer financial protections laws; (ii) obtaining information about the activities and compliance systems or procedures of such entities; and (iii) detecting and assessing risks to consumers and to markets for consumer financial products and services. The exercise of this supervisory authority must be risk-based, meaning that the CFPB will identify nonbanks for examination based on the risk they pose to consumers, including consideration of the entity’s asset size, transaction volume, risk to consumers, existing oversight by state authorities and any other factors that the CFPB determines to be relevant. When a nonbank is in violation of federal consumer financial protection laws, including the CFPB’s own rules, the CFPB may pursue administrative proceedings or litigation to enforce those laws and rules. In these proceedings, the CFPB can obtain cease and desist orders, which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief, and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial protection laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (but not for civil penalties). If the CFPB or one or more state officials believe that we have committed a violation of the foregoing laws, they could exercise their enforcement powers in a manner that could have a material adverse effect on us.

At this time, we cannot predict the extent to which the Dodd-Frank Act or the resulting rules and regulations, including those of the CFPB, will impact the U.S. economy and our products and services. Compliance with these new laws and regulations may require changes in the way we conduct our business and could result in additional compliance costs, which could be significant and could adversely impact our results of operations, financial condition or liquidity.

Current and new laws may adversely affect our ability to collect our Accounts, which could adversely affect our revenues and earnings.

Because our Accounts are generally originated and collected pursuant to a variety of federal and state laws by a variety of third parties and may involve consumers in all 50 states, the District of Columbia and Puerto Rico, there can be no assurance that all Associations and their management companies, legal counsel, collections agencies and others have at all times been in compliance with all applicable laws relating to the collection of Accounts. Additionally, there can be no assurance that we or our law firms have been or will continue to be at all times in compliance with all applicable laws. Failure to comply with applicable laws could materially adversely affect our ability to collect our Accounts and could subject us to increased costs, fines, and penalties. Furthermore, changes in state law regarding the lien priority status of delinquent Association assessments could materially and adversely affect our business.

We may incur substantial debt from time to time in connection with the purchase of Accounts which may increase our vulnerability to economic or business downturns.

We may incur substantial indebtedness from time to time in connection with the purchase of Accounts and could be subject to risks associated with incurring such indebtedness, including:

(i)	we could be required to dedicate a portion of our cash flows from operations to pay debt service costs and, as a result, we would have less funds available for operations, future acquisitions of Accounts, and other purposes;

(ii)	it may be more difficult and expensive to obtain additional funds through financings, if such funds are available at all;

(iii)	we could be more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

(iv)	if we default under any of our existing credit facilities or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

We have pledged substantially all of our assets to secure our borrowings.

Our existing indebtedness is, and any future indebtedness we incur may be, secured by substantially all of our assets. If we default under the indebtedness secured by our assets, the secured creditor could declare all of the indebtedness then outstanding to be immediately due and payable. If we were unable to pay such amounts, our assets would be available to the secured creditor to satisfy our obligations to the secured creditor.

We are subject to loan covenants that may restrict our ability to operate our business.

Our credit facilities impose certain restrictive covenants, including financial covenants, that restrict our ability to operate our business. Our credit facilities restrict us from undertaking additional indebtedness, a sale of substantially all of our assets, a merger, or other type of business consolidation. Failure to satisfy any of these covenants could result in all or any of the following:

(i)	acceleration of the payment of our outstanding indebtedness;

(ii)	cross defaults to and acceleration of the payment under other financing arrangements;

(iii)	our inability to borrow additional amounts under our existing financing arrangements; and

(iv)	our inability to secure financing on favorable terms or at all from alternative sources.

Class action suits and other litigation in our industry could divert our management’s attention from operating our business and increase our expenses.

Certain originators and servicers involved in consumer credit collection have been subject to class actions and other litigation. Claims include failure to comply with applicable laws and regulations such as usury and improper or deceptive origination and collection practices. If we become a party to such class action suits or other litigation, our management’s attention may be diverted from our everyday business activities and implementing our business strategy, and our results of operations and financial condition could be materially adversely affected.

Any future acquisitions that we make may prove unsuccessful or strain or divert our resources.

We may seek to grow through acquisitions of related businesses. Such acquisitions present risks that could materially adversely affect our business and financial performance, including:

(i)	the diversion of our management’s attention from our everyday business activities;

(ii)	the assimilation of the operations and personnel of the acquired business;

(iii)	the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and

(iv)	the need to expand our management, administration and operational systems to accommodate such acquired business.

If we make such acquisitions we cannot predict whether:

(i)	we will be able to successfully integrate the operations of any new businesses into our business;

(ii)	we will realize any anticipated benefits of completed acquisitions; or

(iii)	there will be substantial unanticipated costs associated with such acquisitions.

In addition, future acquisitions by us may result in potentially dilutive issuances of our equity securities, the incurrence of additional debt, and the recognition of significant charges for depreciation and amortization related to goodwill and other intangible assets.

Although we have no present plans or intentions to make acquisitions of related businesses, we continuously evaluate such potential acquisitions. However, we have not reached any agreement or arrangement with respect to any particular acquisition and we may not be able to complete any acquisitions on favorable terms or at all.

Our investments in other businesses and entry into new business ventures may adversely affect our operations.

We have made and may continue to make investments in companies or commence operations in businesses and industries that are not identical to those with which we have historically been successful. If these investments or arrangements are not successful, our earnings could be materially adversely affected by increased expenses and decreased revenues.

If our technology and software systems are not operational, our operations could be disrupted and our ability to successfully acquire and collect Accounts could be adversely affected.

Our success depends in part on our proprietary software. We must record and process significant amounts of data quickly and accurately to properly track, monitor and collect our Accounts. Any failure of our information systems and their backup systems would interrupt our operations. We may not have adequate backup arrangements for all of our operations and we may incur significant losses if an outage occurs. In addition, we rely on third-party law firms who also may be adversely affected in the event of an outage in which the third-party servicer does not have adequate backup arrangements. Any interruption in our operations or our third-party law firms’ operations could have an adverse effect on our results of operations and financial condition.

Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our Board of Directors and management.

Certain provisions of our organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of our common stock. Under the terms of our certificate of incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. In addition, our directors serve staggered terms of one to three years each and, as such, at any given annual meeting of our stockholders, only a portion of our Board of Directors may be considered for election, which may prevent our stockholders from replacing a majority of our Board of Directors at certain annual meetings and may entrench our management and discourage unsolicited stockholder proposals. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by our current Board of Directors.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market could cause a decrease in the market price of our common stock. Immediately prior to the completion of this offering, we will have approximately 2,100,000 shares of common stock issued and outstanding, all of which will be held by our affiliates. We may also issue additional shares in connection with our business and may grant stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.

We have limited experience with the performance of our New Neighbor Guaranty program and actual results may differ from our models and projections.

Our business strategy is dependent upon expanded use of our New Neighbor Guaranty program. Although our original product continues to generate revenue, we have experienced issues with turnover on the boards of directors of Associations we service because the new board members fail to recognize the benefit of our original product. We have limited operating history with the New Neighbor Guaranty program and we will not have sufficient actual performance data regarding the New Neighbor Guaranty program for at least several more years, if ever. If our models and projections for the New Neighbor Guaranty program are overstated, use of the New Neighbor Guaranty program may impair our ability to operate profitably. Our inability to profit from our New Neighbor Guaranty Accounts could have a material adverse effect on our financial condition and results of operations as we attempt to expand our business operations.

Risks Relating to the Accounts

Insolvency of BLG could have a material adverse effect on our financial condition, results of operations and cash flows.

Our primary Account servicer, BLG, deposits collections on the Accounts in its Interest on Lawyers Trust Account (“IOLTA Trust Account”) and then distributes the proceeds to itself, us and the Associations pursuant to the terms of the purchase agreements with the Associations and applicable law. We do not have a perfected security interest in the amounts BLG collects on the Accounts while such amounts are held in the IOLTA Trust Account. BLG has agreed to promptly remit to us all amounts collected on the Accounts that are owed to us. If, however, BLG were to become subject to any insolvency law and a creditor or trustee-in-bankruptcy of BLG were to take the position that proceeds of the Accounts held in BLG’s IOLTA Trust Account should be treated as assets of BLG, an Association or another third party, delays in payments from collections on the Accounts held by BLG could occur or reductions in the amounts of payments to be remitted by BLG to us could result, which could adversely affect our financial condition, results of operations and cash flows.

Associations do not make any guarantee with respect to the validity, enforceability or collectability of the Accounts acquired by us.

Associations do not make any representations, warranties or covenants with respect to the validity, enforceability or collectability of Accounts in their assignments of Accounts to us. If an Account proves to be invalid, unenforceable or otherwise generally uncollectible, we will not have any recourse against the respective Association. If a significant number of our Accounts are later held to be invalid, unenforceable or are otherwise uncollectible, our financial condition, results of operations and cash flows could be adversely affected.

The vast majority of our Accounts are located in Florida, and any adverse conditions affecting Florida could have a material adverse effect on our financial condition and results of operations.

Our primary business relates to revenues from Accounts purchased by us, which are almost all based in Florida, and our primary source of revenue consists of payments made by condominium and home owners to satisfy the liens against their condominiums and homes. As of December 31, 2014 and June 30, 2015, Florida represented 99% and 99%, respectively, of our Accounts. A continued economic recession, adverse market conditions in Florida, and/or significant property damage caused by hurricanes, tornadoes or other inclement weather could adversely affect the ability of these condominium and home owners to satisfy the liens against their condominiums and homes, which could, in turn, have a material adverse effect on our financial condition and results of operations.

Foreclosure on an Association’s lien may not result in the Company recouping the amount that we invested in the related Account.

All of the Accounts purchased by us are in default. The Accounts are secured by liens held by Associations, and we have an option that gives us the right to have the Associations foreclose upon the underlying properties. Should we cause an Association to foreclose upon such a lien, we are entitled pursuant to our contractual arrangements with the Association to have the Association quitclaim its interests in the condominium unit or home to us. In the event that any Association quitclaims its interests in a condominium unit or home to us, we will be relying on the short-term rental prospects, to the extent permitted under bylaws and rules applicable to the Association, and value of its interest in the underlying property, which value may be affected by numerous risks, including:

(i)	changes in general or local economic conditions;

(ii)	neighborhood values;

(iii)	interest rates;

(iv)	real estate tax rates and other operating expenses;

(v)	the possibility of overbuilding of similar properties and of the inability to obtain or maintain full occupancy of the properties;

(vi)	governmental rules and fiscal policies;

(vii)	acts of God; and

(viii)	other factors which are beyond our control.

It is possible that as a result of a decrease in the value of the property or any of the other factors referred to in this paragraph, the amount realized from the sale of such property after taking title through a lien foreclosure may be less than our total investment in the Account. If this occurs with regard to a substantial number of Accounts, the amount expected to be realized from the Accounts will decrease and our financial condition and results of operations could be harmed.

If Account debtors or their agents make payments on the Accounts to or negotiate reductions in the Accounts with an Association, it could adversely affect our financial condition, results of operations and cash flows.

From time to time account debtors and/or their agents may make payments on the Accounts directly to the Association or its management company. Our sole recourse in this instance is to recover these misapplied payments through set-offs of payments later collected for that Association by our third-party law firms. A significant number of misapplied or reduced payments could hinder our cash flows and adversely affect our financial condition and results of operations.

Account debtors are subject to a variety of factors that may adversely affect their payment ability.

Collections on the Accounts have varied and may in the future vary greatly in both timing and amount from the payments actually due on the Accounts due to a variety of economic, social and other factors. Failures by account debtors to timely pay off their Accounts could adversely affect our financial condition, results of operations and cash flows.

Defaults on the Accounts could harm our financial condition, results of operations and cash flows.

We take assignments of the lien foreclosure rights of Associations against delinquent units owned by account debtors who are responsible for payment of the Accounts. The payoff of the Accounts is dependent upon the ability and willingness of the condominium and home owners to pay such obligations. If an owner fails to pay off the Account relating to his, her or its unit or home, only net amounts, if any, recovered will be available with respect to that Account. Foreclosures by holders of first mortgages generally result in our receipt of reduced recoveries from Accounts. In addition, foreclosure actions by any holder of a tax lien may result in us receiving no recovery from an Account to the extent excess proceeds from such tax lien foreclosure are insufficient to provide for payment to us. If, at any time, (i) we experience an increase in mortgage foreclosures or tax lien foreclosures or (ii) we experience a decrease in owner payments, our financial condition, results of operations and cash flows could be adversely affected.

We depend on the skill and diligence of third parties to collect the Accounts.

Because the collection of Accounts requires special skill and diligence, any failure of BLG, or any other law firm utilized by us, to diligently collect the Accounts could adversely affect our financial condition, results of operations and cash flows.

The payoff amounts received by us from Accounts may be adversely affected due to a variety of factors beyond our control.

Several factors may reduce the amount that can be collected on any individual Account. The delinquent assessments that are the subject of the Accounts and related charges are included within an Association’s claim of lien under the applicable statute. In Florida, Association liens are recorded in the official county records and hold first priority status with respect to a first mortgage holder for an amount equal to the Super Lien Amount. Associations have assigned to us the right to direct law firms to collect on the liens and foreclose, subject to the terms and conditions of the purchase agreements between each Association and us.

Each Account presents a separate risk as to the creditworthiness of the debtor obligated to pay the Account, which, in general, is the owner of the unit or home when the Account was incurred and subsequent owners. For instance, if the debtor has incurred a property tax lien, a sale related to such lien could result in our complete loss of the Account. Also, a holder of a first mortgage taking title through a foreclosure proceeding in which the Association is named as a defendant must only pay the Super Lien Amount in a state with a super lien statute. Although we purchase Accounts at a discount to the outstanding balance and the owner remains personally liable for any deficiency, we may decide that it is not cost-effective to pursue such a deficiency. As a result, the purchase or ownership of a significant number of Accounts which result in payment of only the Super Lien Amount or less where no statute specifying a Super Lien Amount applies, could adversely affect our financial condition and results of operations.

The liens securing the Accounts we own may not be superior to all liens on the related units and homes.

Although the liens of the Associations securing the Accounts may be superior in right of payment to some of the other liens on a condominium unit or home, they may not be superior to all liens on that condominium unit or home. For instance, a lien relating to delinquent property taxes would be superior in right of payment to the liens securing the Accounts. In addition, if an Association fails to assert the priority of its lien in a foreclosure action, the Association may inadvertently waive the priority of its lien. In the event that there is a lien of superior priority on a unit or home relating to one of the Accounts, the Association’s lien might be extinguished in the event that such superior liens are foreclosed. In most instances, the unit or home owner will be liable for the payment of such Account and the ultimate payment would depend on the creditworthiness of such owner. In the case of a tax lien foreclosure, an owner taking title through foreclosure would not be liable for the payment of obligations that existed prior to the foreclosure sale. The purchase or ownership of a significant number of Accounts that are the subject of foreclosure by a superior lien could adversely affect our financial condition, results of operations and cash flows.

We may not choose to exercise our option to have Associations foreclose against condominium and home owners who are delinquent in paying off the Accounts relating to their units or homes.

Although we have the right to cause Associations to pursue a foreclosure action against a unit or home owner who is delinquent in paying off the Account relating to his or her unit or home, we may not choose to do so as the cost of such litigation may be prohibitive, especially when pursuing an individual claim against a single unit or home owner. Our choice not to cause Associations to foreclose on a unit or home may delay our ability to collect on the Account. If we decide not to cause Associations to pursue foreclosure against a significant number of Accounts, it could adversely affect our financial condition, results of operations and cash flows.

The holding period for our Accounts from purchase to payoff is indeterminate.

It can take our third-party law firms anywhere from three months to four years or longer to collect on an Account. As of June 30, 2015, approximately 75% of our Accounts were purchased prior to 2013, with some being purchased as early as 2008. Due to various factors, including those discussed above, we cannot project the payoff date for any Account. This indeterminate holding period reduces our liquidity and ability to fund our operations. If our ability to collect on a material number of Accounts was significantly delayed, it could adversely affect our cash flows and ability to fund our operations.

Our business model and related accounting treatment may result in acceleration of expense recognition before the corresponding revenues can be recognized.

As we expand our business, we may incur significant upfront costs relating to the acquisition of Accounts. Under United States generally accepted accounting principles (“GAAP”) such amounts may be required to be recognized in the period that they are expended. However, the corresponding revenue stream relating to the acquisition of such Accounts will not be recognized until future dates. Therefore, we may experience reduced earnings in earlier periods until such time as the revenue stream relating to the acquisition of such Accounts may be recognized.

Risks Relating to Taxation

AN INVESTMENT IN THE UNITS INVOLVES COMPLEX TAX ISSUES FOR NON-U.S. RESIDENTS. SEE THE HEADING OF THIS PROSPECTUS ENTITLED “MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF SECURITIES.” THE COMPANY AND ITS LEGAL OR FINANCIAL ADVISORS WILL NOT PROVIDE TAX ADVICE TO PROSPECTIVE INVESTORS, AND PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING AN INVESTMENT IN THE UNITS.

Risks Relating to our Securities and this Offering

There is no prior public market for our securities (including the units and the shares of common stock and warrants underlying the units) and we cannot assure you that an active trading market or a specific price will be established or maintained. The market price and trading volume of our units, shares of common stock and warrants may be volatile, and you may not be able to resell your units, shares of common stock or warrants (as the case may be) at or above the initial public offering price.

Prior to this offering, there has been no public market for our securities. There can be no assurance that an active, public trading market will ever develop even if we are successful with this offering. In addition, there can be no assurance that our securities will be accepted for listing or trading on any exchange or The NASDAQ Capital Market.

Our units, shares of common stock, and warrants have been approved for listing on The NASDAQ Capital Market under the symbols “LMFAU,” “LMFA” and “LMFAW,” respectively. We expect that the shares of common stock and warrants comprising the units will begin separate trading, and that the units will cease trading, on or about the 45th day following the effective date of this prospectus. If an active trading market does not develop and continue upon the closing of this offering, your investment may become less liquid and the market price of our securities may decline below the initial public offering price. The initial public offering price per unit will be determined by negotiation among us and our Placement Agent and may not be indicative of the market price of units, our common stock or warrants after completion of this offering. The price of our securities after the closing of this offering may fluctuate widely, depending upon many factors, including:

•	differences between our actual financial and operating results and those expected by investors;

•	changes in the share price of public companies with which we compete;

•	news about our industry and our competitors;

•	changes in general economic or market conditions including broad market fluctuations and fluctuations in the real estate market;

•	adverse regulatory actions and changes in the laws and regulations affecting our business; and

•	other factors listed in this section or otherwise.

Our securities may trade at prices significantly below the initial public offering price in which case, holders of our securities may experience difficulty in reselling, or an inability to sell, our securities. In addition, when the market price of a company’s equity drops significantly, equity holders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources away from the day-to-day operations of our business.

We are a “controlled company” within the meaning of the rules of The NASDAQ Capital Market and, as a result, expect to qualify for, and may to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the consummation of this offering, entities controlled by Bruce M. Rodgers, our Chairman and Chief Executive Officer, and Carollinn Gould, our Vice President-General Manager and director nominee, will control a majority of the voting power of our common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of The NASDAQ Capital Market. Under NASDAQ Capital Market rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following our initial public offering, we may elect to utilize some of these exemptions, namely the exemption relating to the requirement to have all independent directors on the nominating and corporate governance committee. We may also elect to utilize other exemptions in the future so long as we continue to qualify as a “controlled company.” If we utilize these exemptions we may not have a majority of independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The NASDAQ Capital Market. See “Management—Controlled Company” for additional information.

We will incur increased costs as a result of being a public company.

As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. The Sarbanes-Oxley Act and related rules and regulations of the SEC and the various trading markets (including The NASDAQ Capital Market) regulate the corporate governance practices of public companies. We expect that compliance with these requirements will increase our expenses and make some activities more time consuming than they have been in the past when we were a private company. Such additional costs going forward could negatively impact our financial condition and results of operations.

Securities analysts may not initiate coverage of our securities or may issue negative reports, which may adversely affect the trading price of our securities.

We cannot assure you that securities analysts will cover our company after completion of this offering. If securities analysts do not cover our company, this lack of coverage may adversely affect the trading price of our securities. The trading market for our securities will rely in part on the research and reports that securities analysts publish about us and our business. If one or more of the analysts who cover our company downgrades our securities, the trading price of our securities may decline. If one or more of these analysts ceases to cover our company, we could lose visibility in the market, which, in turn, could also cause the trading price of our securities to decline. Further, because of our small market capitalization, it may be difficult for us to attract securities analysts to cover our company, which could significantly and adversely affect the trading price of our securities.

You will suffer immediate and substantial dilution as a result of investing in the units.

The initial public offering price per unit is higher than our net tangible book value per unit. Accordingly, if you purchase units in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of units, you will incur immediate dilution of approximately $8.69 in net tangible book value per unit if we raise the minimum offering and $7.16 in the net tangible book value per unit if we raise the maximum offering. See the heading entitled “Dilution” in this prospectus for more information.

If we do not maintain an effective registration statement, you may not be able to exercise the warrants in a cash exercise.

For you to be able to exercise the warrants, the resale of the shares of common stock to be issued to you upon exercise of the warrants must be covered by an effective and current registration statement. We cannot guarantee that we will continue to maintain a current registration statement relating to the resale of the shares of common stock underlying the warrants. In such circumstances, you would be unable to exercise the warrants in a cash exercise and will be required to engage in a cashless exercise in which a number of warrant shares equal to the fair market value of the exercised shares will be withheld. In those circumstances, we may, but are not required to, redeem the warrants by payment in cash. Consequently, there is a possibility that you will never be able to exercise the warrants and receive the underlying shares of common stock. This potential inability to exercise the warrants in a cash exercise, our right to cancel the warrants under certain circumstances, and the possibility that we may redeem the warrants for nominal value, may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the JOBS Act. We will remain an EGC until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30. For so long as we remain an EGC, we are permitted to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation;

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

•	the ability to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We may choose to take advantage of some or all of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We cannot predict whether investors will find our units, warrants or common stock less attractive if we rely on certain or all of these exemptions. If some investors find our units, warrants or common stock less attractive as a result, there may be a less active trading market for our units, warrants or common stock and the price of our units, warrants or common stock may be more volatile.

This offering is being conducted on a “best efforts” basis and we may not be able to execute our growth strategy if a sufficient number of units are not sold in the offering.

If you invest in the units and more than 1,200,000 units are sold, but less than all of the offered units are sold, you may have acquired an interest in a company with limited financial capability and the risk of losing your entire investment will be increased. Our Placement Agent is offering our units on a minimum/maximum “best efforts” basis, and we can give no assurance that all 2,000,000 units offered by this prospectus will be sold. Our officers, directors and affiliates may, but are not obligated to, purchase units in the offering for the explicit purpose of satisfying the minimum offering amount. Any such purchases will be made for investment purposes only, and not with a view toward redistribution. If we are unable to sell at least 1,200,000 of the units offered hereby by November 13, 2015, we will terminate this offering and all monies collected from subscribers and held in escrow will be returned to such subscribers without interest or deduction. Furthermore, if at least 1,600,000 of the units offered by this prospectus are not sold, we may be unable to fund all the intended uses described in this prospectus from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering proceeds.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements.

The terms “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “foresees” or “continue” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our strategies, results of operations or liquidity;

•	projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance;

•	statements of management’s goals and objectives, including the development of new products;

•	projections of revenue, earnings, capital structure and other financial items;

•	assumptions underlying statements regarding us or our business;

•	the scalability of our business model and our anticipated expansion;

•	our competitive position;

•	our expectations related to the use of proceeds from this offering; and

•	the impact of government laws and regulations.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, those listed below and those discussed in greater detail under the heading “Risk Factors” above:

•	we may not be able to continue to purchase Association Accounts at favorable prices, or on sufficiently favorable terms, or at all;

•	we may not be able to recover sufficient amounts on our Accounts to cover our costs;

•	we face intense competition from lawyers, collection agencies, and other direct and indirect competitors;

•	we are dependent upon third-party law firms to service our Accounts;

•	we may not be successful at acquiring and collecting Accounts in other states profitably;

•	the Rodgers family will effectively control our company by beneficially owning more than 50% of our outstanding common stock;

•	government regulation, current laws, and new laws may limit our ability to recover and enforce the collection of our Accounts; and

•	the lack of a public trading market for our securities.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Consequently, you should not place undue reliance on forward-looking statements.

USE OF PROCEEDS

The gross proceeds from this offering will be approximately $20,000,000 if the maximum number of units offered is sold, and $12,000,000 if the minimum number of units offered is sold, before deducting expenses. We estimate offering expenses to be approximately $1,059,479, excluding Placement Agent fees and a maximum one percent (1.0%) expense reimbursement. We estimate the net proceeds of the offering to be approximately $17,240,521 if the maximum offering is obtained and approximately $9,920,521 if the minimum offering is obtained. The following table sets forth our estimated net offering proceeds from the sale of the maximum and the minimum amount of units offered.

Estimated Offering Proceeds

	Maximum Offering	Minimum Offering
Offering Proceeds	$20,000,000	$12,000,000
Less Placement Agent Fees and Offering Expenses(1)	2,759,479	2,079,479

Net Proceeds from Offering	$17,240,521	$9,920,521

(1)	Our Placement Agent, International Assets Advisory, LLC, will be paid a 7.5% fee and an expense reimbursement capped at 1% of the offering price for all units sold in the offering. Our estimated offering expenses, excluding the maximum 1% expense reimbursement and the Placement Agent fees, are $1,059,479.

We intend to use the net proceeds of the offering for operating and general corporate purposes. The principal purposes of the offering are to provide capital to acquire Accounts and to otherwise provide us with financial flexibility to support future growth. We may use a portion of the net proceeds from this offering to pursue acquisitions of other Account servicing businesses and expansions of the products that we offer in existing and new markets. However, we have no commitments with respect to any such acquisition, investment or product expansion, and we are not currently involved in any negotiations with respect to any of the foregoing.

As of the date of this prospectus, we intend to use the net proceeds of this offering in materially the following manner:

Description of Use	Maximum Offering	%	Minimum Offering	%
Capital for Acquisition of Accounts	$10,740,521	62.30%	$6,420,521	64.72%
Capital for Acquisitions of Account Servicing Businesses	3,000,000	17.40%	1,500,000	15.12%
Software Development	1,000,000	5.80%	250,000	2.52%
General Corporate Purposes	2,500,000	14.50%	1,750,000	17.64%

Total Uses of Proceeds	$17,240,521	100%	$9,920,521	100%

In the event that we sell only the minimum number of units offered and therefore receive only the minimum amount of offering proceeds, we would have less working capital with which to pursue the foregoing. Pending the use by us of such proceeds, we will invest such proceeds in interest-bearing securities consistent with our current investment policies.

DIVIDEND POLICY

Following our initial public offering we do not anticipate paying any cash dividends on our common stock in the foreseeable future, if ever. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements, as well as Delaware law and other factors that our Board of Directors deems relevant.

LM Funding, LLC made distributions to its members in the aggregate amounts equal to $1,421,446 and $1,133,713 in 2013 and 2014, respectively, payable from net cash flow. Such payments were made in lieu of a salary to Carollinn Gould, the beneficial owner of CGR63, LLC and BRR Holding, LLC, and Frank C. Silcox, the beneficial owner of LM Funding Management, LLC until January 26, 2015. An aggregate of $1,409,474 in distributions were made in 2015 to Carollinn Gould through BRR Holding, LLC and CGR63, LLC in lieu of a salary (excluding the redemption of a member’s interest in 2015 in the aggregate amount of approximately $2 million) through June 30, 2015. In addition, all of the cash of the Company on the day prior to the consummation of this offering will be distributed to CGR63, LLC and BRR Holding, LLC in proportion to their membership interests in LM Funding, LLC.

CORPORATE REORGANIZATION

We were originally organized in January 2008 as a Florida limited liability company under the name LM Funding, LLC (“LMF-LLC”). To date, all of our business has been conducted through LMF-LLC and its subsidiaries. Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of LMF-LLC will contribute all of their membership interests in LMF-LLC to LM Funding America, Inc., a Delaware corporation incorporated on April 20, 2015 (“LMFA”), in exchange for an aggregate of 2,100,000 shares of the common stock of LMFA (the “Corporate Reorganization”). Immediately after such contribution and exchange, the former members of LMF-LLC will hold 100% of the issued and outstanding common stock of LMFA, thereby making LMF-LLC a wholly-owned subsidiary of LMFA. Following the contribution and exchange, we expect that substantially all of our business and operations will continue to be conducted by LMF-LLC and its wholly-owned subsidiaries, LMF October 2010 Fund, LLC, REO Management Holdings, LLC, LM Funding of Colorado, LLC, LM Funding of Washington, LLC and its 95%-owned subsidiary, LMF SPE#2, LLC. Except as the context otherwise requires, all information in this prospectus is presented after giving effect to the Corporate Reorganization.

The diagram below shows our organizational structure immediately after the completion of the Corporate Reorganization and this offering:

DETERMINATION OF OFFERING PRICE

The public offering price will be determined through negotiations between the Placement Agent and us. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

•	prevailing market and general economic conditions;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our units, shares of common stock and warrants may not develop. It is possible that after this offering our units, shares of common stock and warrants will not trade in the public market at or above the public offering price. We and the Placement Agent have agreed that the exercise price of the warrants included in the units will be equal to 125% of the per-unit public offering price, taking into consideration the factors discussed above.

CAPITALIZATION

The following table sets forth the cash and capitalization as of June 30, 2015 of:

•	LMF-LLC on an actual basis;

•	LMFA on a pro forma as adjusted basis to give effect to the Corporate Reorganization described under “Corporate Reorganization,” the other Transactions described in “Unaudited Pro Forma Financial Statements,” and the issuance of 1,200,000 units (the minimum that may be sold by us in the offering) at an assumed public offering price of $10.00 per unit and the anticipated application of the net proceeds from this offering; and

•	LMFA on a pro forma as adjusted basis to give effect to the Corporate Reorganization described under “Corporate Reorganization,” the other Transactions described in “Unaudited Pro Forma Financial Statements,” and the issuance of 2,000,000 units (the maximum that may be sold by us in the offering) at an assumed public offering price of $10.00 per unit and the anticipated application of the net proceeds from this offering.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” “Corporate Reorganization,” “Unaudited Pro Forma Financial Statements” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2015
		Pro Forma As Adjusted
	Actual	Assuming Minimum(1)	Assuming Maximum(2)
Cash and cash equivalents	$2,429,982	$9,920,521	$17,240,521

Total Debt	$9,169,453	$9,169,453	$9,169,453

LMF-LLC members’ deficit	(3,229,328)	(5,659,310)	(5,659,310)
Non-controlling interest	60,303	60,303	60,303
Common stock, $0.001 par value, 80,000,000 authorized shares, zero shares issued and outstanding actual; 3,300,000 shares issued and outstanding pro forma assuming we raise the minimum offering; and 4,100,000 shares issued and outstanding pro forma assuming we raise the maximum offering(3)	—	3,300	4,100
Additional paid in capital	—	9,917,221	17,236,421

Total equity (deficit)	(3,169,025)	4,321,514	11,641,514

Total capitalization	$6,000,428	$13,490,967	$20,810,967

(1)	Assumes that none of the 1,200,000 warrants issued to investors in this offering have been exercised.
(2)	Assumes that none of the 2,000,000 warrants issued to investors in this offering have been exercised.
(3)	Based upon 3,300,000 shares of our common stock outstanding as of June 30, 2015 if we raise the minimum offering, and 4,100,000 shares of our common stock outstanding as of June 30, 2015 if we raise the maximum offering, excluding (i) 1,200,000 shares of our common stock issuable upon exercise of the warrants sold to investors in this offering assuming we raise the minimum offering and (ii) 2,000,000 shares of our common stock issuable upon exercise of the warrants sold to investors in this offering assuming we raise the maximum offering. The number of authorized shares will be reduced to 10,000,000 prior to the consummation of the offering.

DILUTION

If you invest in our securities, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing this total by the number of outstanding shares of common stock.

After giving pro forma effect to the Corporate Reorganization described under “Corporate Reorganization,” the other Transactions described in “Unaudited Pro Forma Financial Statements” and after giving effect to the sale of the minimum number units offered at an assumed initial public offering price of $10.00 per unit less estimated Placement Agent fees and estimated expenses, our pro forma, as adjusted net tangible book value as of June 30, 2015 would have been $4.322 million, or $1.31 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $3.01 per share to existing stockholders and an immediate dilution of $8.69 per share to you. After giving pro forma effect to the Corporate Reorganization described under “Corporate Reorganization” and assuming the sale of the maximum number of units offered at an initial public offering price of $10.00 per unit less estimated Placement Agent fees and estimated expenses, our pro forma, as adjusted net tangible book value as of June 30, 2015 would have been $11.642 million, or $2.84 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $4.21 per share to existing stockholders and an immediate dilution of $7.16 per share to you. This dilution is illustrated in the following table:

	Assuming Minimum	Assuming Maximum
Assumed initial public offering price per share of our common stock	$10.00	$10.00

Pro forma net tangible book value per share as of June 30, 2015(1)	(2.67)	(2.67)
Increase per share attributable to this offering(2)	3.98	5.51

Pro forma net tangible book value per share after this offering(2)	1.31	2.84

Dilution per share to new investors in this offering(2)	$8.69	$7.16

(1)	Based upon 2,100,000 shares of our common stock outstanding as of June 30, 2015 assuming the Corporate Reorganization and excluding (i) 1,200,000 shares of our common stock plus an additional 1,200,000 shares of our common stock issuable upon exercise of the warrants sold to investors in this offering assuming we raise the minimum offering and (ii) 2,000,000 shares of our common stock plus an additional 2,000,000 shares of our common stock issuable upon exercise of the warrants sold to investors in this offering assuming we raise the maximum offering.
(2)	Assumes no exercise of the (i) 1,200,000 warrants to purchase 1,200,000 shares of our common stock issued to purchasers in this offering assuming we raise the minimum offering and (ii) 2,000,000 warrants to purchase 2,000,000 shares of our common stock issued to purchasers in this offering we raise the maximum offering.

The following table shows on a pro forma, as adjusted basis at June 30, 2015, the total number of shares of common stock purchased, the total consideration paid to us and the average price per share paid by existing stockholders assuming the sale of the minimum number of units that may be sold by us in the offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	2,100,000	63.64%	$0.00	63.64%	$0.00
New investors	1,200,000	36.36%	12,000,000	36.36%	10.00

Totals	3,300,000	100%	$12,000,000	100%	$3.64

The following table shows on a pro forma, as adjusted basis at June 30, 2015, the total number of shares of common stock purchased, the total consideration paid to us and the average price per share paid by existing stockholders assuming the sale of the maximum number of units that may be sold by us in the offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	2,100,000	50.22%	$0.00	50.22%	$0.00
New investors	2,000,000	49.78%	20,000,000	49.78%	10.00

Totals	4,100,000	100%	$20,000,000	100%	$4.88

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Description of transactions

The following unaudited pro forma condensed consolidated financial statements give effect to the following transactions incurred at or since December 31, 2014 or expected to incur in connection with the consummation of our initial public offering (referred to as the “Transactions”):

•	the Corporate Reorganization described under “Corporate Reorganization;”

•	the sale of an assumed $16.0 million of units in this offering (the midpoint of the minimum offering amount of $12.0 million and the maximum offering amount of $20.0 million);

•	the new executive salaries to be implemented upon the completion of this offering as described under “Executive Compensation—Employment Agreements;”

•	the execution by us and BLG of a new Services Agreement, as described in “Business—Relationship with BLG and other Law Firms;”

•	distributions by LMF-LLC to its members prior to the offering, as described in “Dividend Policy” (“Pre-Offering Distributions”);

•	(i) the new debt agreement, dated December 30, 2014, to refinance debt in the amount of $7,431,938 at 8% interest; (ii) the new debt agreement, dated January 26, 2015, for $2,000,000 at 14% interest to finance the purchase of membership interests in LM Funding, LLC beneficially owned by Frank C. Silcox; and (iii) the new debt agreement, dated June 25, 2015 (funded July 1, 2015), for $1,800,000 at 6% interest (plus LIBOR base rate) to refinance the debt noted under (ii) above originated in connection with the membership interest redemption; and

•	with regard to the unaudited pro forma condensed consolidated statements of income, a provision for corporate income taxes at an effective statutory rate of 38%.

The unaudited pro forma condensed consolidated balance sheets and the unaudited pro forma condensed consolidated statements of income are based on the condensed consolidated balance sheets and condensed consolidated statements of income as of and for the six-month period ended June 30, 2015, and the consolidated statement of income for the year ended December 31, 2014 appearing elsewhere in this prospectus. These unaudited pro forma financial statements should be read in conjunction with the historical audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. It has been prepared in accordance with the regulations of the SEC and is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Transactions at the dates indicated, nor does it purport to project the future financial position or operating results of the Company after the Transactions. The unaudited pro forma condensed consolidated financial information does not reflect any revenue or cost savings from synergies that may be achieved with respect to the Transactions.

LM FUNDING, LLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2015

	LM Funding, LLC and Subsidiaries						LM Funding America, Inc.
	Historical Balances	Pro Forma Adjustments		Pro Forma Results	Reorganization Adjustments	Pro Forma Results	Pro Forma Results	Offering Adjustments		Pro Forma Results
ASSETS
Cash	$2,429,982	$(2,429,982	)(a)	$—	$—	$—	$—	$13,580,521	(b)	$13,580,521
Finance receivables	2,849,754	—		2,849,754	—	2,849,754	2,849,754	—		2,849,754
Due from related party	12,851	—		12,851	—	12,851	12,851	—		12,851
Other assets	707,841	—		707,841	—	707,841	707,841	—		707,841

	$6,000,428	$(2,429,982)		$3,570,446	$—	$3,570,446	$3,570,446	$13,580,521		$17,150,967

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Liabilities	$348,700	$—		$348,700	$—	$348,700	$348,700	$—		$348,700
Bank indebtedness	7,042,975	—		7,042,975	—	7,042,975	7,042,975	—		7,042,975
Other indebtedness	1,777,778	—		1,777,778	—	1,777,778	1,777,778	—		1,777,778

	9,169,453	—		9,169,453	—	9,169,453	9,169,453	—		9,169,453

Members’ equity (deficit)	(3,229,328)	(2,429,982	)(a)	(5,659,310)	—	(5,659,310)	(5,659,310)	13,580,521	(b)	7,921,211
Non-controlling interest	60,303	—		60,303	—	60,303	60,303	—		60,303

	(3,169,025)	(2,429,982)		(5,599,007)	—	(5,599,007)	(5,599,007)	13,580,521		7,981,514

	$6,000,428	$(2,429,982)		$3,570,446	$—	$3,570,446	$3,570,446	$13,580,521		$17,150,967

NOTES—The unaudited pro forma condensed consolidated balance sheets have been prepared to reflect the following pro forma adjustments for transactions incurred or contemplated since June 30, 2015 assuming each transaction was consummated on June 30, 2015:

(a)	Represents anticipated Pre-Offering Distributions.

(b)	Represents proceeds from the offering based on an assumed offering of $16.0 million net of transaction expenses of approximately $2.42 million.

LM FUNDING, LLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Six Months Ended June 30, 2015

	LM Funding, LLC and Subsidiaries							LM Funding America, Inc.
	Historical Balances	Pro Forma Adjustments		Pro Forma Results	Reorganization Adjustments		Pro Forma Results	Pro Forma Results	Offering Adjustments	Pro Forma Results
Revenues	$3,603,736	$—		$3,603,736	$—		$3,603,736	$3,603,736	$—	$3,603,736

Staff costs and payroll	611,505	252,500	(a)	864,005	—		864,005	864,005	—	864,005
Collection costs	27,100	—		27,100	—		27,100	27,100	—	27,100
Professional fees	387,510	100,000	(b)	487,510	—		487,510	487,510	—	487,510
Settlement costs with associations	256,913	—		256,913	—		256,913	256,913	—	256,913
Other expenses	584,247	—		584,247	—		584,247	584,247	—	584,247
Interest expense	402,825	(64,000	)(c)	338,825	—		338,825	338,825	—	338,825

Income before taxes	1,333,636	(288,500)		1,045,136	—		1,045,136	1,045,136	—	1,045,136
Provision for income taxes	—	—		—	(397,200	)(d)	(397,200)	(397,200)	—	(397,200)

Net income(1)	$1,333,636	$(288,500)		$1,045,136	$(397,200)		$647,936	$647,936	$—	$647,936

Weighted average shares of common stock outstanding
Basic	—	—		—	—		—	2,100,000	—	3,700,000
Diluted	—	—		—	—		—	2,100,000	—	3,700,000
Net income available to common stock per share
Basic	—	—		—	—		—	$0.31	—	$0.18
Diluted	—	—		—	—		—	$0.31	—	$0.18

(1)	includes income attributable to non-controlling interest

NOTES—The pro forma condensed consolidated statements of income have been prepared to reflect the following pro forma adjustments retroactive to January 1, 2015 for transactions incurred or contemplated since June 30, 2015 and through the effective date of the registration statement of which this prospectus forms a part:

(a)	Represents new base salary amounts under executive employment agreements that will become effective at the closing of the offering. Consists of new salary of Mr. Rodgers in the amount of $96,250 per quarter and new salary of Ms. Gould in the amount of $30,000 per quarter. No other salaries are included. Mr. Galaris’ salary after the execution of his new employment agreement will not differ materially from his current salary.

(b)	Represents incremental expenses that would have been payable by us to BLG if the new Services Agreement with BLG was in effect during the six months ended June 30, 2015.

(c)	Represents interest expense recalculated for the period related to the debt agreement, dated June 25, 2015 (funded July 1, 2015), for $1,800,000 at 6% interest (plus LIBOR base rate) to refinance the debt agreement, dated January 26, 2015, originated at $2,000,000 with interest at 14%.

(d)	Represents the provision for corporate income taxes at an effective statutory rate of 38%.

LM FUNDING, LLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Twelve Months Ended December 31, 2014

	LM Funding, LLC and Subsidiaries							LM Funding America, Inc.
	Historical Balances	Pro Forma Adjustments		Pro Forma Results	Reorganization Adjustments		Pro Forma Results	Pro Forma Results	Offering Adjustments	Pro Forma Results
Revenues	$7,649,389	$—		$7,649,389	$—		$7,649,389	$7,649,389	$—	$7,649,389

Staff costs and payroll	1,301,137	505,000	(a)	1,806,137	—		1,806,137	1,806,137	—	1,806,137
Collection costs	715,547	(715,547	)(b)	—	—		—	—	—	—
Professional fees	565,537	200,000	(b)	765,537	—		765,537	765,537	—	765,537
Settlement costs with associations	373,422	—		373,422	—		373,422	373,422	—	373,422
Other expenses	1,162,390	—		1,162,390	—		1,162,390	1,162,390	—	1,162,390
Interest expense	985,023	(344,000	)(c)	641,023	—		641,023	641,023	—	641,023

Income before taxes	2,546,333	354,547		2,900,880	—		2,900,880	2,900,880	—	2,900,880
Provision for income taxes	—	—		—	(1,102,300	)(d)	(1,102,300)	(1,102,300)	—	(1,102,300)

Net income(1)	$2,546,333	$354,547		$2,900,880	$(1,102,300)		$1,798,580	$1,798,580	$—	$1,798,580

Weighted average shares of common stock outstanding
Basic	—	—		—	—		—	2,100,000	—	3,700,000
Diluted	—	—		—	—		—	2,100,000	—	3,700,000
Net income available to common stock per share
Basic	—	—		—	—		—	$0.86	—	$0.49
Diluted	—	—		—	—		—	$0.86	—	$0.49

(1)	includes income attributable to non-controlling interest

NOTES—The pro forma condensed consolidated statements of income have been prepared to reflect the following pro forma adjustments retroactive to January 1, 2014 for transactions incurred or contemplated since December 31, 2014 and through the effective date of the registration statement of which this prospectus forms a part:

(a)	Represents new base salary amounts under executive employment agreements that will become effective at the closing of the offering. Consists of new salary of Mr. Rodgers in the amount of $385,000 per year and new salary of Ms. Gould in the amount of $120,000 per year. No other salaries are included. Mr. Galaris’ salary after the execution of his new employment agreement will not differ materially from his current salary.

(b)	Represents incremental expenses and change in collection cost that would have been payable by us to BLG if the new Services Agreement with BLG was in effect during the year ended December 31, 2014.

(c)	Represents interest expense recalculated for the year to reflect: (i) the new debt agreement, dated December 30, 2014, to refinance debt in the amount of $7,431,938 at 8% interest and (ii) the new debt agreement, dated June 25, 2015 (funded July 1, 2015), for $1,800,000 at 6% interest (plus LIBOR base rate) to refinance debt originated in January 2015, the proceeds of which were used to purchase membership interests in LM Funding, LLC beneficially owned by Frank C. Silcox.

(d)	Represents the provision for corporate income taxes at an effective statutory rate of 38%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When you read this section of this prospectus, it is important that you also read our consolidated financial statements and related notes as well as the unaudited pro forma financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons set forth herein, including the factors described below and under the heading “Risk Factors.”

Overview

We are a specialty finance company that provides funding to nonprofit community associations primarily located in the state of Florida and, to a lesser extent, nonprofit community associations in the states of Washington and Colorado. We offer incorporated nonprofit community associations, which we refer to as “Associations,” a variety of financial products customized to each Association’s financial needs. Our original product offering consists of providing funding to Associations by purchasing their rights under delinquent accounts that are selected by the Associations arising from unpaid Association assessments. We provide funding against such delinquent accounts, which we refer to as “Accounts,” in exchange for a portion of the proceeds collected by the Associations from the account debtors on the Accounts. More recently, we have started to engage in the business of purchasing Accounts on varying terms tailored to suit each Association’s financial needs, including under our New Neighbor Guaranty program. We believe that revenues from the New Neighbor Guaranty program, as well as other similar products we may develop in the future, including products developed in response to the laws and regulations governing Association Accounts in various states in which we intend to expand, will comprise an increasingly larger piece of our business during the next few years, and we intend to seek to leverage these products to expand our business activities and grow both within and outside of Florida.

Under our original business, we purchase an Association’s right to receive a portion of the Association’s collected proceeds from owners that are not paying their assessments. After taking assignment of an Association’s right to receive a portion of the Association’s proceeds from the collection of delinquent assessments, we engage law firms to perform collection work on a deferred billing basis on behalf of the Association wherein the law firms receive payment upon collection from the account debtors or at a predetermined contracted amount if payment from account debtors is less than legal fees and costs owed. Under this business model, we typically fund an amount equal to or less than the Super Lien Amount an Association could recover on a delinquent account for each Account. Upon collection of an Account, the law firm working on the Account, on behalf of the Association, generally distributes to us the funded amount, interest otherwise payable to the Association, and administrative late fees otherwise payable to the Association, with the law firm retaining legal fees and costs collected, and the Association retaining the balance of the collection. In connection with this business, we have developed proprietary software for servicing Accounts, which we believe enables law firms to service Accounts efficiently and profitably.

Under the New Neighbor Guaranty program, an Association will generally assign substantially all of its outstanding indebtedness and accruals on its delinquent units to us in exchange for payment by us of monthly dues on each delinquent unit. This simultaneously eliminates a substantial portion of the Association’s balance sheet bad debts and assists the Association to meet its budget by receiving guaranteed monthly payments on its delinquent units and relieving the Association from paying legal fees and costs to collect its bad debts.

Because we acquire and collect on the delinquent receivables of Associations, the Account debtors are third parties that we have little or no information about. Therefore, we cannot predict when any given Account will be paid off or how much it will yield. In assessing the risk of purchasing Accounts, we review the property values of the underlying units, the governing documents of the relevant Association, and the total number of delinquent receivables held by the Association.

We believe that our original product is becoming less popular with Associations whose budgets are strained to the point where a lengthy wait for a full collection on an Account is less desirable than receiving any money on the Account sooner. Our New Neighbor Guaranty product alleviates this problem and pays Associations on a current on-going basis for delinquent Accounts. We see the New Neighbor Guaranty as a product that will play an increasingly large role in our future growth, although we are uncertain whether Associations will continue to desire short-term liquidity rather than potentially larger long-term payouts on Accounts as real estate markets improve, or, alternatively, if we are likely to see a sharp decline again in real estate markets, as experienced in 2008, which could further strain Association budgets.

We believe that the capital required for both of our products is substantially the same provided that foreclosure courts function in a timely manner and New Neighbor Guaranty Accounts can be brought to foreclosure sale within 12 months. Our obligation to pay monthly assessments under the New Neighbor Guaranty program is limited to 48 months or a lesser amount of months capped by the $17,000 per Account limit contained in our AmTrust insurance policy. Our obligation to pay monthly assessments on any unit ends upon full collection of all amounts owed on the Account. Although our current New Neighbor Guaranty Accounts have required a higher investment per Account due to our previous reluctance to cause Associations to foreclose on Accounts prior to a change in Florida law that reversed the Spiaggia case, we believe that under current Florida law we can keep capital requirements for both of our products consistent provided that we can cause Associations to timely foreclose on New Neighbor Guaranty Accounts. We have seen the speed of foreclosure courts in Florida fluctuate depending on funding from the state to pay for additional judges. Also, we believe other judicial foreclosure states like Florida where we purchase New Neighbor Guaranty Accounts will have similar fluctuations in the time it takes to finish a foreclosure. Although we are not currently operating in non-judicial foreclosure states, we believe the time to complete foreclosures will be less in non-judicial foreclosure states since little or no court action is required to complete a foreclosure unlike in judicial foreclosure states like Florida where judges are involved in most steps required to complete a foreclosure, which increases the time it takes to complete a foreclosure. If the time to foreclose on Accounts increases on our New Neighbor Guaranty Accounts, our capital commitments on these Accounts will increase because we will be required to pay additional assessments and annual insurance premiums. We believe that the liquidity that will be provided by the proceeds of this offering should greatly help us guard against the risk of extended foreclosure times and allow us to scale our New Neighbor Guaranty product successfully.

The tables below show fundings and recoveries relating to our original product and our New Neighbor Guaranty product for the six months ended June 30, 2015 and 2014, and the years ended December 31, 2014 and 2013:

Original Product			Original Product
	June 30, 2015	June 30, 2014		December 31, 2014	December 31, 2013
Beginning Balance	$2,430,456	$3,757,963	Beginning Balance	$3,757,963	$4,501,916
Fundings	112,512	159,662	Fundings	359,200	940,097
Recoveries	(689,737)	(761,272)	Recoveries	(1,686,707)	(1,684,050)

Ending Balance	$1,853,231	$3,156,353	Ending Balance	$2,430,456	$3,757,963

New Neighbor Guaranty			New Neighbor Guaranty
	June 30, 2015	June 30, 2014		December 31, 2014	December 31, 2013
Beginning Balance	$1,042,805	$969,369	Beginning Balance	$969,369	$496,303
Fundings	261,792	40,060	Fundings	381,585	616,346
Recoveries	(308,074)	(129,675)	Recoveries	(308,149)	(143,280)

Ending Balance	$996,523	$879,754	Ending Balance	$1,042,805	$969,369

In addition, below is a table detailing cash receipts collected by us for our original product and our New Neighbor Guaranty product for the six months ended June 30, 2015 and 2014, and the years ended December 31, 2014 and 2013:

Original Product			Original Product
	June 30, 2015	June 30, 2014		December 31, 2014	December 31, 2013
Interest on delinquent Association fees	$2,912,060	$3,295,496	Interest on delinquent Association fees	$6,432,878	$5,430,259
Administrative and late fees	299,932	386,897	Administrative and late fees	709,846	886,340
Underwriting and origination fees	162,745	84,125	Underwriting and origination fees	243,366	213,457
Recovery of investment	689,737	761,272	Recovery of investment	1,686,707	1,684,050

Cash receipts of original product	$4,064,474	$4,527,790	Cash receipts of original product	$9,072,797	$8,214,106

New Neighbor Guaranty			New Neighbor Guaranty
	June 30, 2015	June 30, 2014		December 31, 2014	December 31, 2013
Recoveries in excess of cost - New Neighbor Guaranty	$143,327	$76,953	Recoveries in excess of cost - New Neighbor Guaranty	$136,655	$313,737
Recovery of investment	308,074	129,675	Recovery of investment	308,149	143,280

Cash receipts of New Neighbor Guaranty	$451,401	$206,628	Cash receipts of New Neighbor Guaranty	$444,804	$457,017

Note—The disclosure above represents cash receipts of LM Funding, LLC and Subsidiaries. All legal fees and disbursements to Associations are not represented above as they are not made by LM Funding, LLC. These disbursements are made by legal counsel from their independent trust accounts based on state statutes and contract terms.

Effects of the Corporate Reorganization

LMFA was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon completion of the offering, we expect that substantially all of our business will be conducted through LMF-LLC, and the financial results of LMF-LLC and its consolidated subsidiaries will be consolidated in our financial statements. LMF-LLC is currently taxed as a partnership for federal income tax purposes and, as a result, the members of LMF-LLC pay taxes with respect to their allocable shares of its net taxable income. Following the Corporate Reorganization and this offering, all of the earnings of LMFA will be subject to federal income taxation.

If we were a C corporation responsible for paying entity-level income tax, we would have been required to pay approximately $507,000 in taxes for the six months ended June 30, 2015 and approximately $968,000 in taxes for the year ended December 31, 2014, which would have reduced our earnings. Further, in connection with our initial public offering, we will incur increased compensation expenses for two of our executive officers, which will result in additional payroll costs of $505,000 annually. Our compensation of these executives would also have reduced our earnings for the six months ended June 30, 2015 and year ended December 31, 2014. Please see “Unaudited Pro Forma Financial Statements” for additional information.

Financial Overview

Historically our results of operations have consisted of revenues from proceeds collected from account debtors on our funded Accounts, operating expenses related to our normal course of business, and interest expense on credit collateralized by the accounts receivable, contract rights and lien rights arising from or relating to collection of Association payments made by the Company.

The following table presents selected consolidated financial data for the periods indicated:

	LM Funding, LLC and Subsidiaries
	Six Months Ended		Three Months Ended				Year Ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	March 31, 2015	March 31, 2014	December 31, 2014	December 31, 2013
Revenue	$3,603,736	$4,001,127	$2,016,103	$2,260,069	$1,587,633	$1,741,058	$7,649,389	$6,895,487
Revenue % gain (decline)	(9.93)%	16.15%	(10.79)%	16.63%	(8.81)%	15.54%	10.93%	24.75%

Operating Expenses	$1,867,275	$2,293,700	$878,238	$1,195,914	$989,037	$1,097,786	$4,118,033	$3,825,885
Operating Expenses % gain (decline)	(18.59)%	25.49%	(26.56)%	33.73%	(9.91)%	17.60%	7.64%	19.58%
Operating Expenses as a % of revenue	51.81%	57.33%	43.56%	52.91%	62.30%	63.05%	53.83%	55.48%

Operating Income	$1,736,461	$1,707,427	$1,137,865	$1,064,155	$598,596	$643,272	$3,531,356	$3,069,602
Operating Income % gain (decline)	1.70%	5.60%	6.93%	1.98%	(6.95)%	12.19%	15.04%	31.84%
Operating Income as a % of revenue	48.19%	42.67%	56.44%	47.09%	37.70%	36.95%	46.17%	44.52%

Net Income	$1,248,353	$1,100,821	$880,764	$758,371	$367,589	$342,450	$2,382,464	$1,731,268
Net Income % gain (decline)	13.40%	11.15%	16.14%	2.60%	7.34%	36.28%	37.61%	71.12%
Net Income as a % of revenue	34.64%	27.51%	43.69%	33.56%	23.15%	19.67%	31.15%	25.11%

Operating Cash Flow	$1,435,420	$1,210,952	$741,851	$915,396	$693,569	$295,556	$2,422,570	$1,906,900
Operating Cash Flow as a % of revenue	39.83%	30.27%	36.80%	40.50%	43.69%	16.98%	31.67%	27.65%

Units Collected (a)	748	839	425	458	323	381	1,711	1,530
Revenue Per unit collected	$4,817.83	$4,768.92	$4,743.77	$4,934.65	$4,915.27	$4,569.71	$4,470.71	$4,506.85
Operating Expenses per unit collected	2,496.36	2,733.85	2,066.44	2,611.17	3,062.03	2,881.33	2,406.80	2,500.58
Operating Income per unit collected	2,321.47	2,035.07	2,677.33	2,323.48	1,853.24	1,688.38	2,063.91	2,006.28
Net Income per unit collected	1,668.92	1,312.06	2,072.39	1,655.83	1,138.05	898.82	1,392.44	1,131.55
Operating Cash Flow per unit collected	1,919.01	1,443.33	1,745.53	1,998.68	2,147.27	775.74	1,415.88	1,246.34

(a)	Represents units that were collected and deemed “inactive” in our system in the period noted.

Results of Operations

The Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

Revenues

During the six months ended June 30, 2015, total revenue decreased $397,391, or 9.93%, to $3.604 million from $4.001 million for the six months ended June 30, 2014. This was primarily driven by a decrease in payoffs of 10.85% over the prior year. We recorded approximately 748 payoffs for the six months ended June 30, 2015 compared to 839 payoffs for the six months ended June 30, 2014. “Payoffs” consist of recovery of all of the legally collectible portion of our principal investment, accrued interest, and late fees owed to us from the proceeds of Accounts collected by Associations in accordance with our contracts with Associations. The average dollar amount of payoff revenue also increased by 1.03% to $4,817.83 per payoff in the six months ended June 30, 2015 from $4,768.92 per payoff in the six months ended June 30, 2014.

These decreases were partially offset by an increase of $66,374 related to recoveries in excess of cost on payoffs related to our New Neighbor Guaranty product. Amounts funded under this product vary at the time of purchase in amount due, age, previous collection efforts, and value of the underlying real estate securing the receivable. We also saw a decrease in rental revenue in the six months ended June 30, 2015 of $71,984 to $85,672 from $157,656 for the six months ended June 30, 2014. This was due to the sale of a home in our portfolio in 2014.

Operating Expenses

During the six months ended June 30, 2015, operating expenses decreased $426,425, or 18.59%, to $1.867 million from $2.294 million for the six months ended June 30, 2014. During the second quarter of 2015, we aggressively managed our discretionary spending throughout our operating expenses. The two largest areas that savings were realized in related to professional fees and marketing and advertising where savings topped $107,000. In total, this saving initiative helped reduce operating expenses by $139,314 while minimally affecting our day to day operations.

On top of the savings from our saving initiative, we also realized a reduction in collection cost of $305,796, or 91.86%, to $27,100 for the six months ended June 30, 2015 from $332,896 for the six months ended June 30, 2014. This was primarily driven by a new agreement between us and BLG where we recuperate our expense for collection cost. In the six months ended June 30, 2014, the money that was received on settlement related to the costs was awarded to BLG.

Interest Expense

During the six months ended June 30, 2015, interest expense decreased $116,869, or 22.49%, to $402,825 from $519,694 for the six months ended June 30, 2014. This decrease is primarily attributable to our refinancing of $7.432 million of indebtedness in December of 2014 at 8% interest. For the six months ended June 30, 2014 we had loans outstanding of $4.357 million at 16% interest and $2.921 million at 10% interest.

Net Income

During the six months ended June 30, 2015, net income increased $147,532, or 13.40%, to $1.248 million from $1.101 million for the six months ended June 30, 2014. Our decrease in revenue for the six months ended June 30, 2015 was offset by management of operating expenses and interest expense leading to a growing net income trend.

Liquidity and Capital Resources

General

As of June 30, 2015, we had cash and cash equivalents of $2.430 million compared to $1.127 million at June 30, 2014. The increase in cash is primarily due to net cash from operations of $1.435 million as well as $601,537 from investing activities. This was partially offset by net cash used in financing activities of $1.635 million.

Cash from Operations

Net cash from operations was $1.435 million during the six months ended June 30, 2015, compared to $1.211 million during the six months ended June 30, 2014. This was primarily driven by movements on the balance sheet in pre-paid expenses and accrued expenses. For the six months ended June 30, 2015, these movements accounted for a decrease in cash of $264,512. This difference on the balance sheet was offset by an increase in net income of $147,532 during the six months ended June 30, 2015 compared to the six months ended June 30, 2014.

Cash from Investing Activities

For the six months ended June 30, 2015, our finance receivables decreased by $577,225 compared to the six months ended June 30, 2014. This was due to us collecting more Accounts than were invested in for the period. Our primary business relies on our ability to invest in units, and during the six months ended June 30, 2015, this balance decreased from the six months ended June 30, 2014. This balance has been in consistent decline for the past six quarters. This balance is very susceptible to housing market fluctuations, but as our current market penetration is less than 1% in Florida, we believe there is still a large untapped market for our product offerings to grow in Florida, as well as elsewhere. Related to our original product, for the six months ended June 30, 2015, we acquired 260 Accounts for $112,473 compared to 225 Accounts for $159,662 for the six months ended June 30, 2014. Related to our New Neighbor Guaranty product, for the six months ended June 30, 2015, we acquired 62 new Accounts and made a total investment of $261,792 compared to 11 new Accounts and total investment of $40,060 in the six months ended June 30, 2014.

Finance receivables for our original product outstanding as of June 30, based on the year of funding, were as follows:

	June 30, 2015	June 30, 2014
Funded during the last twelve months	$170,000	$265,000
1-2 years outstanding	135,000	638,000
2-3 years outstanding	294,000	933,000
3-4 years outstanding	719,000	882,000
Greater than 4 years outstanding	535,000	438,000

	$1,853,000	$3,156,000

Cash from Financing Activities

As of June 30, 2015, indebtedness of LMF-LLC was $8.821 million compared to $7.278 million as of June 30, 2014. On December 30, 2014, we entered into a Credit Agreement with a financial institution with our 95%-owned subsidiary LMF SPE#2, LLC, as “borrower,” and LMF-LLC and its members as “guarantors.” Under the terms of this agreement, LMF SPE#2, LLC issued a promissory note totaling $7.432 million. Proceeds from this note were used to pay off all outstanding indebtedness of LMF-LLC at that time.

On January 26, 2015, LMF October 2010 Fund, LLC borrowed $2 million on a three-year term. This note bears interest at 14% per annum and is collateralized by all of the accounts receivable, contract rights and lien rights arising from or relating to collection of Association payments made by the Company relating to 1,067 Accounts, as well as all deposit accounts and cash of LMF October 2010 Fund, LLC. LMF-LLC and its members guaranteed this loan. This loan amortizes in 36 equal installments of principal and interest commencing on February 26, 2015. The proceeds of this loan were used to redeem the membership interests of LMF-LLC beneficially owned by Frank C. Silcox.

Debt of the Company consisted of the following at June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Promissory notes issued to accredited investors, secured by certain liens, bearing interest at 16%, principal of $71,430 per month plus interest due through maturity on July 1, 2015.	$—	$4,357,110

Promissory notes issued to a finance company, secured by certain liens, bearing interest at 10%, principal of $50,000 per month plus interest due through maturity on December 29, 2015.	—	2,921,385

Promissory note issued to a financial institution, bearing interest at 8%, interest payable monthly and principal payments due quarterly. Secured by all of the Company’s rights, title, interest, claims and demands associated with 2,190 condominium units held in LMF SPE#2, LLC and all cash held in LMF SPE#2, LLC. Accrued but unpaid interest is due monthly beginning January 29, 2015. Installments of principal and interest are due quarterly commencing on April 5, 2015. Note matures on December 30, 2017 and can be prepaid at any time without penalty.	7,042,975	—

Promissory note issued to a private lender, bearing interest at 14%, principal of $55,555 per month plus interest due through maturity on February 1, 2018. This loan is collateralized by all of the accounts receivable, contract rights and lien rights arising from or relating to collection of Association payments made by the Company relating to 1,067 Accounts as well as all deposit accounts and cash of LMF October 2010 Fund, LLC. LMF-LLC and its members guaranteed this loan.	1,777,778	—

	$8,820,753	$7,278,495

As of June 30, 2015 minimum required principal payments on notes payable are $1,634,837 in 2015, $1,701,281 in 2016, $4,540,274 in 2017 and $944,361 in 2018.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

During the year ended December 31, 2014, total revenues increased $753,902, or 10.93%, to $7.649 million from $6.895 million for the year ended December 31, 2013. This was primarily driven by an increase in payoff occurrences of 11.7% over the prior year. We recorded approximately 1,710 payoffs in the 2014 fiscal year compared to 1,530 in 2013. “Payoffs” consist of recovery of all of the legally collectible portion of our principal investment, accrued interest, and late fees owed to us from the proceeds of the Accounts collected by the Associations in accordance with our contracts with Associations. The average dollar amount of revenue from interest and late fees also increased by 1.5% to $4,137 per payout in 2014 from $4,075 per payout in 2013. These increases were offset by a decrease of $177,082 related to recoveries in excess of cost on payoffs related to our New Neighbor Guaranty program. Amounts funded under the New Neighbor Guaranty program vary at the time of purchase in amount due, age, previous collection efforts, and value of the underlying real estate associated with the Account. We also saw an increase in rental revenue in 2014 of $74,950 to $126,644 from $51,694 for the year ended December 31, 2013. This is due to an increased number of Association lien foreclosures resulting in us taking title and renting the unit.

Operating Expenses

During the year ended December 31, 2014, operating expenses increased $292,148, or 7.6%, to $4.118 million from $3.826 million for the year ended December 31, 2013. The primary factors driving the increase were an increase in collection cost, an increase in professional fees, an increase in rent, and an increase in depreciation and amortization. These increases were offset by decreases in staff cost, underwriting, and assessment insurance.

The increase in collection cost of $150,729, or 26.7%, to $715,547 in 2014 from $564,818 for the year ended December 31, 2013 was primarily attributable to an initiative to aggressively begin having Associations foreclose on properties in an effort to increase our collection events. This strategy appears to have been successful as collection events were up 11.7% in fiscal 2014 over 2013. Professional fees expense increased by $297,983, or 111.4%, to $565,537 from $267,554 for the year ended December 31, 2013 due to an increase in the use of information technology related consultants, as well as an increase in outside attorney fees to settle bankruptcy litigation with Grand Reserve Condominium Association and to a lesser degree to pursue breach of contract claims against Associations failing to remit proceeds to us per our contracts with them. Rent expense in 2014 increased by $50,988, or 50%, to $152,988 from $102,000 for the year ended December 31, 2013. This increase was due to us entering into a new lease agreement in 2014 whereas in 2013 we were under a sub-lease agreement at rates below market. Depreciation and amortization expense increased $62,367, or 69.1%, to $152,668 in 2014 from $90,301 for the year ended December 31, 2013 due to us writing off debt issue cost at the end of 2014 when all existing debt was refinanced.

All of the preceding increases in operating expenses in 2014 have been offset by the following expense reductions: staff and payroll cost decreased by $160,294, or 11%, to $1.301 million in 2014 from $1.461 million for the year ended December 31, 2013 due to headcount reductions and a decrease in commissions paid to purchasing representatives. Underwriting expense decreased by $74,130, or 42%, to $102,476 in 2014 from $176,606 for the year ended December 31, 2013. This was due to a decrease in payouts and the termination of payouts to participants of our employee bonus program, referred to internally as DIS, at the end of the third quarter of the year ended December 31, 2014. Assessment insurance expense decreased by $48,585, or 30.8%, to $109,119 in 2014 from $157,704 for the year ended December 31, 2013. This was due to us renegotiating our insurance premiums in November 2013 for a reduced rate.

Interest Expense

During the year ended December 31, 2014, interest expense decreased $228,399, or 18.8%, to $985,023 from $1.213 million for the year ended December 31, 2013. This decrease reflects our efforts to pay down the principal balance due on our outstanding indebtedness throughout 2014. As of the years ended December 31, 2014 and 2013 the outstanding principal balance was $7.432 million and $8.253 million, respectively.

Net Income

During the year ended December 31, 2014, net income increased approximately $651,000, or 37.6%, to $2.382 million from $1.731 million for the year ended December 31, 2013. Our increase in operating expenses for the year ended December 31, 2014 was completely offset by the decrease in interest expense, and, therefore, all sales in excess of the prior year equated to increased net income. Management expects that the increased capital provided by the offering will help the Company to continue increasing its net income.

Liquidity and Capital Resources

General

As of December 31, 2014, we had cash and cash equivalents of $2.027 million compared to $764,850 at December 31, 2013. The increase in cash is primarily due to net cash from operations of $2.423 million as well as $1.085 million from investing activities. These increases were partially offset by net cash used in financing activities of ($2.245 million).

Cash from Operations

Net cash from operations was $2.423 million during the year ended December 31, 2014 compared to $1.907 million during the year ended December 31, 2013.

Cash from Investing Activities

In 2014, our finance receivables for our original product fell by $1.328 million. This was due to us collecting more Accounts than were invested in for the year. Our primary business relies on our ability to invest in Accounts, and during 2014 this balance decreased from 2013. This balance is very susceptible to housing market fluctuations, but as our current market penetration is less than 1% in Florida, where we predominately operate, we believe there is still a large untapped market for our product offerings to grow in Florida and elsewhere. Related to our original product, for the year ended December 31, 2014 we acquired 496 Accounts for $359,200 compared to 1,097 Accounts for $940,097 for the year ended December 31, 2013. Related to our New Neighbor Guaranty product, for the year ended December 31, 2014 we acquired 67 Accounts for $19,000 compared to 27 Accounts for $16,000 for the year ended December 31, 2013. We believe the overall decline in purchased Accounts was a result of a decline in our available capital in 2014.

Finance receivables outstanding as of December 31 related to the Company’s original product, based on the year of funding, were as follows:

	2014	2013
Funded during the current year	$221,000	$634,000
1-2 years outstanding	348,000	1,131,000
2-3 years outstanding	667,000	1,146,000
3-4 years outstanding	733,000	605,000
Greater than 4 years outstanding	462,000	242,000

	$2,431,000	$3,758,000

Cash from Financing Activities

At December 31, 2014, indebtedness of LMF-LLC was $7.43 million compared to $8.25 million and $9.89 million at December 31, 2013 and 2012 respectfully. On December 30, 2014, we entered into a Credit Agreement with a financial institution through our 95%-owned subsidiary, LMF SPE#2, LLC, as “borrower” and LMF-LLC and its members as “guarantors”. Under the terms of this agreement, LMF SPE#2, LLC issued a promissory note totaling $7,431,938. Proceeds from this note were used to pay off all outstanding indebtedness of LMF-LLC at that time.

Debt of LMF-LLC consisted of the following at December 31:

	2014	2013
Promissory notes issued to accredited investors, secured by certain liens, bearing interest at 16% per annum, principal of $71,430 per month plus interest due through maturity on July 1, 2015.	$—	$4,785,690

Promissory notes issued to a finance company, secured by certain liens, bearing interest at 10% per annum, principal of $50,000 per month plus interest due through maturity on December 29, 2015.	—	3,467,159

Promissory note issued to a financial institution, bearing interest at 8% per annum, interest payable monthly and principal payments due quarterly. Secured by all of the Company’s rights, title, interest, claims and demands associated with 2,190 condominium units held in LMF SPE#2, LLC and all cash held in LMF SPE#2, LLC. Accrued but unpaid interest is due monthly beginning January 29, 2015. Installments of principal and interest are due quarterly commencing on April 5, 2015. Note matures on December 30, 2017 and can be prepaid at any time without penalty.	7,431,938	—

	7,431,938	8,252,849
Less: portion due in 2015	(1,190,383)	(4,324,319)

	$6,241,555	$3,928,530

As of December 31, 2014, minimum required principal payments on notes payable are $1,190,383 in 2015, $1,701,281 in 2016 and $4,540,274 in 2017.

On January 26, 2015, LMF October 2010 Fund, LLC borrowed $2 million on a three-year term. This note bears interest at 14% per annum and is collateralized by all of the accounts receivable, contract rights and lien rights arising from or relating to collection of Association payments made by the Company relating to 1,067 Accounts as well as all deposit accounts and cash of LMF October 2010 Fund, LLC. LMF-LLC and its members guaranteed this loan. This loan amortizes in 36 equal installments of principal and interest commencing February 26, 2015. The proceeds of this loan were used to redeem the membership interests of LMF-LLC beneficially owned by Frank C. Silcox.

Sources and Uses of Funds

We intend to use the net proceeds of the offering for operating and general corporate purposes and growth capital, including working capital and capital for acquisitions to allow us to grow in Florida and nationally. Although we have no present plans or intentions, we may use a portion of the net proceeds to acquire or invest in complementary businesses.

Pending such uses, we plan to invest the net proceeds of this offering in short-term, investment grade, interest bearing securities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition

Accounting Standards Codification, or ASC, 605-10-25-1 of the Financial Accounting Standards Board, or FASB, states revenues are realized or realizable when related assets received or held are readily convertible into known amounts of cash. In those cases where there is no reasonable basis for estimating the “known amount” of cash to be collected, the cash basis or cost recovery method of recognizing revenues may be used. Collections on our Accounts may vary greatly in both the timing and amount ultimately recovered compared to the total revenue earned on the Accounts because of a variety of economic and social factors affecting the real estate environment in general. The Company has determined that the known amount of cash to be realized or realizable on its revenue generating activities cannot be reasonably estimated and as such, classifies its finance receivables as nonaccrual and recognizes revenues in the accompanying statements of income on the cash basis or cost recovery method in accordance with ASC 310-10, Receivables. The Company applies the cash basis method to its original product and the cost recovery method to its New Neighbor Guaranty product as follows:

Finance Receivables—Original Product: Under the Company’s original product, delinquent assessments are funded only up to the Super Lien Amount as discussed above. Payments by unit owners on the Company’s original product are recorded to income when received in accordance with the provisions of the Florida statute (§ 718.116(3)) or other applicable statute and the provisions of the purchase agreements entered into between the Company and Associations. Those provisions require that all payments be applied in the following order: first to interest, then to late fees, then to costs of collection, then to legal fees expended by the Company and then to assessments owed. In accordance with the cash basis method of recognizing revenue and the provisions of the statute, the Company records revenues for interest and late fees when cash is received. In the event the Company determines the ultimate collectability of amounts funded under its original product are in doubt, payments are applied to first reduce the funded or principal amount.

Finance Receivables—Special Product (New Neighbor Guaranty program): During 2012, the Company began offering Associations an alternative product called the New Neighbor Guaranty where the Company will fund amounts in excess of the Super Lien Amount. Under this product, the Company purchases substantially all of the delinquent assessments owed to an Association, in addition to all accrued interest and late fees, in exchange for payment by the Company of (i) a negotiated amount or (ii) on a going-forward basis, all monthly assessments due for a period up to 48 months. Under these arrangements, the Company considers the collection of amounts funded is not assured and under the cost recovery method, cash collected is applied to first reduce the carrying value of the funded or principal amount with any remaining proceeds applied next to interest, late fees, legal fees, collection costs and any amounts due to the Association. Any excess proceeds still remaining are recognized as revenues. If the future proceeds collected are lower than the Company’s funded or principal amount, then a loss is recognized.

Debt Issue Costs

We capitalize all debt issue costs and amortize them on a method that approximates the interest method over the remaining term of the note payable. Debt issue costs of $290,688 and $205,000 are presented in the accompanying consolidated balance sheets net of accumulated amortization of $0 and $99,185 for December 31, 2014 and 2013, respectively.

Finance Receivables

Finance receivables are recorded at the amount funded or cost (by unit). The Company evaluates its finance receivables at each period end for losses that are considered probable and can be reasonably estimated in accordance with ASC 450-20. As discussed above, recoverability of funded amounts under the Company’s original product is generally assured because of the protection of the Super Lien Amount. Under the New

Neighbor Guaranty program (special product), the Company funds amounts in excess of the Super Lien Amount. In these instances, the Company purchases insurance covering all funded amounts in excess of a deductible amount, which is equal to six months of delinquent assessments. When evaluating the carrying value of its finance receivables, the Company looks at the likelihood of future cash flows based on historical payoffs, the fair value of the underlying real estate, the general condition of the community association in which the unit exists, and the general economic real estate environment in the local area.

The Company did not have any significant receivable balances at December 31, 2014 and 2013 that met the criteria of ASC 450-20 and as such, did not have an allowance for credit losses at those dates. Under the Company’s revenue recognition policies, all finance receivables (original product and special product) are classified as nonaccrual.

JOBS Act Accounting Election

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an emerging growth company can make an election to delay the adoption of certain accounting standards until those standards would apply to private companies. We have elected to delay such adoption of new or revised accounting standards and, as a result, we may not comply with new or revised accounting standards at the same time as other public reporting companies that are not emerging growth companies. This exemption will apply for a period of five years following our first sale of common equity securities under an effective registration statement or until we no longer qualify as an emerging growth company as defined under the JOBS Act, whichever is earlier.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Account Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which stipulates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, ASU 2014-09 provides that an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. This new guidance must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. This update will be effective for us retrospectively beginning in the first quarter of fiscal 2018 with early adoption not permitted. We are currently evaluating the methods of adoption and assessing the impact of this standard on our operations.

BUSINESS

Company Overview

We are a specialty finance company that provides funding to nonprofit community associations primarily located in the state of Florida and, to a lesser extent, nonprofit community associations in the states of Washington and Colorado. We offer incorporated nonprofit community associations, which we refer to as “Associations,” a variety of financial products customized to each Association’s financial needs.

According to the CAI, as of January 2014, there were 65 million residents residing in community associations in the United States. Those residents were living in 26 million housing units located in 328,500 community associations. As a percentage, homeowners’ associations account for between 51-55% of the total and condominium associations make up between 42-45% of the total, with cooperatives comprising the balance. Florida has nearly eight million residents living in more than 47,000 community associations. Assuming the national distribution of property types exist in Florida, Florida has approximately 24,000 homeowners associations and 20,000 condominium associations. As of December 31, 2014, the state of Washington had more than 10,000 community associations, and Colorado had more than 9,000.

Our original product offering consists of providing funding to Associations by purchasing their rights under delinquent accounts that are selected by the Associations arising from unpaid Association assessments. We provide funding against such delinquent accounts, which we refer to as “Accounts,” in exchange for a portion of the proceeds collected by the Associations from the account debtors on the Accounts. More recently, we have started to engage in the business of purchasing Accounts on varying terms tailored to suit each Association’s financial needs, including under our New Neighbor Guaranty program. We believe that revenues from the New Neighbor Guaranty program, as well as other similar products we may develop in the future, including products developed in response to the laws and regulations governing Association Accounts in various states in which we intend to expand, will comprise an increasingly larger piece of our business during the next few years, and we intend to seek to leverage these products to expand our business activities and grow both within and outside of Florida. With respect to our original product, for the year ended December 31, 2014, we acquired 496 Accounts for $359,200 compared to 1,097 Accounts for $940,097 for the year ended December 31, 2013. With respect to our New Neighbor Guaranty product, for the year ended December 31, 2014, we acquired 67 Accounts for $19,000 compared to 27 Accounts for $16,000 for the year ended December 31, 2013. We believe the overall decline in purchased Accounts in 2014 compared to 2013 was a result of a decline in our available capital in 2014.

Under our original business, we purchase an Association’s right to receive a portion of the Association’s collected proceeds from owners that are not paying their assessments. After taking assignment of an Association’s right to receive a portion of the Association’s proceeds from the collection of delinquent assessments, we engage law firms to perform collection work on a deferred billing basis on behalf of the Association wherein the law firms receive payment upon collection from the account debtors or a predetermined contracted amount if payment from account debtors is less than legal fees and costs owed. Under this business model, we typically fund an amount equal to or less than the Super Lien Amount an Association could recover on a delinquent account for each Account. Upon collection of an Account, the law firm working on the Account, on behalf of the Association, generally distributes to us the funded amount, interest otherwise payable to the Association, and administrative late fees otherwise payable to the Association, with the law firm retaining legal fees and costs collected, and the Association retaining the balance of the collection. In connection with this business, we have developed proprietary software for servicing Accounts, which we believe enables law firms to service Accounts efficiently and profitably.

The following is an illustrative example of how our original product works assuming an Account is 24 months delinquent with monthly assessments of $200, an applicable interest penalty of 18% per annum, monthly late fee of $25, and an applicable Super Lien Amount of 6 months’ assessments. Under our original product, we would offer to pay the Association the Super Lien Amount of $1,200 in exchange for the assignment of all collected interest and late fees. The Association would receive all assessments in excess of $1,200 if collected. We have no way of predicting when an Account will collect or how much of the delinquency will be collected.

For instance, in the following variation of the above example, if the entire balance were collected in month 1, we would split the collection with the Association as follows:

Total Owed:	$6,775
Total Collected:	$6,775
Interest to LMF:	$900
Late Fees to LMF:	$625
Purchase Price Recovery to LMF:	$1,200
Legal Fees to Law Firm:	Assume $250
Due to Association:	$3,800
Total to Association (including initial funding amount):	$5,000
Gross Profit to LMF:	$1,525

Using the same facts, if half the entire balance were collected in month 24, we would split the collection with the Association as follows:

Total Owed:	$15,028
Total Collected:	$7,514
Interest to LMF:	$1,728
Late Fees to LMF:	$1,200
Purchase Price Recovery to LMF:	$1,200
Legal Fees to Law Firm:	Approximately $2,500
Due to Association:	$886
Total to Association (including initial funding amount):	$2,086
Gross Profit to LMF:	$2,928

Under the New Neighbor Guaranty program, an Association will generally assign substantially all of its outstanding indebtedness and accruals on its delinquent units to us in exchange for payment by us of monthly dues on each delinquent unit. This simultaneously eliminates a substantial portion of the Association’s balance sheet bad debts and assists the Association to meet its budget by receiving guaranteed monthly payments on its delinquent units and relieving the Association from paying legal fees and costs to collect its bad debts. We believe that the combined features of the program enhance the value of the underlying real estate in an Association and the value of an Association’s delinquent receivables. We intend to leverage our proprietary software platform, as well as our industry experience and knowledge gained from our original business, to expand the New Neighbor Guaranty program and to potentially develop other new products in the future.

The following is an illustrative example of how our New Neighbor Guaranty product works assuming an Account is 24 months delinquent with monthly assessments of $200, an applicable interest penalty of 18%, monthly late fee of $25, and an applicable Super Lien Amount of 6 months’ assessments. Under our New Neighbor Guaranty product, we would offer to pay the Association the $200 per month for up to 48 months in exchange for the assignment of all interest, late fees, and assessments owed. We have no way of predicting when an Account will collect or how much of the delinquency will be collected.

For instance, if the entire balance were collected in month 1, we would split the collection with the Association as follows:

Total Owed:	$6,775
Total Collected:	$6,775
Interest to LMF:	$900
Late Fees to LMF:	$625
Purchase Price Recovery to LMF:	$200
Recoveries in excess of cost to LMF:	$4,800
Legal Fees to Law Firm:	Assume $250
Due to Association:	$0
Total to Association (including initial funding amount):	$200
Gross Profit to LMF:	$6,325

Using the same facts, if half the entire balance were collected in month 24, we would split the collection with the Association as follows:

Total Owed:	$15,028
Total Collected:	$7,514
Interest to LMF:	$1,728
Late Fees to LMF:	$986
Recoveries in excess of cost to LMF:	$0
Legal Fees to Law Firm:	$700(1)
Due to Association:	$0
Total to Association (including initial funding amount):	$4,800
Gross Profit to LMF:	$2,014

(1)	$700 of legal fees are due to BLG under this fact pattern. The Services Agreement between BLG and the Company states in pertinent part:

“a) BLG shall defer legal billing until such time a “Triggering Event” occurs. Triggering events are defined as the earlier of any of the following events:

i.	A collection event occurs, which relieves all potential debtors from liability, otherwise concluding the representation;

ii.	Obtainment of title by LMF or its assigns in a lien foreclosure action;

iii.	Termination of the representation of BLG by LMF; or

iv.	Ongoing defense of a mortgage foreclosure, whereby LMF or its assigns are the unit owner.

b) Upon the occurrence of a Triggering Event wherein BLG received no payment from the Delinquent Unit Owner, LMF shall pay to BLG $700. These fees are exclusive of costs as further addressed in Section 6 of this Agreement.”

Because we acquire and collect on the delinquent receivables of Associations, the Account debtors are third parties that we have little or no information about. Therefore, we cannot predict when any given Account will be paid off or how much it will yield. In assessing the risk of purchasing Accounts, we review the property values of the underlying units, the governing documents of the relevant Association, and the total number of delinquent receivables held by the Association.

We cannot forecast the time it will take for an Account to pay off or the payoff amount. We have Accounts that have paid off in one month and have had some Accounts over 7 years old. We believe there are many factors that determine the timing of payoffs, with the payoff source being the most important. We believe owner payoffs typically are full payoffs that happen when an owner has equity in the unit and occur early in the collection cycle or not at all. We believe payoffs from short sales and refinancings also bring close to full payoffs and typically occur early in the mortgage foreclosure cycle. We believe the amount of payoffs arising from mortgage foreclosures hinges on the purchaser at the foreclosure sale. We believe the time to complete a mortgage foreclosure in Florida, where we have most of our experience, depends upon a variety of factors and can occur in as quickly as 12 months or in excess of 5 years.

Industry Background

According to the CAI, as of January 2014, 65 million people lived in 328,500 Associations in the United States. As a percentage, homeowners’ associations account for between 51-55% of the total, and condominium associations make up between 42-45% of the total, with cooperatives comprising the balance. Florida has nearly eight million residents living in more than 47,000 community associations. Assuming the national distribution of property types exists in Florida, Florida has approximately 24,000 homeowners associations and 20,000 condominium associations. We believe opportunity remains abundant in our other geographic markets. As of December 31, 2014, the state of Washington had more than 10,000 community associations and Colorado had more than 9,000.

Associations typically address delinquencies by paying lawyers or collection agencies to recover amounts owed. While Associations seek recovery of delinquent amounts, their budgets go underfunded causing the need to cut services or raise assessments further. The real estate downturn in 2008 made delinquency issues an acute problem for a large number of Associations. We were organized in 2008 to address the immediate financial problems faced by Associations as a result of delinquent unit owners while also recovering amounts owed.

According to the CAI, in Florida, where we have primarily operated, Associations annually assess their residents $9 billion and nationwide annual assessments by Associations are $65 billion. Based on our experience, we believe that we are the largest purchaser of delinquent Accounts in Florida, with total purchases of approximately $250 million over a seven-year period. The balance of delinquent Accounts are serviced by lawyers, collection companies, or a handful of small competitors of us, or not serviced at all. We believe we offer Associations a better financial solution to Account delinquencies since Associations receive cash up front and are not responsible for paying legal fees under our contracts and that Associations will increasingly turn to us and our products as a solution to handle Account delinquencies.

Our original product relies upon Florida statutory provisions that effectively protect the principal amount invested by us in each Account. In particular, Section 718.116(1), Florida Statutes, makes purchasers and sellers of a unit in an Association jointly and severally liable for all past due assessments, interest, late fees, legal fees, and costs payable to the Association. In addition, the statute grants to Associations a so-called “super lien”, which is a category of lien that is given a statutorily higher priority than all other types of liens other than property tax liens. In the case of a first mortgage holder who takes title to a property through foreclosure (or deed in lieu), the amount of the Association’s priority over such first mortgage holder, referred to as the Super Lien Amount, is limited to twelve months’ past due assessments or, if less, one percent (1.0%) of the original mortgage amount. Under our contracts with Associations for our original product, we pay Associations an amount up to the Super Lien Amount for the right to keep all collected interest and late fees on Accounts purchased from the Associations.

In addition, a new Florida Statute took effect July 1, 2014 which we anticipate will increase the demand for our new product offerings in Florida. The new statute is in response to a 2012 appellate decision, Aventura Management v. Spiaggia, which held that if an Association acquired title to a condominium unit through lien foreclosure or deed in lieu of foreclosure that the Association’s actions thereby extinguish the debt due and owing to the Association. Our Association clients rarely foreclosed and took title to units subject to a first mortgage because of uncertainty over whether operating real estate owned (“REO”) property would recover more than the amounts owed on the extinguished liens.

In 2014, the Florida legislature responded to the Spiaggia case by amending Section 718.116, Florida Statutes, to exempt an Association lien foreclosure from extinguishing the debt due and owing to the Association. We believe the practical effect of this amendment is that the risks associated with filing a lien foreclosure are decreased. Under the new statute, an Association that takes title to a unit through lien foreclosure or deed in lieu of foreclosure retains the right to collect the debt that was incurred prior to the Association taking title. This allows our Association clients to file lien foreclosures, take title to property and monetize it more quickly, while still retaining the right to pursue the total balance of bad debt just as we had historically done. Therefore, we plan to fund capital in excess of the amount protected by Section 718.116(1), Florida Statutes, on purchased liens, and in addition to profits from lien payoffs, we believe we will realize increased profits from monetizing our REO properties.

We expect the new statute and our new products to change how Florida Associations handle what we estimate to be $1 billion per year of delinquent assessments. Essentially, we are now able to offer to Associations the opportunity to have all of their delinquent accounts paid in full from the date they are assigned to us through final disposition of the property without the Association incurring any legal fees or costs of managing REO property. We expect the new statute to allow us to make the same returns per Account on collections as we have historically except on a significantly larger number of Accounts. Further, we believe the successful disposition of REO properties on a larger scale than we have realized to date should make us more profitable on a per Account basis.

Our Competitive Strengths

We entered the Association funding business just as the real estate bubble burst and the country found itself in the “Great Recession.” We believe that our original product is unique and has been a great help to Associations crippled by non-paying unit owners, and we believe that our growth has been a result of being the first to market with this sort of product. Based on our experience and growth, we believe we have developed sound underwriting policies and data analytics that give us a competitive advantage as we continuously create new products to provide financing to Associations by modeling new ideas against our historical collection data. We believe our insurance arrangement with AmTrust described in more detail below enables us to create better Association financial products with limited additional risk to us. We have also developed a proprietary software platform which tracks our Accounts accurately and enables involved law firms to collect on Accounts more efficiently than otherwise possible, which we have leveraged by using our software to develop relationships with law firms that service Accounts we desire to purchase. We also invest in maintaining relationships with Associations, management companies, and law firms and believe we have the access and knowledge to understand the Association financing market’s evolving needs. We believe that our branded position that “We Buy Problems” and “You Are Always Better off with LM Funding” is known and respected as a force for positive change in the tightly interconnected community association world. In addition, we believe that our position as one of the largest purchasers of Accounts in Florida gives us a competitive advantage due to the vast amount of information we have collected regarding pricing of Accounts, forecasting when Accounts will be collected, assessing risks associated with Accounts and designing products that are desirable to Associations.

Our Strategy

Our primary objective is to utilize our competitive strengths, including our proprietary technology and our management’s experience and expertise in buying and collecting Association Accounts, to grow our business in Florida and in other states by identifying, evaluating, pricing, and acquiring Association Accounts and maximizing collections of such Accounts in a cost-efficient manner. The principal elements of our strategy are comprised of the following:

•	Capitalizing on our brand and existing strategic relationships to identify and acquire Association Accounts. We market our “We Buy Problems” and “You Are Always Better off with LM Funding” brands primarily through trade shows throughout Florida and, to a lesser extent, at national events. Participation in these shows and events has enabled us to form strategic relationships throughout the Association services industry and has served to provide a positive reputation in the industry. We leverage our brand and strategic relationships with law firms and Associations to identify and purchase Accounts.

•	Partnering with Associations’ advisors such as law firms, management companies, accountants, Association lenders, and others to efficiently identify and acquire Accounts on a national basis. The point of purchase for Accounts is at the individual Association board of directors level; therefore, establishing and maintaining relationships with the advisors of those boards is important to our business strategy. Our strategic relationships with Association boards’ advisors provide us with opportunities to meet with Association boards on favorable terms and help us to gain their trust and confidence.

•	Providing our proprietary software to our partner law firms in order to cost effectively track, control, and collect purchased Accounts and maintain low fixed overhead. We believe our proprietary software enables an attorney to efficiently handle approximately 1,000 accounts at a time with a high degree of uniformity and accuracy based upon our experience with the historical caseload per lawyer of Business Law Group, P.A. This enables our law firms to operate more efficiently and profitably, while simultaneously enabling us to cost effectively track and control our Accounts on a real-time basis.

•	Leveraging our insurance arrangement with AmTrust to develop new products and markets and control risk. We build our products with a low-risk, high-reward outlook. Initially, we controlled risk by funding the almost always recoverable Super Lien Amount. Now, our insurance arrangement with AmTrust allows us to develop new products such as the New Neighbor Guaranty and operate in states without a statute giving Association assessments super lien status with low risk to our principal investment while pursuing the high rewards of full lien payoffs.

•	Utilizing increased access to capital and lines of credit to expand our product offerings nationally. As a specialty finance company, capital is our inventory. Access to capital has always determined the speed of our growth and the amount of upfront funding we can provide with our products. We believe that increased access to capital will enable us to pursue more opportunities to buy Accounts and to develop a wider array of specialty finance products.

•	Extending secured commercial loans as a means to acquiring large blocks of Accounts. We intend to pursue the extension of secured loans to commercial partners who, as a condition of such loans, would be required to drive large blocks of accounts to us. Banks, management companies, law firms, and large Associations control large blocks of Accounts that we may be able to acquire if we help meet their capital needs.

•	Pursuing acquisitions of legacy providers in the Association Account servicing industry. A number of smaller collection companies continue to operate in the community association market. Some have funded Accounts that we can acquire. Others have customer relationships which could serve as a valuable platform for selling our products. Although we have not historically pursued any acquisitions and have not had acquisition discussions with any potential targets, in part due to insufficient capital, we believe the opportunity to make acquisitions could be an important part of our growth strategy going forward.

Recent Transactions

In January 2015, we redeemed the membership interests in LMF-LLC beneficially owned by our co-founder, Frank C. Silcox, for an aggregate redemption price of just under $2 million. The redemption of Mr. Silcox’s membership interests resulted from Mr. Silcox’s desire to retire from LMF-LLC and the desire of our management and the members of LMF-LLC to have more flexibility to execute our business strategy. We believe that the consolidation of ownership and redeployment of equity to recapitalize LMF-LLC will enable us to more efficiently and effectively pursue our business strategy.

The redemption of Mr. Silcox’s membership interest closed on January 26, 2015 (but was effective as of January 1, 2015) when we entered into a loan agreement with a third party to finance the purchase. We paid off that loan, which bore interest at 14% per annum, on July 1, 2015 after we entered into a new loan agreement with IBERIABANK on June 25, 2015. The new loan bears interest at 6% plus the LIBOR Base Rate published in the Wall Street Journal per annum. The loan matures on December 25, 2017 and is secured by all of the rights, title, interest and privileges of our subsidiary, LMF October 2010 Fund, LLC, relating to collections on approximately 860 Accounts.

Prior to the Corporate Reorganization described in “Corporate Reorganization,” our Chairman and Chief Executive Officer, Bruce M. Rodgers, will transfer his interest in BLG to other attorneys at BLG through a full redemption of his interest in the firm, and BLG will be solely owned by and under control of those lawyers. This will enable Mr. Rodgers to work full-time for the Company and to focus his efforts exclusively on implementing our business strategy.

Products

Original Product

Our original product relies upon the above-described Florida statutory provisions that effectively protect the principal amount invested by us in each Account. Under our contracts with Associations for our original product, we pay Associations an amount up to the Super Lien Amount for the right to receive the funded Super Lien Amount and all collected interest and late fees on Accounts purchased from Associations. To protect our invested amount in excess of the Super Lien Amount, we purchase insurance from AmTrust covering all assessments lost during the term of coverage due to a first mortgage foreclosure resulting in a Super Lien Amount payoff less a deductible equal to six months of assessments.

Our Association clients benefit from our contracts by receiving the minimum amount provided by statute at the time of contracting without incurring any legal fees or costs, which often equal or exceed the Super Lien Amount. Our standard purchase contract follows, after giving effect to the payment to us of the funded Super Lien Amount, the relevant Florida statutes and applies all collected amounts in order to interest, late fees, legal fees, costs, and then-remaining past due assessments, which places us in a priority position over the Associations on all amounts collected. The first dollars collected are applied to paying us the funded Super Lien Amount. Since our original product only pays Associations the Super Lien Amount, we receive our investment back in almost all cases. Since the next dollars are applied to interest and late fees on the delinquent assessments, even with partial payments factored in we have been able to recover 76% of accrued interest and late fees owing on the delinquent assessments under our original product. Associations have received over 50% of all accrued assessments without incurring any legal fees. This represents over a 500% better rate of recovery for Associations without factoring in the benefit of legal fees than they would have recovered by accepting Super Lien Amounts on most Accounts.

One limitation of our original product is that, after the initial purchase, the Association does not receive any additional cash until final payoff, which can take anywhere from one month to four years or longer. Cash-starved Associations commonly will waive some or all of past due amounts owing on Accounts in order to get a new current paying owner for an Account rather than engage in a protracted legal fight which we often undertake in order to maximize the amount of cash received for a paid-off Account.

New Neighbor Guaranty

In 2012, an Association approached us with its need for current paying owners in its units. The Association was willing to assign substantially all of its outstanding indebtedness and accruals on its delinquent units to us in exchange for payment of monthly dues on each delinquent unit every month on a going-forward basis. This arrangement served as the prototype for our new product, the New Neighbor Guaranty.

Today, we have successfully collected over $119,000 in excess of the amounts paid to that Association while continuously paying all monthly assessments. About 67% of the delinquent units in the Association have been brought current. Because of the stability provided by the New Neighbor Guaranty, this Association was able to acquire Federal Housing Administration (FHA) loan approval on September 12, 2013.

As of June 30, 2015, about twenty-three Associations have now executed a New Neighbor Guaranty agreement with us, and we believe that the program has proven beneficial to both us and the Associations. The New Neighbor Guaranty program simultaneously eliminates an Association’s balance sheet bad debts and assists the Association to meet its budget by guaranteeing monthly payments on its delinquent units. We believe that the combination of these two financial statement improvements enhances the value of the underlying real estate in an Association.

Due to this increased stability, we have found that Associations with the New Neighbor Guaranty in place are able to obtain financing from federally-backed mortgage lenders, such as the FHA, Federal National Mortgage Association and Veterans Benefits Administration, to underwrite loans in their communities. Home buyers with the ability to secure federally-backed mortgages can pay more than cash buyers, thereby increasing the value of the Association’s underlying property. As property values increase, equity is created and owners begin to pay their delinquent assessments in order to protect their home investment. We expect that the effect of implementing the New Neighbor Guaranty program with any given Association will be that collection of the Accounts purchased by us at the respective Association will become easier to collect and more profitable.

As collections occur, the monthly payment from us to the Associations decreases both as a natural product of the collection cycle and the effect of the New Neighbor Guaranty on an Association’s budget. With the new Florida statute encouraging lien foreclosures by or on behalf of the Associations, we believe we will be able to limit our monthly outlays by having Associations foreclose, taking title, and renting units rather than waiting for a mortgage foreclosure to occur before monetizing our lien position. Our obligation to pay monthly assessments under the New Neighbor Guaranty is limited to 48 months or a lesser amount of months capped by the $17,000 per Account limit contained in our AmTrust insurance policy. Our obligation to pay monthly assessments on any unit ends upon full collection of all amounts owed on the Account.

When an Association has high bad debt and delinquencies to budget, mortgage lenders will not loan to purchasers in the Association. Home buyers have a limited amount of money they can pay for their mortgage amortization, property taxes, and Association dues. High delinquencies increase Association dues, which in turn reduces the amount a home buyer can pay for a property. Mortgage lenders (such as Fannie Mae according to its selling guide published May 26, 2015) will not loan to home buyers trying to purchase a home in an Association with more than 15% delinquent units. This depresses all home values in an affected Association.

Associations often need to borrow for large-scale capital improvements or maintenance of common elements by pledging their receivables as collateral. In our experience, we have noticed that Association lenders often will not loan to an Association with uncollected assessments on its balance sheet or a delinquency rate in excess of 5-10%. With a New Neighbor Guaranty contract in place, Associations have been able to secure institutional loans for common element improvements. These improvements in turn help stabilize or improve property values. We believe the collectability and profitability of the bad debt purchased by us with our New Neighbor Guaranty program both increase when property values stabilize and begin to rise.

Unlike our original product, which relies upon Florida’s statute for protection of our investment and therefore is limited to Associations in states with a similar statute, we believe we can offer the New Neighbor Guaranty program in most states without risking any principal investment, other than to property tax lien foreclosures and the insurance deductible of six months of past-due assessments in states without a super lien statute, because of insurance we can purchase from AmTrust. The AmTrust insurance covers all assessments during the coverage term that go unpaid as a result of a first mortgage foreclosure less a deductible of six months’ assessments. Therefore, in a state with a Super Lien Amount similar to Florida’s, for each month we fund a delinquent Account under the New Neighbor Guaranty, we are generally assured that we will recover the funded amount, but not any profits or our costs, except in the case of a property tax lien foreclosure. Put differently, other than property tax lien foreclosures and claim events where we recover only our principal investment, all other New Neighbor Guaranty payoffs result in gross profits to us. In our experience, we believe that less than 10% of Accounts result in a claim event.

Our AmTrust insurance policy operates on a claims-made basis with no guarantees of renewability and remains in effect until canceled, with no specified ending coverage date. Premiums are paid on an annual basis. We fully expect the continued renewal or non-cancelation of the policy. As of June 30, 2015, approximately fourteen percent (14%) of our currently active Accounts are insured by this product.

We may cancel our AmTrust insurance policy at any time. AmTrust may cancel the policy for the following reasons: (i) our failure to pay a premium when due, (ii) our material misrepresentation or intentional concealment of a material fact, (iii) an increased hazard or substantial change in risk assumed by AmTrust which AmTrust could not have reasonably foreseen and (iv) our material failure to comply with the policy’s terms. If AmTrust cancels coverage for our non-payment of premiums, it will deliver a written cancelation notice at least ten days prior to the effective date of cancelation. If AmTrust cancels coverage for any other reason, it will deliver a written cancelation notice at least thirty days prior to the effective date of such cancelation. If AmTrust decides not to renew the policy, it will deliver a written notice of non-renewal at least ninety days prior to the anniversary of the policy. Unless canceled during the policy period or non-renewed, the policy will automatically renew for an additional twelve-month period on each policy anniversary date.

We are currently in negotiations with AmTrust and its representative broker to extend coverage for additional policy periods. If we are unable to reach an agreement we will pursue coverage from other carriers. Our business operations could be affected by impairing cash-flows that would otherwise be smoothed by the insurance payments if we are unable to find comparable coverage on a commercially reasonable basis.

With our original product, our acquisition costs were fixed and averaged $1,100 per account paid at closing. However, the New Neighbor Guaranty requires significantly more acquisition capital than our original product. With the New Neighbor Guaranty, our acquisition costs are indeterminate, but contractually capped, and payable on average at $200 per month per Account. We can also limit acquisition costs by having Associations quickly foreclose on and rent units after purchasing the related Accounts. Additional costs include the legal cost to file foreclosures and any renovation costs necessary to render units rentable. Newly-closed Associations will begin receiving payment of their assessments immediately, but will not start generating revenue from collections until several months later.

Future Products

We are also developing other variations on our contracts in various states that we may introduce to the market in the future. We believe Association lending by banks has been virtually at a standstill since 2008 due to Association delinquency issues. In our experience, lenders will not loan to Associations whose collections of assessments fall more than 10% short of budget. Lenders worry that the additional assessments required to amortize their loans will in turn cause more delinquencies which will lead to defaults. We have adapted the New Neighbor Guaranty to address this lending concern, and leading Association lending institutions such as Mutual of Omaha Bank, Texas Bank, and Alliance Association Bank have noted its benefits and have expressed interest in employing it on a nationwide basis.

We are also developing what we believe to be the industry’s first product in which we will guarantee that an Association has revenues equal to or greater than 90% of budget, or whatever other percentage as is requested by the lender. This revenue guaranty product, which will be analogous to purchase mortgage insurance (PMI) in the residential lending sector, is being developed at the request of an Association’s third-party lender. Under the product, if an Association is at 80% of budget and a lender requires it to get to and maintain revenues of 90% of budget, we can provide upfront capital to bring the Association to the 90% threshold and then make continuing payments to keep it there through the term of the loan. This essentially eliminates the lender’s risk of delinquencies adversely affecting the loan’s repayment. More importantly, this enables lenders to do business with more Associations than their previous underwriting guidelines would allow if they incorporate our products in conjunction with their loan packages.

We foresee that our revenue guaranty product will work just like the New Neighbor Guaranty; the difference between the products lies in the marketing employed to sell the products to Associations rather than in the substance of the transactions. For the revenue guaranty product, we project that we will receive an assignment of substantially all of an Association’s delinquencies at the time of contracting and going forward. Essentially, this would give us several years’ worth of past due Accounts as well as up to 10% of the Association’s annual budget going forward if delinquencies persist. We plan to also leverage our ability to purchase insurance from AmTrust to protect our principal payments. In many first mortgage foreclosure cases, we believe we will not only recover our principal payments but some of our profits since we are not likely funding each Account covered by insurance at par because we are only guaranteeing the Association revenues will equal 90% of budget.

In addition, in connection with our expansion into other states, we are developing various new products in order to comply with the various laws and regulations relating to Association Accounts in the states in which we desire to expand. We foresee that as we expand our operations, we will develop other products influenced by the unique laws and regulations relating to Association Accounts in each state we expand our operations into.

Marketing and Distribution

Since our inception and through June 30, 2015, we have acquired just over 11,000 Accounts. Several other groups have attempted similar models in Florida and none have ever successfully approached our size. While we still face competition from the traditional attorney collection or collection agency model, no other similar purely funding based competitors, as opposed to collection-based competitors, remain.

For the most part, Account acquisition has required a representative of our company to prospect, sell, and close each Association one at a time. Account acquisition is, and has always been, our challenge to growth. More recently, our original product has proved an impediment to sales as Association boards experience turnover and new members fail to understand their Association’s transaction with us or its benefits. With the New Neighbor Guaranty program, Associations realize the benefits of our product on a monthly basis. So, although we intend to continue to offer our original product and some variations of it, we believe the New Neighbor Guaranty will provide us with greater growth opportunities on a national basis through the following distribution channels.

Software Channels

We have developed a proprietary software platform for servicing the collection of Association accounts receivable. In addition to accounting for each delinquent Account on an individual basis and rolling the Accounts to produce Association financials as well as our own financials, our software provides attorneys with a comprehensive solution to document management and generation for the collection of Association accounts receivable. Our software uses a Microsoft SQL server back-end coupled with a web-based front-end. We developed our software out of necessity since no other software solution provides the combined accounting and legal document management and generation necessary to service a large volume of Association accounts receivable in a legally compliant manner. We require all law firms working on the collection of our Accounts to use our software. This allows us to track all of our Accounts on a real time basis down to every aspect of correspondence and payment.

We have not yet pursued opportunities to generate revenues licensing or selling our proprietary software. Instead, we have begun leveraging our software to build relationships with law firms that service Associations and thereby attract more Associations to sell their delinquent accounts receivable to us. For instance, in Seattle, an Association lender provided us an introduction to a law firm that handles collections for over 1,200 Associations. Some of this law firm’s Associations had already planned on contracting with us and the law firm wanted to retain the collection work once we owned the Association’s accounts receivable. After a demonstration of our software, the law firm offered to service all of its accounts using our software, thereby giving us a “warm lead” and the data necessary to make offers directly to Associations to purchase their delinquent accounts via their interaction with our software. The potential of this one law firm relationship is roughly double the amount of business we have done in Florida to date and we believe it will require a fraction of the manpower to close the purchase of Association receivables. As of June 30, 2015, we have contracted with four law firms in this manner representing a total opportunity to acquire accounts receivable related to approximately 30,000 delinquent units representing roughly $240,000,000 in additional accounts receivable.

A small number of law firms in each state control a large volume of Association Accounts. We have the ability to reach these law firms through their pre-existing relationships with our contacts in the Association industry. In addition to leveraging our software to purchase Association accounts receivable, we may at some point begin charging servicing fees to law firms for the use of our proprietary software and back-end support.

Property Management Channels

The property management business is highly competitive and fragmented. Property managers typically compete for business on a “per door” basis that is artificially low and then make their profits on ancillary sources of income. Association delinquent accounts receivable pose a difficult challenge for property management companies. Delinquencies create work for property management companies in terms of accounting and board hand holding. Property management companies have a difficult time getting compensated for the additional work and often face encroachment by state bar associations protecting against the unlicensed practice of law. We have begun to leverage the New Neighbor Guaranty program to work with property management companies to turn delinquent accounts receivable into a profit center for them.

We have begun tailoring the New Neighbor Guaranty program to be a private label product that is part of a property management company’s contract with its Associations. For instance, with our support, a property management company’s contract can provide that the property management company purchases all of the Association’s delinquent Accounts annually in exchange for funding some or all of the monthly deficiency of all delinquent Accounts of the Association. Although we are servicing all of the purchased Accounts using our software, to the Association it appears this service is being performed by the property management company. Depending on the circumstances, we will either acquire or enter into a joint venture arrangement with the property management company.

To date, we have contracted with one property management company to fund, service, and support its Associations’ delinquent accounts. Selecting the right property management companies in terms of quality, size, and geographic scope will determine the success of this distribution channel. Properly executed, we believe that this channel could produce thousands of new Accounts very rapidly with little working capital cost.

Residual Purchase Channel

In Florida, as of June 30, 2015, we have purchased delinquent assessments from approximately 450 Associations primarily with our original product. While some of the boards of directors of these Associations may not fully appreciate the benefits of the contract they have with us, they still provide a source for a considerable amount of renewable business either with the original product or the New Neighbor Guaranty. Just obtaining an average of a little over 2 new Accounts annually from each of our current Association clients could generate 1,000 new Accounts per year and $10,000,000 of net present value future cash flows. We currently have sufficient capital to pursue this opportunity with minimal additional costs.

Market Trends and Opportunities

REO

Our purchase contracts with Associations provide that we may cause an Association to exercise its lien foreclosure rights and upon taking title, quitclaim the property to us. We then become responsible for the property and all future assessments, but are free to monetize the property through sale or rental. Proceeds from sale or rental of properties owned by us are distributed according to the purchase agreement with each Association.

In some instances, Associations will foreclose and take title to a property that is subject to a superior mortgage and quitclaim the property to us subject to the mortgage. As an owner, we have the right to rent these properties with no obligation to pay the mortgage. If a mortgage foreclosure has stalled or appears to be running up against the statute of limitations for enforcement and a property is easily rented, we will have the Association foreclose and take title to the property. Once owned, we will rent the property and then fight the mortgage foreclosure or negotiate to buy the mortgage at a discount. We select properties based upon our analysis of the time it will take the mortgage foreclosure to be completed, the general rental market for the property, and the amount of rent we can project to collect. We assume rehabilitation costs will be about $4,000 on average and in some instances more. We endeavor to evaluate each property for these variables prior to having an Association complete a foreclosure sale and look to double our capital investment in each property. Amounts recovered in rents are in addition to amounts recovered from the account debtors.

Most delinquent Accounts owned by us have a lien against the property that is encumbered by a superior first mortgage exceeding the value of the property. On those properties without a first mortgage, or that have substantial equity, we pursue Association lien foreclosures. These actions either result in a full payoff of the delinquent Account or ownership of the property. We have taken free and clear title to over 60 properties since our inception. All of the properties we currently own are subject to first mortgages which may foreclose out our ownership. Although we realize rental income from most of our properties, we have no way to determine the amounts owed on the senior mortgages on these properties and we believe we do not have any equity in our owned properties. As of July 1, 2015 we own 37 condominiums all subject to mortgages with a fair market value of $4,460,000 according to Zillow. We also have Associations pursue lien foreclosures on most New Neighbor Guaranty Accounts in order to eliminate our obligation to the Association and monetize the Account through rents.

While we have not had much volume of REO property, it has been a source of large profits per property on an average basis. We believe that more profits from REO property will occur as a natural byproduct of purchasing large numbers of Accounts on a nationwide basis. However, growing revenue from REO property will require significantly more capital to rehabilitate properties and purchase mortgages. We believe REO property offers the opportunity to spend additional capital to buy a mortgage, rehabilitate a property, and sell the property with clean title for substantially more revenue. With adequate capital in place, we intend to more aggressively pursue these opportunities to make higher gross revenues from both our current portfolio of over 3,000 Accounts and all future acquired Accounts.

LMF Software

Accounting software designed for Association management is a billion dollar industry. We believe a handful of software companies control the entire business such as CoreLogic, Inc. (which produces Jenark Property Management Software) and TOPS Software, LLC. They compete based upon features that improve the bottom line of their property management company customers. Features that enable management companies to collect delinquent assessments, and charge Associations for this service, are a competitive advantage. But the collection of delinquent assessments ultimately passes from the property management companies to the law firms they typically select. Once transferred, the accounting software loses its ability to track and report delinquencies since the law firms do not own property management accounting software because it provides no utility to them.

We developed our proprietary software to manage our business of engaging law firms to collect Association delinquent accounts receivable. In addition to accounting functionality, our software generates and manages documents for law firms throughout the collections process. Our software generates liens and pleadings that typically take law firms hours to prepare, and our software does so with a high degree of accuracy. Based on the experience of BLG, we believe that lawyers using our software typically can work on 1,000 Accounts at a time, rather than a few dozen Accounts that would be handled by a lawyer working in a standard legal collections practice.

Unlike accounting software which follows accounting principles universal to all 50 states, legal forms and pleadings are entirely state, and sometimes county, specific. This makes the development of legal software much more difficult and may be why no legal software exists for the collection of community association delinquencies. Although our software is currently only functional for use by Florida attorneys, we developed our software with architecture in place to create functionality in all jurisdictions where we intend to expand, many of which have laws similar to Florida’s for Association collections.

We believe our software, especially the legal document generation and management features, would be valuable to any of the leading Association accounting software companies. With our software’s legal features, property management companies can require the law firms they select to purchase the same software that the property management companies use for their accounting. This in turn enables property management companies to supervise and charge for the oversight of the collection process without crossing the line into the area of unlicensed practice of law. We believe our software is attractive to property management companies since its features enable them to streamline their operations and increase their revenues.

We have recently begun exploring ways to monetize our software through talks with leading Association accounting software companies. We estimate that we can finish developing our software for use in different jurisdictions for about $10,000 per state whether or not this development is done for our private use or as part of a commercially sold product. Although we do not intend to enter into the software sales business alone, we would consider monetizing our software through license to, joint venture with, or acquisition of an existing Association accounting software company.

Intellectual Property

Our intellectual property, including our software, is an integral part of our business and we believe we have taken reasonable steps to ensure the protection of our intellectual property. Our software has a front-end build in PHP: Hypertext preprocessor, or PHP, on the CodeIgniter Model-View-Controller, or MVC, Framework. It also relies on HTML5, CSS3, and Javascript/JQuery on the client site. The front-end utilizes several open-source PHP and Javascript libraries, all of which are licensed to us under a free software license originating at the Massachusetts Institute of Technology. In addition, the back-end is a Microsoft SQL Server 2008 (SP3) database with a multi-tenant configuration. We plan to upgrade to Microsoft SQL Server 2012 (SP3) in the near term.

Our software’s source code control is handled using Git, a service provided by GitHub, Inc., or GitHub, on a private repository, which serves to ensure the privacy of our software. This also means that all source code is backed up remotely on GitHub’s servers and most development machines in case of loss. All of our development work takes place in a physically separate development environment using an isolated copy of the production database which is refreshed periodically. All code contributions are subject to testing and source code review by GitHub before addition to the production environment.

Hosting is handled via hardware owned by us and located in a Tier 3 data center in downtown Tampa, Florida. All of our hosting hardware is configured to prevent data loss in the case of hard drive failure. In addition, all SQL Server data is backed up locally and remotely on a nightly basis.

All of our software was developed by our employees or as a work for hire granting us all ownership rights and other confidentiality and non-disclosure protections. We currently have use license agreements relating to our software with four law firms servicing our Accounts.

Relationship with Business Law Group and Other Law Firms

Since our inception, we have relied on Business Law Group, P.A., or BLG, to provide necessary legal services to our Associations and the Company relating to the servicing and collection of Accounts and to distribute the proceeds from the collection of Accounts in accordance with applicable law and our contracts with Associations. BLG is a Florida law firm that is owned by Bruce M. Rodgers, our Chairman and Chief Executive Officer, and BLG had approximately 8 attorneys as of July 1, 2015. Prior to the completion of our initial public offering, Mr. Rodgers will cease to be an owner of BLG as a result of the planned redemption of Mr. Rodgers’ ownership interest in the firm.

Our contracts with Associations allow us to engage and utilize the services of BLG and other law firms of our choosing to collect, on behalf of the Associations, amounts that are due on Accounts. Any amounts collected by unit owners are paid to the law firms and deposited into their trust accounts, after which collected amounts are paid to our company and the applicable Associations in accordance with our contracts with the Associations, with the law firm retaining its legal fees.

Under our original product, BLG has been the primary law firm historically used by us and our Association clients for collections and other legal services, and although we believe that we will increasingly rely on other law firms, we anticipate that we will predominately rely on BLG for the foreseeable future. BLG’s legal fees have historically been charged at flat rates for various activities in the collection process, with such fees (exclusive of reimbursed costs) typically ranging from $50 to $2,500 per Account. On April 15, 2015, we entered into a formal Services Agreement with BLG whereby we agreed to advance collection costs and guaranteed that

BLG will receive a minimum legal fee of $700 for each delinquent unit where a collection event has occurred and BLG recovers no legal fees from the delinquent unit owner. Although BLG’s fees are paid by Associations from the collection proceeds paid by delinquent owners, we will be responsible for paying the $700 minimum fee when applicable. We currently expect that our relationship and each of our Association’s relationship with other law firms will be upon similar terms. Under our New Neighbor Guaranty program and our other future products, we anticipate that legal fees will generally be calculated in the same manner. The law firms engaged by us are also entitled to also receive reimbursement for collection costs expended by them.

Carollinn Gould, Mr. Rodgers’ wife and a director nominee and executive officer of our company, will continue to serve as general manager of BLG upon the completion of this offering and receive a salary from BLG. Ms. Gould is an at-will employee receiving $150,000 in annual compensation from BLG, and she is anticipated to receive the same salary from BLG for the foreseeable future. Mr. Rodgers will receive no direct compensation from BLG following this offering. Our company and BLG’s offices occupy a single office suite in Tampa, Florida, and are co-tenants under the lease for such offices, with rent being split between BLG and our company based on the relative square feet used by them.

We believe that, following our initial public offering, our business will continue to depend on, and require the services of, BLG and other law firms. Although we utilize our proprietary software and in-house staff to track, monitor, and direct the collection of our Accounts, we depend upon third-party law firms to perform the actual collection work, and these law firms are required to use our software platform for such purpose. As our business expands, we will likely need to rely on law firms other than BLG, particularly in other states, in order to conduct our business. There is no assurance that BLG or such other law firms will continue to provide services to our company or will continue to provide services on the terms we currently have with BLG, and BLG has the right to terminate its Services Agreement with us at any time. In addition, we do not have a perfected security interest in the amounts that BLG or other law firms collect on behalf of Associations and that will become payable to us under the applicable Association contract, which means that if BLG or any other law firm we utilize became insolvent or subject to a bankruptcy action, we would not have a priority claim to such assets. See “Risk Factors—Insolvency of BLG could have a material adverse effect on our financial condition, results of operations and cash flows.”

Competition

We believe that no single competitor competes against us in all aspects of our operations. Competition is based on many factors, including price, industry knowledge, relationships with Associations and third parties that service Associations, quality of service, speed and efficiency of collection on Accounts, the effectiveness of our sales force, technology platforms and processes, office locations and brand recognition and reputation. We compete for Accounts mostly against law firms and collection companies that offer what we believe to be a financially inferior approach to servicing delinquent Accounts. Despite what we believe are our advantages, we expect that some Associations will choose to remain with the law firm or collection company model rather than change to our model.

We believe that a handful of other companies have tried to replicate our business model in Florida since our inception. However, we believe that none of these companies have become as large as us and that most have gone out of business. We expect that the advantages of our model will induce other potential competitors to enter our markets, and some of these future competitors may be larger and better capitalized than us.

Government Regulations

Federal, state and municipal laws, rules, rules, regulations and ordinances govern LMF’s business. These laws include, but are not limited to, the following federal statutes and regulations promulgated thereunder and comparable statutes in states where account debtors reside and/or located:

(i)	the Fair Debt Collection Practices Act;

(ii)	the Federal Trade Commission Act;

(iii)	the Fair Credit Billing Act;

(iv)	the Dodd-Frank Act;

(v)	the Fair Credit Reporting Act; and

(vi)	the U.S. Bankruptcy Code.

Fair Debt Collection Practices Act. This act imposes certain obligations and restrictions on the practices of debt collectors, including specific restrictions regarding communications with customers, including the time, place and manner of the communications. This act also gives consumers certain rights, including the right to dispute the validity of their obligations and a right to sue debt collectors who fail to comply with its provisions, including the right to recover their attorneys’ fees. Dependent on jurisdiction, we will have subsidiaries that operate as debt collectors as defined by this act.

Federal Trade Commission Act. This act regulates methods of unfair competition, and unfair or deceptive trade practices affecting commerce. Penalties for violations of this act include fines and the potential for lawsuits. The Federal Trade Commission has administrative rule-making authority along with investigative and enforcement powers.

The Fair Credit Billing Act. This act requires certain remedial steps to be taken prior to negative credit reporting, if the obligor has notified the creditor of a mistake or error. The obligor has a 60-day response window to notify the creditor of any error, after where the creditor has a 30-day reply window. We currently do not offer credit reporting services in any of our products or markets, but should we decide to include credit reporting as a service for one or many of our subsidiary entities in the future, we will be subject to the provisions of this act.

Dodd-Frank Wall Street Reform and Consumer Protection Act. On July 21, 2010 the Dodd-Frank Act became law, and along with it, the Unfair, Deceptive, or Abusive Acts or Practices provisions included therein. The Dodd-Frank Act restructured the regulation and supervision of the financial services industry and created the CFPB, with rulemaking, supervisory, and enforcement authority over larger consumer debt collectors. The Dodd-Frank Act also provides for the CFPB to have the authority to adopt rules describing specified acts and practices as being “unfair,” “deceptive,” or “abusive,” and hence unlawful. The CFPB has the authority to conduct periodic examinations of “larger participants” in each market, and we believe it is likely that we will be subject to an examination. The consumer debt collection market covered by the rule includes three main types of debt collectors: first, firms that may buy defaulted debt and collect the proceeds for themselves; second, firms that may collect defaulted debt owned by another company in return for a fee; and third, debt collection attorneys that collect through litigation. A single company may be involved in any or all of these activities.

The CFPB’s supervisory authority over these entities began when the rule took effect on January 2, 2013. Any firm that has more than $10 million in annual receipts from consumer debt collection activities will be subject to the CFPB’s supervisory authority. This authority will extend to about 175 debt collectors, which, according to the CFPB, account for over 60 percent of the industry’s annual receipts in the consumer debt collection market. We expect to cross the $10 million annual threshold after the date of our initial public offering and thus become subject to the purview of the CFPB in the future.

The Fair Credit Reporting Act. This act regulates consumer credit reporting which may impose liability on us to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. We currently do not offer credit reporting services in any of our products or markets, but should we decide to include credit reporting as a service for one or many of our subsidiary entities in the future, we will be subject to the provisions of this act.

U.S. Bankruptcy Code. In order to prevent any collection activity with bankrupt debtors by creditors and collection agencies, the U.S. Bankruptcy Code provides for an automatic stay, which prohibits certain contacts with consumers after the filing of bankruptcy petitions. The U.S. Bankruptcy Code also dictates what types of claims will or will not be allowed in a bankruptcy proceeding and how such claims may be discharged.

In general, these laws and similar state laws seek to protect consumers from unfair lending and collection practices. We use law firms for all collection matters and have no direct contact with consumers. Our law firms do have contact with consumers and are also subject to these laws as are their Association clients. Our agreements with Associations obligate us to indemnify them and hold them harmless from our law firms’ actions on their behalf to collect Accounts. Therefore, to the extent our law firms do not comply with these laws, we could face financial risk from their actions; however, we believe the hold harmless and indemnification provisions in our contracts with Associations are a key selling point and are worth the financial risk they impose on our company.

Our business also depends upon the statutes governing Associations in each state. Typically these statutes have very detailed provisions relating to charging assessments and an Association’s right to charge interest, late fees, legal fees, collection costs and the exercise of lien and foreclosure rights. State laws also vary in requirements of companies engaged in consumer collection. While LMF regards itself as a specialty finance company, in the state of Washington LMF was required to register as a collection company. The Florida Office of Financial Regulation is considering a similar requirement. For this reason, LMF forms separate subsidiaries in each state in which it operates and engages compliance counsel to assist it in navigating the local requirements for operating its unique business model.

Research and Development

Each state in which we operate or plan to expand or commence operations requires development of new products in order to comply with state laws. We use our historical collection database to model new products based upon the differences in the new state’s laws to Florida’s. Once products are designed and sales begin, our team of in-house and independent contractor programmers work to systematize and develop our proprietary software to meet the requirements of the new products. Scale and efficiency are the drivers of all our programming efforts.

Employees

As of July 1, 2015, we had ten full-time employees. We believe that our relations with our employees are generally good. None of our employees is subject to collective bargaining agreements, and we are not aware of any current efforts to implement such agreements. Immediately after the completion of the offering, we intend to hire approximately two additional employees, Bruce M. Rodgers and Carollinn Gould. See “Executive Compensation—Employment Agreements.”

Properties

We currently lease office space located at 302 Knights Run Avenue, Suite 1000, Tampa, Florida 33602. We believe that our properties are generally in good condition, are well maintained and are generally suitable and adequate to carry out our business at expected capacity for the foreseeable future. Our office space consists of approximately 11,000 square feet under which we and BLG are co-tenants, with our company occupying approximately 5,500 square feet of the space. Rental expense for the office is allocated between us and BLG based on relative square-feet occupied. The lease expires in 2019. Should additional capacity become necessary in the future, we believe that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our future expansion.

Legal Proceedings

Other than the lawsuits described below, we are not currently a party to any material litigation proceedings. However, we frequently become party to litigation with condominium or home owners to collect on Accounts and may become party to litigation and subject to claims incident to the ordinary course of business, including our claims for breach of contract by Associations. Regardless of the outcome, litigation can have an adverse impact on us because of prosecution, defense and settlement costs, diversion of management resources and other factors.

Solaris at Brickell Bay Condominium Association, Inc. v. LM Funding, LLC, Case No: 2014-20043-C, brought before the Circuit Court of the Eleventh Judicial Circuit, Miami-Dade Civil Division on July 31, 2014. On May 4, 2011, we entered into a Delinquent Assessments Proceeds Purchase Agreement with the plaintiff (the “Solaris Agreement”). On February 13, 2014, the plaintiff notified us of its intent to rescind the Solaris Agreement, claiming that we had failed to foreclose on Accounts assigned to us under the Solaris Agreement. In response, we requested that the plaintiff pay amounts we believe to be owed to us under the Solaris Agreement. In its complaint, the plaintiff alleges claims such as an usurious loan transaction, state and federal civil Racketeer Influenced and Corrupt Organization Act claims, Florida Deceptive and Unfair Trade Practices Act (“FDUTPA”) violations and other related claims. The plaintiff has requested recission of the Solaris Agreement, forfeiture of all amounts lent by us to the plaintiff, a declaratory judgment that we have violated FDUTPA, other damages for breach of contract and violations of FDUTPA and attorneys’ fees. We believe these claims are without merit and we have counterclaimed for breach of contract, unjust enrichment, and other claims in the alternative. We intend to amend our complaint to further pursue all remedies available. This case is in the early stages and the outcome is indeterminate at this time.

Rafael and Yomary Polanco v. Business Law Group, LM Funding, LLC, and Bruce Rodgers, Case No. 15-CV-01020-CEH-EAJ, brought before the District Court for Middle District of Florida, Tampa Civil Division on April 28, 2015. In this case, Account debtors brought suit against a law firm collecting debt on behalf of our Association client, along with the owner of the law firm and us, related to the law firm’s debt collection efforts. The action alleges various Fair Debt Collection Practices Act (“FDCPA”) and Florida statutory violations. The plaintiffs have requested a declaration that the debt collection letter sent by the law firm violates the FDCPA and Florida law, actual damages, attorneys’ fees and injunctive relief in favor of the plaintiffs. The complaint alleges that we are a debt collector and includes us as a defendant despite the fact that we have never had any contact with the plaintiffs. We currently expect a dismissal of this action with no more than minimal out-of-pocket costs for our legal fees, although the ultimate outcome of this case is yet indeterminate.

MANAGEMENT

Executive Officers and Directors

The following table provides information with respect to our directors, director nominees and current and prospective executive officers as of July 1, 2015:

Name	Age	Position
Bruce M. Rodgers	51	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
Stephen Weclew	35	Chief Financial Officer (principal financial and accounting officer)
Sean Galaris	47	President
Carollinn Gould	51	Vice President—General Manager and Director Nominee
Aaron Gordon	30	General Counsel and Secretary
Douglas I. McCree	50	Director Nominee
Andrew Graham	57	Director Nominee
Joel E. Rodgers, Sr.	78	Director Nominee
C. Birge Sigety	62	Director Nominee
Martin A. Traber	69	Director Nominee

Executive Officers

Bruce M. Rodgers. Mr. Rodgers, age 51, will serve as the Chairman of the Board of Directors and Chief Executive Officer of LMF upon the completion of this offering and has been serving as outside general counsel to LMF since its inception. Since 2003 Mr. Rodgers has owned Business Law Group, P.A. (“BLG”). At BLG, Mr. Rodgers served as counsel to the founders of LMF in developing its business model prior to inception of LMF. BLG serves as LMF’s primary collection counsel. Prior to the consummation of this offering Mr. Rodgers will transfer his interest in BLG to other attorneys in the firm by means of a redemption of such interest in BLG so that Mr. Rodgers can dedicate his full time and efforts as Chairman and Chief Executive Officer of LMF. Mr. Rodgers is a former business transactions attorney and was a shareholder of Macfarlane, Ferguson, & McMullen, P.A. from 1991 to 1998 and an equity partner of Foley & Lardner LLP from 1998 to 2003. Originally from Bowling Green, Kentucky, Mr. Rodgers holds an engineering degree from Vanderbilt University (1985) and a Juris Doctor, with high honors, from the University of Florida (1991). Mr. Rodgers also served as an officer in the United States Navy from 1985-1989 rising to the rank of Lieutenant. Mr. Rodgers is a member of the Florida Bar and holds an AV-Preeminent rating from Martindale Hubbell. Carollinn Gould, who will serve as Vice President—General Manager of LMF upon the completion of this offering, is the wife of Mr. Rodgers. Mr. Rodgers brings an intimate knowledge of all of LMF’s history of operations. He has been the driving force behind LMF’s business strategy and growth since inception. This combined with his legal background in business transactions and finance makes him uniquely suited to lead LMF as a public company and to serve as a member of our Board of Directors.

Stephen Weclew. Mr. Weclew, age 35, has served as Chief Financial Officer of LMF since November 2014, in charge of all financial reporting for LMF. From 2012 to 2014, Mr. Weclew served various finance positions for the North American Wound Care Division of Smith and Nephew including Director of Finance, Finance Manager, and Reporting/Controls Manager. From 2010 to 2012, Mr. Weclew was the Assistant Controller for Airgas Retail Solutions. Mr. Weclew was a Senior Business Consultant with BST Global, Inc. from 2007 to 2010 and a Senior/In Charge accountant for Deloitte & Touche from 2004 to 2007. Mr. Weclew earned a B.S. in Business, Major Accounting and a Masters of Accountancy from University of Central Florida. He is a licensed C.P.A.

Sean Galaris. Mr. Galaris, age 47, joined LMF in May 2011 and serves as President of LMF. Prior to joining LMF, Mr. Galaris served as Senior Vice President of The Continental Group, a FirstService Corporation

held company (NASDAQ: FSRV), and President of its subsidiary Sterling Management for 13 years. Operating in the largest geographic region in Florida, Mr. Galaris was responsible for managing approximately 350 properties across North Florida. Working with national and local developers to build several of the largest communities in Florida, Mr. Galaris managed the openings of over 100 condominium and homeowner associations across the state. He has been a licensed Real Estate Broker and Community Association Manager for over 15 years. Originally from the greater Boston area, he holds a B.S. in Business (Management) from Salem State College where he captained the men’s basketball team for three years, prior to his career as a professional basketball player in Europe.

Carollinn Gould. Ms. Gould, age 51, founded LMF in January 2008, will serve part-time as Vice President—General Manager of LMF upon completion of the offering and is a director nominee. Prior to joining LMF, Ms. Gould owned and operated a recruiting company specializing in the placement of financial services personnel. Prior to that, Ms. Gould worked at Outback Steakhouse (NYSE: OSI ) (“OSI”) where she opened the first restaurant in 1989 and finished her career at OSI in 2006 as shared services controller for over 1,000 restaurants. Ms. Gould holds a Bachelor’s Degree in Business Management from Nova Southeastern University. Ms. Gould has been married to Bruce M. Rodgers since 2004. As a co-founder of LMF, Ms. Gould brings to our Board of Directors an encyclopedia of knowledge regarding LMF’s growth, operations, and procedures. Since inception she has controlled all bank accounts of the Company and managed its internal control systems. She also brings public company audit experience from her duties as controller at OSI as well as a wealth of personnel management and human resources skills.

Aaron Gordon. Mr. Gordon, age 30, has served as General Counsel and Secretary of LMF since 2009, supervising the acquisition of delinquent condominium and home owner’s association accounts receivable. Mr. Gordon provides legal counsel for LMF’s business operations. Originally from Fort Myers, Florida, Mr. Gordon holds a B.S. in Real Estate from Florida State University, Magna Cum Laude, and a Juris Doctor from the University of Florida with a specialization and practice certificate in Estates and Trust Administration. Mr. Gordon was admitted to the Florida Bar in 2009 and the New York Bar in 2010.

Non-Employee Director Nominees

Douglas I. McCree. Mr. McCree, age 50, is a director nominee. He has been with First Housing Development Corporation of Florida (“First Housing”) since 2000 and has served as its Chief Executive Officer since 2004. From 1987 through 2000, Mr. McCree held various positions with Bank of America, N.A. including Senior Vice President—Affordable Housing Lending. Mr. McCree serves on numerous professional and civic boards. He received a B.S. from Vanderbilt University majoring in economics. Mr. McCree brings to the Board of Directors many years of banking experience and a strong perspective on public company operational requirements from his experience as Chief Executive Officer of First Housing.

Joel E. Rodgers, Sr. Mr. Rodgers, age 78, is a director nominee. He has been Vice President of Allied Signal, Inc. (1987-1992) and CEO of Baron Blakeslee, Inc. (1985-1987). Mr. Rodgers currently serves as a Professor at Nova Southeastern University teaching finance, statistics, marketing, operations, and strategy. He has published numerous articles dealing with empowerment and corporate leadership. Mr. Rodgers represented the United States State Department in China, Mexico and Brazil in negotiations regarding the Montreal Protocol which dealt with limiting fluorocarbon discharge. Mr. Rodgers’ civic work extends to service on the library, hospital, and municipal utility boards of Bowling Green, Ky. Mr. Rodgers holds a Doctorate of Business Administration from Nova Southeastern University, a Masters of Business Administration from University of Kentucky, a B.S. in Mechanical Engineering from University of New Mexico and was a University of Illinois PhD candidate. Mr. Rodgers is the father of our Chairman and Chief Executive Officer, Bruce M. Rodgers and the father-in-law of our Vice President—General Manager and director nominee, Ms. Gould. He brings to our Board of Directors a lifetime of management, finance and marketing experience as well as an academic career of study in each.

C. Birge Sigety. Mr. Sigety, age 62, is a director nominee. He is currently CEO of Bison Investments, Inc., a private investment fund he started in 1996. Prior to that, Mr. Sigety was CEO of Professional Medical Products, Inc., a privately held company with over $165 million in sales, nine manufacturing plants, and 2200 employees doing business throughout the United States and in 40 other countries. Mr. Sigety has participated in a number of start-up companies in the banking, real estate, and medical device industries. Mr. Sigety holds a B.A. in English Literature from Bates College. Mr. Sigety brings to our Board of Directors an insight regarding all stages of development of companies and has experience growing companies from the start-up stage to international prominence. Mr. Sigety also brings to our Board of Directors a financial background in public and private capital markets.

Martin A. Traber. Mr. Traber, age 69, is a director nominee. Since 1994, Mr. Traber has been a partner of Foley & Lardner LLP, in Tampa, Florida, representing clients in securities law matters and corporate transactions. Mr. Traber is a founder of NorthStar Bank in Tampa, Florida and from 2007 to 2011 served as a member of the Board of Directors of that institution. Mr. Traber serves on the Board of Directors of JHS Capital Holdings, Tampa, Florida and on the Advisory Board of Platinum Bank, Tampa, Florida. From 2012 to 2013, he served on the Board of Directors of Exeter Trust Company, Portsmouth, New Hampshire. Mr. Traber holds a Bachelor of Arts and a Juris Doctor from Indiana University.

Mr. Traber currently serves as a director on the board of directors of HCI Group, Inc., a New York Stock Exchange listed company headquartered in Tampa, Florida, primarily engaged in the homeowners’ insurance business (NYSE: HCI) (“HCI”) and as a member of HCI’s compensation committee and governance and nominating committee. Mr. Traber has served on the board of directors of HCI since its inception.

Mr. Traber brings considerable legal, financial and business experience to the Board of Directors. He has counseled and observed numerous businesses in a wide range of industries. The knowledge gained from his observations and his knowledge and experience in business transactions and securities law are considered of importance in monitoring the Company’s performance and when we consider and pursue business acquisitions and financial transactions. As a corporate and securities lawyer, Mr. Traber has a fundamental understanding of governance principles and business ethics. His knowledge of other businesses and industries is useful in determining management and director compensation.

Andrew L. Graham. Mr. Graham, age 57, is a director nominee. Since June 2008, Mr. Graham has served as Vice President, General Counsel and Secretary of HCI Group, Inc. (NYSE:HCI). From 1999 to 2007, Mr. Graham served in various capacities, including as General Counsel, for Trinsic, Inc. (previously named Z-Tel Technologies, Inc.), a publicly-held provider of communications services headquartered in Tampa, Florida. Trinsic, Inc. and its subsidiaries filed for federal bankruptcy protection on February 7, 2007. Since 2011, Mr. Graham has served on the Internal Audit Committee of Hillsborough County, Florida. From 2007 to 2011, he served on the Board of Trustees of Hillsborough Community College, a state institution serving over 45,000 students annually. Mr. Graham holds a Bachelor of Science, major in Accounting, from Florida State University and a Juris Doctor, as well as a Master of Laws (L.L.M.) in Taxation, from the University of Florida College of Law. Mr. Graham was licensed in Florida as a Certified Public Accountant from 1982 to 2001. As a Certified Public Accountant, he audited, reviewed and compiled financial statements and prepared tax returns. Mr. Graham’s experience serving as general counsel to publicly-held companies brings to our Board of Directors a comprehensive understanding of public company operations, financial reporting, disclosure, and corporate governance, as well as perspective regarding potential acquisitions. With his accounting education and experience, he brings also a sophisticated understanding of accounting principles, auditing standards, internal accounting control and financial presentation and analysis.

Controlled Company

For purposes of the rules of The NASDAQ Capital Market, we expect to be a “controlled company” upon completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that entities controlled by Bruce M. Rodgers and Carollinn Gould will beneficially own more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our Board of Directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in rules of The NASDAQ Capital Market. Specifically, as a controlled company, we would not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or (4) an annual performance evaluation of the nominating and corporate governance and compensation committees. Upon the completion of this offering, we will not have a nominating and corporate governance committee comprised solely of independent directors, and we may utilize other exemptions in the future. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable rules of The NASDAQ Capital Market.

Board of Directors

Upon completion of the offering, our Board of Directors will consist of seven members—Messrs. Bruce M. Rodgers, Joel E. Rodgers, Sr., McCree, Graham, Sigety, and Traber and Ms. Gould.

Our Board of Directors has determined that it will have four “independent directors” as defined under the rules of The NASDAQ Capital Market and Rule 10A-3(b)(i) under the Exchange Act. These four independent members are Messrs. McCree, Graham, Sigety and Traber. In the case of Mr. Traber, the Board of Directors considered his role as a partner of Foley & Lardner LLP, which provides legal services to the Company, and determined that the fees received by the law firm from us amount to less than 1% of the firm’s total revenue and considered also Mr. Traber’s personal financial substance, his other sources of income and his lack of dependence upon legal fees from the Company.

Upon the completion of this offering and in accordance with our certificate of incorporation and our by-laws, our Board of Directors will be divided into three classes (designated as “Class I,” “Class II,” and “Class III”), each of which will generally serve for a term of three years with only one class of directors being elected in each year. As such, at each annual meeting of our stockholders, only a portion of our Board of Directors may be considered for election. Class I will initially consist of the following directors whose term is scheduled to expire at the 2016 annual meeting of stockholders or the first annual meeting thereafter: Mr. Bruce M. Rodgers and Ms. Gould. Class II will initially consist of the following directors whose term is scheduled to expire at the 2017 annual meeting of stockholders or the first annual meeting thereafter: Messrs. McCree and Joel E. Rodgers. Class III will initially consist of the following directors whose term is scheduled to expire at the 2018 annual meeting of stockholders or the first annual meeting thereafter: Messrs. Graham, Sigety and Traber.

There will be no limit on the number of terms a director may serve on our Board of Directors.

Committees of the Board of Directors

Our Board of Directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect that all members of each of these committees, other than nominating and corporate governance committee, will be independent directors, as defined in The NASDAQ Capital Market rules.

Audit Committee. Our audit committee will consist of three members, which we expect to be Messrs. Sigety, McCree, and Graham. Each of these individuals meets all independence requirements for audit committee members set forth in applicable SEC rules and regulations and the NASDAQ listing standards. We expect

Mr. Graham to serve as chairman of the audit committee and our Board of Directors has determined that Mr. Graham qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The audit committee’s responsibilities include, but are not limited to, the following:

•	assisting our Board of Directors in its oversight of the quality and integrity of our accounting, auditing, and reporting practices;

•	overseeing the work of our internal accounting and auditing processes;

•	discussing with management our processes to manage business and financial risk,

•	making appointment, compensation, and retention decisions regarding, and overseeing the independent auditor engaged to prepare or issue audit reports on our financial statements;

•	establishing and reviewing the adequacy of procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures; and

•	conducting an appropriate review and approval of all related party transactions for potential conflict of interest situations on an ongoing basis.

Compensation Committee. Our compensation committee will consist of three members, which we expect to be Messrs. McCree, Traber, and Sigety. We expect Mr. Traber to serve as chairman of the compensation committee. The compensation committee’s responsibilities include, but are not limited to, the following:

•	reviewing and approving the compensation programs applicable to our executive officers;

•	recommending to the board and periodically reviewing policies for the administration of the executive compensation programs;

•	reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals, objectives and strategies, and, either alone or with the other independent members of the board, setting the Chief Executive Officer’s compensation level based on this evaluation;

•	reviewing on a periodic basis the operation of our executive compensation programs to determine whether they are properly coordinated and achieving their intended purposes;

•	making recommendations to the board with respect to our non-Chief Executive Officer compensation, incentive compensation plans, and equity-based plans; and

•	reviewing and approving compensation to outside directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of three members, which we expect to be Messrs. McCree, Bruce M. Rodgers and Joel E. Rodgers, Sr. We expect Bruce M. Rodgers to serve as the chairman of the nominating and corporate governance committee. The functions of this committee include, among other things:

•	establishing criteria for selection of potential directors, taking into account all factors it considers appropriate;

•	identifying and selecting individuals believed to be qualified as candidates to serve on the board and recommending to the board candidates to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of the stockholders;

•	recommending members of the board to serve on the committees of the board;

•	evaluating and ensuring the independence of each member of each committee of the board required to be composed of independent directors;

•	developing and recommending to the board a set of corporate governance principles appropriate for our company and consistent with the applicable laws, regulations, and listing requirements;

•	developing and recommending to the board a code of conduct for our company’s directors, officers, and employees;

•	ensuring that we make all appropriate disclosures regarding the process for nominating candidates for election to the board, including any process for stockholder nominations, the criteria established by the committee for candidates for nomination for election to the board, and any other disclosures required by applicable laws, regulations, or listing standards; and

•	reporting regularly to the board (i) regarding meetings of the committee, (ii) with respect to such other matters as are relevant to the committee’s discharge of its responsibilities, and (iii) with respect to such recommendations as the committee may deem appropriate.

Code of Ethics

Our Board of Directors will adopt a written code of ethics applicable to our directors, officers and employees in accordance with the rules of The NASDAQ Capital Market and the SEC. Our code of ethics will be designed to deter wrongdoing and to promote ethical conduct. The code of ethics will be published on our corporate website at www.lmfunding.com.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs, and certain other executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an emerging growth company, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executive officers is structured around the achievement of individual performance and near-term corporate targets, as well as long-term business objectives.

Our NEOs for our fiscal 2014 were as follows:

•	Frank C. Silcox, our former Manager and Chief Executive Officer; and

•	Sean Galaris, our President.

Summary Compensation Table

The following table sets forth certain information with respect to compensation earned for service rendered to us in all capacities during the fiscal years ended December 31, 2013 and 2014, respectively, by our NEOs.

Name and Principal Position	Year	Salary		Bonus		Total
Frank C. Silcox(1) Former Manager and Chief Executive Officer (PEO)	2014 2013		— —		— —		— —

Sean Galaris President	2014 2013	$ $	150,000 150,000	$ $	82,182 50,372	$ $	232,182 200,372

(1)	Mr. Silcox resigned from his position as LMF’s Manager and Chief Executive Officer effective January 1, 2015. He received no compensation from LMF-LLC during his tenure at LMF-LLC from 2008-2014 and received instead only distributions on the membership interests of LMF-LLC he beneficially owned. See “Dividend Policy.”

Outstanding Equity Awards at 2014 Year End

None.

Employment Agreements

Bruce M. Rodgers. Mr. Rodgers will enter into an employment agreement with the Company effective the date of this offering. His agreement provides for annual compensation of $385,000 and he may be granted annual bonuses at the discretion of the Board of Directors. The term of Mr. Rodgers’ agreement is for three years and is automatically renewed each year unless terminated for “cause”, as defined in the employment agreement. He will receive the base salary and benefits due under the employment agreement for the remainder of the term if terminated “without cause”, as defined in the employment agreement, or such base salary shall be paid for the remainder of the term to his estate if his employment is terminated due to his death. Mr. Rodgers’ employment agreement contains certain non-competition covenants and confidentiality provisions.

Ms. Gould. Ms. Gould will enter into an employment agreement to work part-time with the Company effective the date of this offering. Her agreement provides for annual compensation of $120,000 and she may be granted annual bonuses at the discretion of the Board of Directors. The term of Ms. Gould’s agreement is for three years and is automatically renewed each year unless terminated for “cause”, as defined in the employment agreement. She will receive the base salary and benefits due under the employment agreement for the remainder of the term if terminated “without cause”, as defined in the employment agreement, or such base salary shall be paid for the remainder of the term to her estate if her employment is terminated due to her death. Ms. Gould’s employment agreement contains certain non-competition covenants and confidentiality provisions. Ms. Gould’s employment agreement with us permits her to also work as General Manager of Business Law Group, P.A. where she is an at-will employee earning additional compensation of $150,000 per year.

Mr. Galaris. Mr. Galaris will enter into an employment agreement with the Company effective the date of this offering. His agreement provides for annual compensation of $250,000 and a grant of options equal to 4.5% of the issued and outstanding shares of the Company immediately prior to the closing of this offering (94,500) at conclusion of the offering with an exercise price equal to the offering price and a ten-year term. Such options will vest ratably over a three-year period while Mr. Galaris is still employed by us. He may be granted annual bonuses at the discretion of the Board of Directors. The term of Mr. Galaris’ agreement is for two years and is automatically renewed for successive one-year terms unless terminated for “cause”, as defined in the employment agreement. He will receive the base salary and benefits due under the employment agreement for the remainder of the term if terminated “without cause”, as defined in the employment agreement, or such base salary shall be paid for the remainder of the term to his estate if his employment is terminated due to his death. Mr. Galaris’ employment agreement contains certain non-competition covenants and confidentiality provisions.

2015 Omnibus Incentive Plan

Prior to the completion of the offering, our Board of Directors and stockholders will approve the LM Funding America, Inc. 2015 Omnibus Incentive Plan.

A total of 600,000 shares of our common stock will initially be reserved for issuance under our 2015 Omnibus Incentive Plan.

The 2015 Omnibus Incentive Plan provides for the issuance of stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, shares of our common stock, dividend equivalent units, incentive cash awards or other awards based on our common stock. Awards may be granted alone or in addition to, in tandem with, or (subject to the 2015 Omnibus Incentive Plan’s prohibitions on repricing) in substitution for any other award (or any other award granted under another plan of ours or of any of our affiliates).

Purpose. The two complementary purposes of the 2015 Omnibus Incentive Plan are to help us attract, retain, focus and motivate our executives and other key employees, directors, consultants and advisors and to increase stockholder value. The 2015 Omnibus Incentive Plan will accomplish these purposes by offering participants the opportunity to acquire shares of our common stock, receive monetary payments based on the value of such common stock or receive other incentive compensation on the potentially favorable terms that the 2015 Omnibus Incentive Plan provides.

Administration. Our 2015 Omnibus Incentive Plan will be administered by the compensation committee, our Board of Directors, or another committee (we refer to the applicable committee or our Board of Directors, as the case may be, as the “administrator”). The administrator may designate any of the following as a participant under the 2015 Omnibus Incentive Plan to the extent consistent with its authority: any officer or other employee of our company or its affiliates; any individual whom we or an affiliate have engaged to become an officer or employee; any consultant or advisor who provides services to our company or its affiliates; or any director, including a non-employee director.

The administrator has full discretionary authority to administer the 2015 Omnibus Incentive Plan, including but not limited to the authority to: (i) interpret the provisions of the 2015 Omnibus Incentive Plan; (ii) prescribe, amend and rescind rules and regulations relating to the 2015 Omnibus Incentive Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in the 2015 Omnibus Incentive Plan, any award or any award agreement in the manner and to the extent it deems desirable to carry this plan or such award into effect; and (iv) make all other determinations necessary or advisable for the administration of the 2015 Omnibus Incentive Plan. All administrator determinations will be made in the sole discretion of the administrator and are final and binding on all interested parties.

Our Board of Directors may delegate some or all of its authority under the 2015 Omnibus Incentive Plan to a committee of the Board of Directors, and the compensation committee may delegate some or all of its authority under the 2015 Omnibus Incentive Plan to a sub-committee or one or more of our officers, subject in each case to limitations specified in the 2015 Omnibus Incentive Plan.

Number and sources of shares. An aggregate of 600,000 shares of common stock have been reserved for issuance under the 2015 Omnibus Incentive Plan, all of which may be issued upon the exercise of incentive stock options. The shares reserved for issuance may be either authorized and unissued shares or shares held as treasury stock. The number of shares reserved for issuance under the 2015 Omnibus Incentive Plan is reduced by the maximum number of shares, if any, that may be payable under an award as determined on the date of the grant of the award.

If (i) an award granted under the 2015 Omnibus Incentive Plan lapses, expires, terminates or is cancelled without the issuance of shares under the award (whether due currently or on a deferred basis); (ii) it is determined during or at the conclusion of the term of an award granted under the 2015 Omnibus Incentive Plan that all or some portion of the shares with respect to which the award was granted will not be issuable, or that other compensation with respect to shares covered by the award will not be payable on the basis that the conditions for such issuance will not be satisfied; (iii) shares are forfeited under an award; (iv) shares are issued under any award and we reacquire them pursuant to rights we reserved upon the issuance of the shares; or (v) shares are tendered to satisfy the exercise price of an award or federal, state or local tax withholding obligations, then such shares will be recredited to the 2015 Omnibus Incentive Plan’s reserve and may again be used for new awards under the plan. However, shares recredited to the plan’s reserve under clause (iv) or (v) may not be issued pursuant to incentive stock options.

Eligibility. Incentive stock options may only be granted to our and our subsidiaries’ employees. All other awards may be granted to our and our subsidiaries’ employees, officers, directors and key persons (including consultants and prospective employees).

Amendment or termination of the 2015 Omnibus Incentive Plan. The 2015 Omnibus Incentive Plan terminates when all shares reserved for issuance under the plan have been issued, subject to our Board of Directors’ right to terminate the plan at any time. In addition, our Board of Directors or the administrator may amend plan at any time, except:

(i)	our Board of Directors must approve any amendment to the 2015 Omnibus Incentive Plan if we determine such approval is required by prior action of our Board of Directors, applicable corporate law or any other applicable law;

(ii)	stockholders must approve any amendment to the 2015 Omnibus Incentive Plan if we determine that such approval is required by Section 16 of the Exchange Act, the listing requirements of any principal securities exchange or market on which our common stock is then traded, or any other applicable law; and

(iii)	stockholders must approve any amendment to the 2015 Omnibus Incentive Plan that materially increases the number of shares of common stock reserved under the 2015 Omnibus Incentive Plan, the incentive stock option award limits or the per participant award limitations set forth in the 2015 Omnibus Incentive Plan, that shortens the minimum vesting requirements under the 2015 Omnibus Incentive Plan or that diminishes the provisions prohibiting repricing or backdating stock options and stock appreciation rights.

The administrator generally may modify, amend or cancel any award or waive any restrictions or conditions applicable to any award or the exercise of the award. Any modification or amendment that materially diminishes the rights of the participant or any other person who may have an interest in the award, or that cancels any award, will be effective only if agreed to by that participant or other person. The administrator does not need to obtain participant or other interested party consent, however, for the adjustment or cancellation of an award pursuant to the adjustment provisions of the 2015 Omnibus Incentive Plan or the modification of an award to the extent deemed necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the common stock is then traded, to the extent the administrator deems necessary to preserve favorable accounting or tax treatment of any award for our company, or to the extent the administrator determines that the action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person(s) with an interest in the award.

The authority of the administrator to terminate or modify the 2015 Omnibus Incentive Plan or awards will extend beyond the termination date of the 2015 Omnibus Incentive Plan. In addition, termination of the 2015 Omnibus Incentive Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force after termination of the 2015 Omnibus Incentive Plan except as they may lapse or be terminated by their own terms and conditions.

Options and stock appreciation rights. Under our 2015 Omnibus Incentive Plan, the administrator has the authority to grant stock options and to determine all terms and conditions of each stock option including but not limited to whether the option is an “incentive stock option” which meets the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or a “nonqualified stock option” which does not meet the requirements of Code Section 422. A stock option gives the participant the right to purchase shares of our common stock at a fixed price, called the “option price,” after the vesting conditions of the option are met and prior to the date the option expires or terminates. The administrator fixes the option price per share of common stock, which may not be less than the fair market value of the common stock on the date of grant. The administrator determines the expiration date of each option, but the expiration date cannot be later than 10 years after the grant date. Options are exercisable at such times and are subject to such restrictions and conditions as the administrator deems necessary or advisable. The stock option exercise price is payable to us in full upon exercise.

Pursuant to the 2015 Omnibus Incentive Plan, the administrator has the authority to grant stock appreciation rights. A stock appreciation right is the right of a participant to receive cash in an amount, and/or common stock with a fair market value, equal to the appreciation of the fair market value of a share of common stock during a specified period of time. The 2015 Omnibus Incentive Plan provides that the administrator determines all terms and conditions of each stock appreciation right, including, among other things: whether the stock appreciation right is granted independently of a stock option or relates to a stock option; a grant price that is not less than the fair market value of the common stock subject to the stock appreciation right on the date of grant; a term that must be no later than 10 years after the date of grant; and whether the stock appreciation right will settle in cash, common stock or a combination of the two.

The specific terms and conditions of a participant’s option or stock appreciation right will be set forth in an award agreement delivered to the participant.

Repricing prohibited. Neither the administrator nor any other person may amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise or grant price of such outstanding stock options or stock appreciation rights; cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise or grant price that is less than the exercise or grant price of the original options or stock appreciation rights; or cancel outstanding stock options or stock appreciation rights with an exercise or grant price above the current fair market value of a share of common stock in exchange for cash or other securities.

Backdating prohibited. The administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the administrator takes action to approve such award.

Performance and stock awards. Pursuant to the 2015 Omnibus Incentive Plan, the administrator has the authority to grant awards of restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of common stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. Restricted stock unit means the right to receive a payment equal to the fair market value of one share of common stock. Performance shares means the right to receive shares of common stock to the extent performance goals are achieved. Performance unit means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent performance goals are achieved.

The administrator determines all terms and conditions of these types of awards, including, among other things: whether performance goals need to be achieved for the participant to realize any portion of the benefit provided under the award; whether the restrictions imposed on restricted stock or restricted stock units will lapse, and any portion of the performance goals subject to an award will be deemed achieved, upon a participant’s death, disability or retirement; the length of the vesting and/or performance period and, if different, the date on which payment of the benefit provided under the award is made; with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock; and, with respect to restricted stock units and performance units, whether the awards settle in cash, in shares of common stock, or in a combination of the two.

The specific terms and conditions of a participant’s award of restricted stock, restricted stock units, performance shares or performance units will be set forth in an award agreement delivered to the participant.

Dividend equivalent rights. Pursuant to the 2015 Omnibus Incentive Plan, the administrator has the authority to grant dividend equivalent units in connection with awards other than options, stock appreciation rights or other stock rights within the meaning of Code Section 409A. A dividend equivalent unit is the right to receive a payment, in cash or shares of common stock, equal to the cash dividends or other distributions that we pay with respect to a share of common stock. No dividend equivalent unit granted in tandem with another award may include vesting provisions more favorable to the participant than the vesting provisions, if any, to which the tandem award is subject.

The specific terms and conditions of a participant’s dividend equivalent units will be set forth in an award agreement delivered to the participant.

Incentive awards. The administrator has the authority to grant annual and long-term incentive awards. An incentive award is the right to receive a cash payment to the extent performance goals are achieved. The administrator will determine all of the terms and conditions of each incentive award, including the performance goals, the performance period, the potential amount payable and the timing of payment, provided that the administrator must require that payment of all or any portion of the amount subject to the award is contingent on the achievement of one or more performance goals during the period the administrator specifies, although the administrator may specify that all or a portion of the goals are deemed achieved upon a participant’s death, disability or (for awards not intended to qualify as performance-based compensation within the meaning of Code Section 162(m)) retirement, or such other circumstances as the administrator may specify. For long-term incentive awards, the performance period must relate to a period of more than one fiscal year.

The specific terms and conditions of a participant’s incentive award will be set forth in an award agreement or another document delivered to the participant.

Other stock-based awards. The administrator has the authority to grant other types of awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of common stock, either alone or in addition to or in conjunction with other awards, and payable in shares of common stock or cash. Such awards may include shares of unrestricted common stock, which may be awarded, without limitation (except as provided in the 2015 Omnibus Incentive Plan), as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or upon the attainment of performance goals or otherwise, or rights to acquire shares of our common stock from us. The administrator determines all terms and conditions of the award, including the time or times at which such award is made and the number of shares of common stock to be granted pursuant to such award or to which such award relates. Any award that provides for purchase rights must be priced at 100% of the fair market value of our common stock on the date of the award.

The specific terms and conditions of a participant’s award will be set forth in an award agreement or another document delivered to the participant.

Performance goals. Awards may be made contingent on the achievement of performance goals. Performance goals include any goals the administrator establishes that relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units: book value; revenue; cash flow; total stockholder return; dividends; debt; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; ratio of debt to debt plus equity; profit before tax; gross profit; net profit; net operating profit; net operating profit after taxes; net sales; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; fair market value of shares; basic earnings per share; diluted earnings per share; return on stockholder equity; return on average equity; return on average total capital employed; return on net assets employed before interest and taxes; economic value added; return on year-end equity; capital; cost of capital; cost of equity; cost of debt; taxes; market share; operating ratios; customer satisfaction; customer retention; customer loyalty; strategic business criteria based on meeting specified revenue goals; market penetration goals; investment performance goals; business expansion goals or cost targets; accomplishment of mergers, acquisitions, dispositions or similar extraordinary business transactions; profit returns and margins; financial return ratios; market performance and/or capital goals or returns or a combination of the foregoing. In addition, in the case of awards that the administrator determines at the date of grant will not be considered “performance-based compensation” under Code Section 162(m), the administrator may establish other performance goals.

Effect of a change of control. If we experience a “change of control,” as defined in the 2015 Omnibus Incentive Plan, then, unless otherwise expressly provided in an award agreement or another contract, or under the terms of a transaction constituting a change of control, the administrator may, in its discretion, provide that:

•	Any outstanding award (or portion thereof) will vest or be earned on an accelerated basis in connection with the change of control or a subsequent termination; and/or

•	Any of the following will occur: (i) shares or other securities of the surviving corporation or any successor corporation, or a parent or subsidiary thereof, will be substituted for shares subject to any outstanding award, in which event the aggregate purchase or exercise price, if any, of such award, or portion thereof, will remain the same, (ii) any outstanding award, or portion thereof, will be converted into a right to receive cash or other property upon or following the consummation of the change of control in an amount equal to the value of the consideration to be received by holders of shares of our common stock in connection with the transaction for one share, less the per share purchase or exercise price of such award, if any, multiplied by the number of shares subject to such award, or portion thereof, (iii) the vesting (and, as applicable, the exercisability) of any and/or all outstanding awards will be accelerated, (iv) any outstanding and unexercised awards upon or following the consummation of the change of control (without the consent of an award holder or any person with an interest in an award) will be cancelled, (v) all outstanding options or stock appreciation rights will be cancelled in exchange for a cash payment equal to the excess of the change of control price per share over the exercise price of the shares subject to such option or stock appreciation right upon the change of control (or for no cash payment if such excess is zero), and/or (vi) any awards will be cancelled in exchange for a cash payment based on the value of the award as of the date of the change of control (or for no payment if the award has no value).

In general, if any payments or benefits paid by us under the 2015 Omnibus Incentive Plan would cause payments made to or benefits received by a participant in connection with a change of control to be subject to the excise tax imposed by Code Section 4999 on excess parachute payments, then the payments will be delivered either (i) in full or (ii) in an amount such that the value of the aggregate payments is $1.00 less than the maximum amount that the participant may receive without being subject to the excise tax, whichever of (i) or (ii) results in the receipt by the participant of the greatest benefit on an after-tax basis.

Employee Benefit Plans

As of July 1, 2015, we offer each of our employees, including the NEOs, Company-paid health care premiums up to $350 per month in health plans selected by our company from time to time. No other employee benefits are provided as of July 1, 2015.

Director Compensation

Following the offering, our non-employee directors, which we expect to be Messrs. Graham, McCree, Joel Rodgers, Sigety, and Traber, will be compensated for their services on our Board of Directors as follows:

•	Each non-employee director will receive an annual retainer of $15,000; and

•	Each non-employee director will also receive options with an exercise price equal to the offering price to purchase 5,000 shares of our common stock which will vest in equal portions on the first, second and third anniversaries of the grant date.

Each annual retainer will be payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our Board of Directors.

Each non-employee director also will be entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committee of the Board of Directors on which he or she serves.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Parties

We describe below transactions and series of similar transactions during our last three fiscal years to which we were a party or will be a party, in which (i) the amounts involved exceeded or will exceed $120,000, and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest. Compensation arrangements for our directors and certain of our executive officers are described elsewhere in this prospectus. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

The Company has engaged BLG on behalf of the Associations to service and collect the Accounts and to distribute the proceeds as required by Florida law and the provisions of the purchase agreements between LMF and the Associations. In 2014, 2013 and 2012, we did not pay any legal fees to BLG. BLG received all of its revenue from account debtors who are responsible for paying legal fees to the creditor Association. If the April 15, 2015 Services Agreement between us and BLG had been in place during 2014, 2013 and 2012, we estimate that we would have paid BLG approximately $150,000, $135,000 and $110,000, respectively, in legal fees. BLG will be owned by Bruce M. Rodgers, our Chairman of our Board of Directors and Chief Executive Officer, until a date prior to the completion of the offering, at which date Mr. Rodgers will transfer his ownership interest in BLG to other attorneys at the firm by means of a redemption of his interest by BLG. Carollinn Gould, Mr. Rodgers’ wife and a director nominee and executive officer of our company, will continue to serve as general manager of BLG upon the completion of this offering and will receive a salary from BLG. Ms. Gould is an at-will employee receiving $150,000 in annual compensation from BLG, and she is anticipated to receive the same salary from BLG for the foreseeable future.

One of our director nominees, Martin A. Traber, is a partner at the law firm of Foley & Lardner LLP, and the firm has provided legal representation to us and continues to provide legal representation. Foley & Lardner LLP billed us $0 and has accrued unbilled fees of approximately $368,187 through July 1, 2015 for services provided in 2015. Such amount represents less than 1.0% of Foley’s fee revenue during 2015. These services were provided on an arm’s-length basis, and paid for at fair market value. We believe that such services were performed on terms at least as favorable to us as those that would have been realized in transactions with unaffiliated entities or individuals. The firm provided no legal services to us in 2014, 2013, or 2012.

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Limitation of Liability and Indemnification Agreements

Our by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”), subject to certain exceptions contained in our by-laws. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty.

Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related parties in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related party has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related parties will provide that a related party is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares of common stock immediately prior to our initial public offering, after giving effect to the Corporate Reorganization described in “Corporate Reorganization,” by:

•	each person who is known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our named executive officers, directors and director nominees; and

•	all executive officers and directors as a group.

The number and percentage of shares of common stock beneficially owned before the offering are based on 2,100,000 shares of common stock outstanding immediately prior to our public offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our shares of common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares of common stock beneficially owned by a person listed below and the percentage ownership of such person, shares of common stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of the Corporate Reorganization are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares of common stock shown as beneficially owned by them. Certain of our director nominees have indicated an interest in purchasing units in this offering. The table below does not reflect any shares of our common stock that our director nominees, directors, executive officers or 5% stockholders or their affiliated entities may purchase in connection with this offering. Unless otherwise indicated in the footnotes, the address for each principal stockholder is in care of LM Funding America, Inc., 302 Knights Run Avenue, Suite 1000, Tampa, Florida 33602.

	Beneficially Owned Before the Offering			Beneficially Owned After the Offering
				Assuming Minimum			Assuming Maximum
Name of Beneficial Owner	Number of Shares		Percent	Number of Shares		Percent	Number of Shares		Percent
5% Stockholders:
CGR63, LLC	2,058,824		98.04%	2,058,824		62.39%	2,058,824		50.22%
Named Executive Officers, Directors and Director Nominees:
Frank C. Silcox(1)	—		—	—		—	—		—
Sean Galaris	—		—	—		—	—		—
Bruce M. Rodgers	2,100,000	(2)	100%	2,100,000	(2)	63.64%	2,100,000	(2)	51.22%
Carollinn Gould	2,100,000	(2)	100%	2,100,000	(2)	63.64%	2,100,000	(2)	51.22%
Andrew Graham	—		—	—		—	—		—
Douglas I. McCree	—		—	—		—	—		—
Joel E. Rodgers, Sr.	—		—	—		—	—		—
C. Birge Sigety	—		—	—		—	—		—
Martin A. Traber	—		—	—		—	—		—
All Executive Officers and Directors as a Group (5 persons):	2,100,000	(2)	100%	2,100,000	(2)	63.64%	2,100,000	(2)	51.22%

(1)

Effective January 1, 2015, LMF-LLC and BRR Holding, LLC purchased the membership interests beneficially owned by Frank C. Silcox. LMF-LLC redeemed 49% of the membership interests owned by LM Funding Management, LLC, which was beneficially owned by Mr. Silcox, for $1,960,000. BRR Holding, LLC, beneficially owned by Bruce M. Rodgers and Ms. Gould, purchased from LM Funding Management, LLC its other 1% membership interest of LMF-LLC for $40,000. After those transfers, Ms. Gould purchased all of the membership interests of LM Funding Management, LLC from Mr. Silcox for $10.
(2)	Includes 2,058,824 shares owned by CGR63, LLC and 41,176 shares owned by BRR Holding, LLC. Bruce M. Rodgers, Ms. Gould and their family, including trusts or custodial accounts of minor children of each of Mr. Rodgers and Ms. Gould, own 100% of the outstanding membership interests of CGR63, LLC and 100% of the outstanding membership interests of BRR Holding, LLC, and therefore both Mr. Rodgers and Ms. Gould may be deemed to have shared voting and investment power for all 2,100,000 shares owned by CGR63, LLC and BRR Holding, LLC.

DESCRIPTION OF SECURITIES

The following description of our securities summarizes certain provisions of our certificate of incorporation, by-laws and the Warrant Agreement, each of which will be in effect upon the closing of this offering. This is a summary and does not contain all of the information that may be important to prospective investors, and is qualified in its entirety by our certificate of incorporation, by-laws and the Warrant Agreement.

Units

Each unit consists of one share of common stock and one warrant. Each warrant is exercisable to purchase one share of common stock. The shares of common stock and warrants may trade as units for 45 days following the closing of this offering in the discretion of the Placement Agent, but may be separated at an earlier date by the Placement Agent and traded separately as common stock and warrants. In making any such decision, the Placement Agent will consider various market factors, including the strength of support for the units.

Common Stock

General

We are authorized to issue up to 10,000,000 shares of common stock, par value $0.001 per share. As of the consummation of this offering there will be approximately 2,100,000 shares of common stock issued and outstanding held by 2 stockholders of record.

Voting Rights

Holders of our common stock will be entitled to cast one vote per share. Holders of our common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of common stock present in person or represented by proxy, voting together as a single class.

Dividend Rights

Holders of common stock will share ratably (based on the number of shares of common stock held) if and when any dividend is declared by the Board of Directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends by us and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of any preferred stock then outstanding.

Other Matters

No shares of common stock will be subject to redemption or have preemptive rights to purchase additional shares of common stock. Holders of shares of our common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. Upon consummation of this offering, all the outstanding shares of common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation provides that our Board of Directors has the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after this offering.

The purpose of authorizing our Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Warrants

Each unit purchased includes one warrant. Each warrant may be exercised to purchase one share of common stock from us at a purchase price of $12.50 per share (125% of the public offering price). The warrants can be exercised at any time until the final calendar day of the month following the fifth anniversary of the effective date of the registration statement covering the offering. There will be 2,000,000 warrants outstanding if we achieve the maximum offering and 1,200,000 warrants outstanding if we achieve the minimum offering. The warrants are exercised by surrendering to us a warrant certificate evidencing the warrants to be exercised, with the exercise form included therein duly completed and executed, and paying to us the exercise price per share in cash or check payable to us. At any time while there is an effective registration statement available for the issuance of shares issuable pursuant to the warrants, the warrants may be exercised only with a cash payment. If a registration statement is not available for the issuance of the underlying shares, the warrants may be exercised on a cashless net-share basis. We are obligated under the warrants to use our best efforts to maintain an effective registration statement with respect to the issuance of the underlying shares. However, under no circumstances will a holder of warrants be entitled to settle the warrants for cash, even in the absence of an effective registration statement.

As long as any warrants remain outstanding, shares of common stock to be issued upon the exercise of warrants will be adjusted in the event of one or more stock splits, readjustments or reclassifications. In the event of any of the foregoing, the remaining number of shares of common stock still subject to the warrants shall be increased or decreased to reflect proportionately the increase or decrease in the number of shares of common stock outstanding and the exercise price per share shall be decreased or increased, as the case may be, in the same proportion.

We have reserved a sufficient number of shares of common stock for issuance upon exercise of the warrants and such shares, when issued in accordance with the terms of the warrants, will be fully paid and non-assessable. The shares so reserved are included in the registration statement of which this prospectus is a part. We are required to use our best efforts to maintain an effective registration statement and current prospectus relating to these shares of common stock at all times when the market price of the shares of common stock exceeds the exercise price of the warrants until the warrants expire. We intend to use this registration statement and prospectus to cover the warrant exercises. We plan to file all post-effective amendments to the registration statement and supplements to the prospectus required to be filed under the Securities Act. However, we cannot assure you that an effective registration statement or current prospectus will be available at the time you desire to exercise your warrants.

Fractional shares will not be issued upon the exercise of warrants, and no payment will be made with respect to any fractional shares to which any warrant holder might otherwise be entitled upon exercise of warrants. No adjustments as to previously declared or paid cash dividends, if any, will be made upon any exercise of warrants.

The holders of the warrants as such are not entitled to vote, receive dividends or to exercise any of the rights of holders of shares of commons stock for any purpose until such warrants shall have been duly exercised and payment of the purchase price shall have been made. There is currently no market for the warrants and there is no assurance that any such market will ever develop.

For the life of the warrants, the warrant holders shall be given the opportunity to profit from the rise in market value of our shares of common stock, if any, at the expense of the holders of shares of common stock and we might be deprived of favorable opportunities to secure additional equity capital, if it should then be needed, for the purpose of our business. A warrant holder may be expected to exercise the warrants at a time when, we, in all likelihood, would be able to obtain equity capital, if required at that time, by a public sale or a new offering on terms more favorable than those provided in the warrants.

If upon exercise of the warrants the exercise price is less than the book value per share, the exercise will have a dilutive effect upon the warrant holder’s investment.

After the six month anniversary of the closing of the offering, if for at least ten trading days within any period of twenty consecutive trading days, including the last trading day of the period, the closing price per share of common stock exceeds 150% of the public offering price, we may cancel any warrants remaining outstanding and unexercised. The date upon which we may cancel such warrants must be a date which is more than thirty (30) calendar days, but less than sixty (60) calendar days, after a notice is mailed by first class mail to all registered holders of the warrants following the satisfaction of the conditions described above, or such longer time as may be required by regulatory authorities.

Book-Entry Form

Individual certificates will not be issued for the units, shares of common stock, and warrants. Instead, one or more global certificates will be deposited by us with The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee for DTC. The global certificates will evidence all of the units, shares of common stock, and warrants outstanding at any time. Accordingly, holders of our units, shares of common stock, and warrants are limited to (1) participants in DTC such as banks, brokers, dealers and trust companies (“DTC Participants”), (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC Participant (“Indirect Participants”), and (3) those banks, brokers, dealers, trust companies and others who hold interests in the securities through DTC Participants or Indirect Participants. The securities are only transferable through the book-entry system of DTC. Holders who are not DTC Participants may transfer their securities through DTC by instructing the DTC Participant holding their securities (or by instructing the Indirect Participant or other entity through which their securities are held) to transfer the securities. Transfers will be made in accordance with standard securities industry practice.

Number of Directors; Removal; Vacancies

At all times our Board of Directors shall consist of at least one, but no more than fifteen, directors. Vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors then in office. Our by-laws provide that, subject to the rights of holders of any future series of preferred stock, directors may be removed, with or without cause, at meetings of stockholders by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote generally in the election of directors.

Special Meetings of Stockholders; Limitations on Stockholder Action by Written Consent

Our certificate of incorporation provides that special meetings of our stockholders may be called only by our Chairman of the Board of Directors, our Chief Executive Officer, our Board of Directors or holders of not less than a majority of our issued and outstanding voting stock. Any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent unless the action to be effected and the taking of such action by written consent have been approved in advance by our Board of Directors.

Amendments; Vote Requirements

Certain provisions of our certificate of incorporation and by-laws provide that the affirmative vote of a majority of the shares entitled to vote on any matter is required for stockholders to amend our certificate of incorporation or by-laws, including those provisions relating to action by written consent, the ability of stockholders to call special meetings and indemnification of officers and directors.

Indemnification of Directors and Executive Officers and Limitation of Liability

The indemnification and limitation of liability provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duties. Specifically, our certificate of incorporation provides that a director of our company shall not be personally liable to our company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability: (a) for any breach of the director’s duty of loyalty to our company or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit. These provisions may also reduce the likelihood of derivative litigation against directors and executive officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and executive officers pursuant to these indemnification provisions.

Anti-Takeover Provisions

Our certificate of incorporation and our by-laws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.

In our certificate of incorporation, we elected not to be governed by Section 203 of the DGCL, which regulates corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.”

Effective as of the date that shares of our common stock are registered under the Exchange Act, our Board of Directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As such, at a given annual meeting, only a portion of our Board of Directors may be considered for election. Since our “staggered board” may prevent our stockholders from replacing a majority of our Board of Directors at certain annual meetings, it may entrench our management and discourage unsolicited stockholder proposals. Moreover, our Board of Directors has the ability to designate the terms of and issue a new series of preferred stock.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors

Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is more than 30 days before or more than 30 days after such anniversary date, such notice will be timely only if received not later than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting, or if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the date on which notice of the date of the annual meeting was made public. Our by-laws also specify requirements as to the form and content of a stockholder’s notice.

NASDAQ Trading

Our units, shares of common stock and warrants stock have been approved for listing on The NASDAQ Capital Market under the symbols “LMFAU,” “LMFA” and “LMFAW,” respectively.

Transfer Agent and Registrar

The transfer agent and registrar for our units, shares of common stock and warrants is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is 1-800-937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our securities. We cannot predict the effect, if any, that the sale of our units, shares of common stock or warrants or the availability of our units, shares of common stock or warrants for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our units, shares of common stock or warrants in the public market following the offering could adversely affect the market price of such securities and adversely affect our ability to raise capital at any time and on terms favorable to us.

Sale of Restricted Shares

Upon completion of this offering, assuming we sell the minimum number of units, we will have 3,300,000 shares of common stock outstanding. Of these shares, 1,200,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the warrants being sold in this offering, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, and any shares subject to the lock-up arrangements described below. If we sell the maximum number of units, we will have 4,100,000 shares of common stock outstanding. Of these shares, 2,000,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the warrants being sold in this offering, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, and any shares subject to the lock-up arrangements described below. The remaining shares of common stock held by our existing stockholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our common stock has been held for one year.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Lock-up Arrangements

Each of our executive officers and directors, as well as those individuals who on the effective date of the registration statement covering the offering are the beneficial owners of more than 5% of our common stock, have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of the closing of the offering. Upon the expiration of these lock-up agreements, additional shares of our common stock will be available for sale in the public market.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF SECURITIES

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our securities by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders related to our securities. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that our securities are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold our securities as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, or holders subject to the alternative minimum or the unearned income Medicare contribution tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of our securities that for U.S. federal income tax purposes is not classified as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our securities, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our securities through an entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our securities.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SECURITIES.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Securities.” Any such distribution would also be subject to the discussion below under the section titled “Additional Withholding and Reporting Requirements.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or other applicable withholding agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty; or

•	IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or other applicable withholding agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims income tax treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide us or other applicable withholding agent with the required certification but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Securities

Subject to the discussion below under the section titled “Additional Withholding and Reporting Requirements,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of our securities unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our securities, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our securities by reason of our status as USRPHC so long as our securities are regularly traded on an established securities market (as defined in the Code) at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our securities at any time during the shorter of the five-year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our securities will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Reporting Requirements

Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated thereunder and other official guidance (commonly referred to as “FATCA”) will impose, in certain circumstances, U.S. federal withholding at a rate of 30% on payments of (a) dividends on our common stock on or after July 1, 2014, and (b) gross proceeds from the sale or other disposition of our securities on or after January 1, 2017. In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the withholding tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government (a ‘‘FATCA Agreement’’) or (ii) complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”), and, in either case, among other things, collects and provides to the U.S. or other relevant tax authority certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a foreign financial institution (as a beneficial owner), the withholding tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial U.S. owner” (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our securities are held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold such tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our securities, and the entities through which they hold our securities, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our securities by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non-U.S. Holder is incorporated or organized, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Securities of ours that are owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

We have engaged International Assets Advisory, LLC (the “Placement Agent”) to conduct this offering on a “best efforts, minimum/maximum” basis to offer and sell on our behalf the units with each unit consisting of one share of common stock and one common stock purchase warrant. The offering is being made without a firm commitment by the Placement Agent, which has no obligation or commitment to purchase any of the units. Our officers, directors or affiliates may purchase units in this offering, and may do so for the explicit purpose of satisfying the minimum offering amount. Any such purchases will be made for investment purposes only, and not with a view toward redistribution.

Unless sooner withdrawn or canceled by either us or the Placement Agent, the offering will continue until the earlier of (i) a date mutually acceptable to us and our Placement Agent after which the minimum offering is sold or (ii) November 13, 2015 (the “Offering Termination Date”). The Placement Agent has agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the Placement Agent for the sale of the units to be promptly deposited in an escrow account maintained by SunTrust Bank, N.A. (the “Escrow Agent”) as escrow agent for the investors in the offering. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from our company and the Placement Agent. On the closing date for the offering, the net proceeds in the escrow account maintained by the Escrow Agent will be delivered to our company. If we do not complete this offering before the Offering Termination Date, all amounts will be promptly returned as described below. In the event of any dispute between our company and the Placement Agent, including about whether the minimum offering has been sold and whether and how funds are to be reimbursed, the Escrow Agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

Investors must pay in full for all units purchased at the time of investment. Payment for the units may be made (i) by check, bank draft or money order made payable to “SunTrust Bank, N.A., as escrow agent for LM Funding America, Inc.” and delivered to the Placement Agent no less than four business days before the date of closing, (ii) by wire transfer from participating dealers received on or before 2:00 p.m. of the closing date with appropriate instructions or (iii) by authorization of withdrawal from securities accounts maintained with the Placement Agent. If payment is made by check, bank draft or money order delivered to the Placement Agent, the Placement Agent will transfer such check, bank draft or money order to the Escrow Agent by noon of the next business day following receipt. If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until closing or the Offering Termination Date, but a hold will be placed on such funds, thereby making them unavailable to the purchaser until closing or the Offering Termination Date. If a purchaser authorizes the Placement Agent to withdraw the amount of the purchase price from a securities account, the Placement Agent will do so as of the date of closing. Other than the authorization of a customer to withdraw funds from a securities account to acquire the units, there will be no sweep arrangements to transfer any funds or liquidate a securities position in any investor’s account. The Placement Agent will inform prospective purchasers of the anticipated date of closing.

Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investors prior to the earlier of the closing of the offering or the Offering Termination Date. If the offering is withdrawn or canceled or if the minimum offering is not reached and proceeds therefrom are not received by us on or prior to the Offering Termination Date, all proceeds will be promptly returned by the Escrow Agent without interest or deduction to the persons from which they are received (within one business day) in accordance with applicable securities laws. All such proceeds will be placed in a non-interest bearing account pending such time.

Pursuant to that certain Sales Agency Agreement by and between the Placement Agent and us, the obligations of the Placement Agent to solicit offers to purchase our units and of investors solicited by the Placement Agent to purchase our units are subject to approval of certain legal matters by counsel to the

Placement Agent. The Placement Agent’s obligations under the Sales Agency Agreement are subject to various conditions which are customary in transactions of this type. The Placement Agent reserves the right to reject any order in whole or in part for any reason or no reason.

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Placement Agent may be required to make in respect of those liabilities.

The Placement Agent is offering the units, subject to prior sale, when, as and if issued to and accepted by it, subject to conditions contained in the Sales Agency Agreement, such as the receipt by the Placement Agent of officers’ certificates and legal opinions. The Placement Agent reserves the right to accept or reject orders in whole or in part. The Placement Agent may terminate the Sales Agency Agreement in the event (i) our representations or warranties are incorrect or misleading or we fail to fulfill our agreements with the Placement Agent; (ii) a material adverse change occurs affecting our business, management, property, assets, results of operations, condition or prospects; (iii) trading is suspended on The NASDAQ Capital Market; (iv) war is declared; (v) a banking moratorium is declared in Florida, New York or the U.S.; or (vi) any laws, regulations, court or administrative order or other governmental or agency act causes the Placement Agent to believe that our business or the U.S. securities markets will be materially adversely affected. The Placement Agent’s discretion in this regard is broad.

In connection with this offering, the Placement Agent or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

Foreign Regulatory Restrictions on Purchase of our Securities

We have not taken any action to permit a public offering of the units outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of the units and the distribution of this prospectus outside the United States.

Commissions and Discounts

The Placement Agent has advised us that it proposes to offer the units to the public at the initial public offering price on the cover page of this prospectus. The following table shows the public offering price, the placement fee to be paid by us to the Placement Agent and the proceeds, before expenses, to us:

	Per Unit(1)	Minimum Offering	Maximum Offering
Public Offering Price	$10.00	$12,000,000.00	$20,000,000.00
Placement Fee	$0.75	$900,000.00	$1,500,000.00
Proceeds to us, before expenses	$9.25	$11,100,000.00	$18,500,000.00

(1)

We have assumed a placement fee of 7.5% for all units. We may, at our sole discretion, introduce prospective purchasers of the units to the Placement Agent. Such introduced investors will be required to open a brokerage account with the Placement Agent to participate in the offering. The Placement Agent has agreed to accept a reduced placement fee of 3% of the public offering price for any purchaser of units introduced to the Placement Agent by the Company. For referring this offering and referring other broker dealers registered with FINRA to the Placement Agent as part of its selling group for this offering the Placement Agent has agreed to pay StillPoint Capital, LLC (“StillPoint”), a FINRA registered broker dealer, forty percent (40%) of the Placement Agent fees retained by the Placement Agent after payment of fees to selected dealers who are participating in this offering. StillPoint is not participating in this sale or distribution of the units nor is StillPoint a member or part of this selling group for this offering. The Placement Agent has complete control over the terms of this offering including but not limited to structure, size, pricing and valuation. The only compensation payable to StillPoint is the referral fees described above. All referral fees paid to StillPoint shall be paid out of the Placement Agent fees payable to the Placement Agent and do not represent additional compensation payable from the Company.

We expect our total cash expenses for this offering to be approximately $1,059,479, exclusive of the above placement fee and accountable expenses payable to the Placement Agent. We have agreed to pay the Placement Agent an accountable expense allowance of up to 1% of the amount of the offering, or $200,000 (maximum offering), or $120,000 (minimum offering). The expense allowance will not exceed the amount of accountable expenses actually incurred. We have paid $20,000 to the Placement Agent as an advance on such accountable expense allowance to be used as a retainer fee for the Placement Agent’s counsel. If the advances paid by the Company to the Placement Agent exceed the amount of accountable expenses actually incurred, the excess amount will be returned to the Company in accordance with FINRA Corporate Financing Rule 5110(f)(2)(6)(i). In addition, any advance received by participating members will be reimbursed to the Company to the extent not actually incurred pursuant to FINRA Corporate Financing Rule 5110(f)(2)(c).

Discretionary Units

The Placement Agent will not sell any units in this offering to accounts over which it exercises discretionary authority, without first receiving written consent from those accounts.

Listing on The NASDAQ Capital Market

Our units have been approved for listing on The NASDAQ Capital Market under the symbol “LMFAU.” As this offering is a best efforts offering, we expect that The NASDAQ Capital Market will be unable to admit our units for listing until the completion of the offering and, consequently, the satisfaction of NASDAQ listing standards. If so admitted, we expect our units to begin trading on The NASDAQ Capital Market on the day following the closing of this offering. If our units are eventually listed on The NASDAQ Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of the units, the Placement Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the units. In order to facilitate the offering, the Placement Agent may, but is not required to, bid for, and purchase, the units in the open market to stabilize the price of the units. These activities may raise or maintain the market price of the units above independent market levels or prevent or retard a decline in the market price of the units. The Placement Agent is not required to engage in these activities, and may end any of these activities at any time. We and the Placement Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain matters as to U.S. law in connection with this offering will be passed upon for us by the law firm of Foley & Lardner LLP, Tampa, Florida. Certain legal matters in connection with this offering will be passed upon for the Placement Agent by the law firm of Johnson Pope Bokor Ruppel & Burns, LLP.

EXPERTS

The consolidated financial statements for LM Funding, LLC and Subsidiaries as of and for the years ended December 31, 2014 and 2013 and balance sheet of LM Funding America, Inc. as of April 20, 2015 included in this prospectus have been audited by Skoda Minotti, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Martin A. Traber, who is nominated to serve on our Board of Directors, is a partner with Foley & Lardner LLP, our legal counsel in connection with the preparation of the registration statement of which this prospectus forms a part. Other than Mr. Traber, no “expert” or “counsel,” as defined by Item 509 of Regulation S-K, named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the securities offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in us, nor was any such person connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (of which this prospectus is a part) under the Securities Act relating to the securities we are offering. This prospectus does not contain all the information that is in the registration statement. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. For further information regarding our company and our securities, please see the registration statement and its exhibits and schedules. You may examine and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the registration statement and other public filings can be obtained from the SEC’s Internet website at www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements, and other information with the SEC. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference rooms and the Internet site of the SEC referred to above. Our Internet site address is www.lmfunding.com. Information on our Internet site does not constitute a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

LM FUNDING AMERICA, INC.	PAGE NO.

INDEPENDENT AUDITORS’ REPORT	F-2

BALANCE SHEETS	F-3
April 20, 2015 (date of incorporation) and June 30, 2015 (unaudited)

NOTES TO BALANCE SHEETS	F-4

LM FUNDING, LLC AND SUBSIDIARIES

Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT	F-5

CONSOLIDATED BALANCE SHEETS	F-6
December 31, 2014 and 2013

CONSOLIDATED STATEMENTS OF INCOME	F-7
Years ended December 31, 2014 and 2013

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT	F-8
Years ended December 31, 2014 and 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-9
Years ended December 31, 2014 and 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-10

LM FUNDING, LLC AND SUBSIDIARIES

Interim Condensed Consolidated Financial Statements (Unaudited)

CONDENSED CONSOLIDATED BALANCE SHEETS	F-21
June 30, 2015 and December 31, 2014

CONDENSED CONSOLIDATED STATEMENTS OF INCOME	F-22
Six months ended June 30, 2015 and 2014

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT	F-23
Six months ended June 30, 2015

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	F-24
Six months ended June 30, 2015 and 2014

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-25

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND MANAGEMENT OF

LM FUNDING AMERICA, INC.

We have audited the accompanying balance sheet of LM Funding America, Inc. (the “Company”) as of April 20, 2015. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of LM Funding America, Inc. at April 20, 2015, in conformity with accounting principles generally accepted in the United States of America.

SKODA MINOTTI

Tampa, Florida

July 24, 2015

LM FUNDING AMERICA, INC.

BALANCE SHEETS

APRIL 20, 2015 (date of incorporation) AND JUNE 30, 2015 (Unaudited)

ASSETS
	4/20/2015	(Unaudited) 6/30/2015
ASSETS	$—	$—

LIABILITIES AND STOCKHOLDER’S EQUITY
LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY
Preferred stock, par value $0.001 per share, 20,000,000 shares authorized, none issued and outstanding	—	—
Common stock, par value $0.001 per share, 80,000,000 shares authorized, none issued and outstanding	—	—

	$—	$—

LM FUNDING AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

LM Funding America, Inc. (the “Company”) was formed as a Delaware corporation on April 20, 2015. The Company was formed for the purposes of completing a public offering and related transactions in order to carry on the business of LM Funding, LLC and subsidiaries. The Company will be the sole managing member of LM Funding, LLC and will operate and control all of the businesses and affairs of LM Funding, LLC and, through LM Funding, LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

Basis of Accounting

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

2.	STOCKHOLDER’S EQUITY

The Company is authorized to issue 20,000,000 shares of Preferred Stock, par value $0.001 per share, and 80,000,000 shares of Common Stock, par value $0.001 per share, none of which have been issued or are outstanding. Prior to its initial public offering, the Company intends to amend its certificate of incorporation to reduce its authorized capital stock to 5,000,000 shares of Preferred Stock, par value $0.001 per share, and 10,000,000 shares of Common Stock, par value $0.001 per share.

Report of Independent Registered Public Accounting Firm

To the Members of

LM Funding, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of LM Funding, LLC and Subsidiaries (collectively the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, changes in members’ deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LM Funding, LLC and Subsidiaries at December 31, 2014 and 2013 and the results of their consolidated operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Skoda Minotti

Tampa, Florida

April 28, 2015

LM FUNDING, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Cash	$2,027,694	$764,850
Finance receivables:
Original product	2,430,456	3,757,963
Special product—New Neighbor Guaranty program	1,042,805	969,369
Due from related party	463,900	484,990
Prepaid expenses and other assets	310,688	162,422
Debt issue costs, net	290,688	105,815
Fixed assets, net	162,396	42,174
Real estate assets held for sale	42,731	20,231

Total assets	$6,771,358	$6,307,814

LIABILITIES AND MEMBERS’ DEFICIT
Notes payable	$7,431,938	$8,252,849
Accounts payable and accrued expenses	344,721	363,078
Accrued interest payable	—	95,608
Deferred revenue—origination fees	61,966	121,711
Other liabilities and obligations	65,910	20,365

Total liabilities	7,904,535	8,853,611

Members’ deficit	(1,144,212)	(2,547,513)
Noncontrolling interest	11,035	1,716

Total members’ deficit	(1,133,177)	(2,545,797)

Total liabilities and members’ deficit	$6,771,358	$6,307,814

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES
Interest on delinquent association fees	$6,432,878	$5,430,259
Administrative and late fees	709,846	886,340
Recoveries in excess of cost—special product	136,655	313,737
Underwriting and origination fees	243,366	213,457
Rental revenue	126,644	51,694

Total revenues	7,649,389	6,895,487

OPERATING EXPENSES
Staff costs and payroll	1,301,137	1,461,431
Collection costs	715,547	564,818
Settlement costs with associations	373,422	364,490
Professional fees	565,537	267,554
Marketing and advertising	177,671	216,742
Underwriting	102,476	176,606
Real estate management and disposal	190,743	166,833
Assessments insurance	109,119	157,704
Travel and entertainment	133,802	147,060
Rent	152,988	102,000
Depreciation and amortization	152,668	90,301
Computer and internet	98,807	60,828
Other	23,021	16,155
Office expense and supplies	17,825	20,110
Product development costs	—	6,888
Repairs and maintenance	3,270	6,365

	4,118,033	3,825,885

OPERATING INCOME	3,531,356	3,069,602
INTEREST EXPENSE	985,023	1,213,422

INCOME BEFORE NON-CONTROLLING INTEREST	2,546,333	1,856,180
INCOME ATTRIBUTED TO NON-CONTROLLING INTEREST	(163,869)	(124,912)

NET INCOME	$2,382,464	$1,731,268

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2014 AND 2013

	Members			Total Capital
	LM Funding Management, LLC	CGR 63, LLC	Preferred Member	All Members’ Capital	Non- controlling Interest
BALANCE—DECEMBER 31, 2012	$(1,593,693)	$(1,594,218)	$250,000	$(2,937,911)	$(1,350)
Capital contributions	—	—	—	—	—
Return of capital	(524,800)	(524,800)	(250,000)	(1,299,600)	(121,846)
Preferred Return paid	—	—	(41,270)	(41,270)	—
Net income, allocated	844,999	844,999	41,270	1,731,268	124,912

BALANCE—DECEMBER 31, 2013	(1,273,494)	(1,274,019)	—	(2,547,513)	1,716
Capital contributions	—	—	—	—	—
Return of capital	(490,000)	(489,163)	—	(979,163)	(154,550)
Preferred Return paid	—	—		—	—
Net income, allocated	1,191,232	1,191,232		2,382,464	163,869

BALANCE—DECEMBER 31, 2014	$(572,262)	$(571,950)	$—	$(1,144,212)	$11,035

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest on delinquent association fees	$6,432,878	$5,430,259
Administrative and late fees	709,846	886,340
Recoveries in excess of cost—special product	136,655	313,737
Underwriting and origination fees	183,621	213,598
Rental revenue	126,644	51,694
Staff costs and payroll	(1,301,137)	(1,461,431)
Other operating expenses	(2,785,306)	(2,332,802)
Interest paid	(1,080,631)	(1,194,495)

Net cash provided by operating activities	2,422,570	1,906,900

CASH FLOWS FROM INVESTING ACTIVITIES:
Net collections (funding) of finance receivables—original product	1,327,507	743,953
Net collections (funding) of finance receivables—special product	(73,436)	(473,066)
Capital expenditures	(146,325)	(32,622)
Proceeds / (payments) for real estate assets held for sale	(22,500)	3,364

Net cash provided by investing activities	1,085,246	241,629

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	7,431,938	—
Principal repayments	(8,252,849)	(1,640,001)
Return of capital to members	(979,163)	(1,299,600)
Return of capital to non-controlling interest	(154,550)	(121,846)
Preferred returns paid	—	(41,270)
Advances (repayments) to related party	21,090	(104,111)
Debt issue costs	(311,438)	(20,000)

Net cash used in financing activities	(2,244,972)	(3,226,828)

NET INCREASE (DECREASE) IN CASH	1,262,844	(1,078,299)
CASH—BEGINNING OF YEAR	764,850	1,843,149

CASH—END OF YEAR	$2,027,694	$764,850

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

LM Funding, LLC (the “Company”) is a Florida limited liability company organized during January, 2008. Under the terms of the Operating Agreement effective January 8, 2008 (“Operating Agreement”), the Company has two members: LM Funding Management, LLC and CGR 63, LLC. Both members have a 50% ownership interest in the Company (see note 12, Subsequent Events). The Operating Agreement also provides for Preferred Members. There are presently no Preferred Members with outstanding capital accounts or ownership interests in the Company.

The Company is a specialty finance company that provides funding principally to community associations, almost exclusively located in Florida. The business of the Company is conducted under Florida statute 718.116 (the “Statute”). The Statute provides each community association an automatic lien to secure payment from unit owners (property owners) for assessments, interest, administrative late fees, reasonable attorney’s fees and collection costs. In addition, the automatic lien granted under the Statute is given a higher priority (a “Super Lien”) than all other lien holders except property tax liens. The Company provides funding to associations for their delinquent assessments from property owners in exchange for an assignment of the association’s rights under the Statute. The Company derives its revenues by successfully exercising its assigned rights.

The Statute specifies the rate of interest an association (or its assignor) may charge on delinquent assessments is equal to the rate set forth in the association’s declaration or bylaws. If a rate is not specified, the statutory rate is equal to 18% but may not exceed the maximum rate allowed by law. The Statute also stipulates that administrative late fees cannot be charged on delinquent assessments unless so provided by the association’s declaration or bylaws and may not exceed the greater of $25 or 5% of each delinquent assessment.

The Statute limits the liability of a first mortgage holder for unpaid assessments and related charges and fees (as set forth above) in the event of title transfer by foreclosure or acceptance of deed in lieu of foreclosure. This liability is limited to the lesser of twelve months of regular periodic assessments or one percent of the original mortgage debt on the unit (the “Super Lien Amount”).

Principles of Consolidation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (“GAAP”), and include the accounts of LM Funding, LLC and its wholly-owned subsidiaries LMF October 2010 Fund, LLC; REO Management Holdings, LLC; LM Funding of Colorado, LLC; LM Funding of Washington, LLC; and its 95% owned subsidiary LMF SPE #2, LLC. All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant estimates include the evaluation of any probable losses on amounts funded under the Company’s New Neighbor Guaranty program as disclosed below.

Revenue Recognition

Accounting Standards Codification (“ASC”) 605-10-25-1 of the Financial Accounting Standards Board (“FASB”) states revenues are realized or realizable when related assets received or held are readily convertible

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

into known amounts of cash. In those cases where there is no reasonable basis for estimating the “known amount” of cash to be collected, the cash basis or cost recovery method of recognizing revenues may be used. Collections on the accounts may vary greatly in both the timing and amount ultimately recovered compared to the total revenues earned on the accounts because of a variety of economic and social factors affecting the real estate environment in general. The Company has determined that the known amount of cash to be realized or realizable on its revenue generating activities cannot be reasonably estimated and as such, classifies its finance receivables as nonaccrual and recognizes revenues in the accompanying statements of income on the cash basis or cost recovery method in accordance with ASC 310-10, Receivables. The Company applies the cash basis method to its original product and the cost recovery method to its special product as follows:

Finance Receivables—Original Product: Under the Company’s original product, delinquent assessments are funded only up to the Super Lien Amount as discussed above. Recoverability of funded amounts is generally assured because of the protection of the Super Lien Amount. As such, payments by unit owners on the Company’s original product are recorded to income when received in accordance with the provisions of the Statute (718.116(3)) and the provisions of the purchase agreements entered into between the Company and community associations. Those provisions require that all payments be applied in the following order: first to interest, then to late fees, then to costs of collection, then to legal fees expended by the Company and then to assessments owed. In accordance with the cash basis method of recognizing revenue and the provisions of the statute, the Company records revenues for interest and late fees when cash is received. In the event the Company determines the ultimate collectability of amounts funded under its original product are in doubt, payments are applied to first reduce the funded or principal amount.

Finance Receivables—Special Product (New Neighbor Guaranty program): During 2012, the Company began offering Associations an alternative product under the New Neighbor Guaranty program where the Company will fund amounts in excess of the Super Lien Amount. Under this special product, the Company purchases substantially all of the delinquent assessments owed to the association, in addition to all accrued interest and late fees, in exchange for payment by the Company of (i) a negotiated amount or (ii) on a going forward basis, all monthly assessments due for a period up to 48 months. Under these arrangements, the Company considers the collection of amounts funded is not assured and under the cost recovery method, cash collected is applied to first reduce the carrying value of the funded or principal amount with any remaining proceeds applied next to interest, late fees, legal fees, collection costs and any amounts due to the community association. Any excess proceeds still remaining are recognized as revenues. If the future proceeds collected are lower than the Company’s funded or principal amount, then a loss is recognized.

Cash

The Company maintains cash balances at several financial institutions that are insured under the Federal Deposit Insurance Corporation’s (FDIC) Transition Account Guarantee Program. Balances with the financial institutions may exceed federally insured limits.

Finance Receivables

Finance receivables are recorded at the amount funded or cost (by unit). The Company evaluates its finance receivables at each period end for losses that are considered probable and can be reasonably estimated in accordance with ASC 450-20. As discussed above, recoverability of funded amounts under the Company’s original product is generally assured because of the protection of the Super Lien Amount. Under the New Neighbor Guaranty program (special product), the Company funds amounts in excess of the Super Lien Amount.

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In these instances, the Company purchases credit insurance covering all funded amounts in excess of a deductible amount, which is equal to six months of delinquent assessments. Recoveries under this credit insurance program during 2014 were approximately $81,000. Recoveries during 2013, the first year of the program, were $0. When evaluating the carrying value of its finance receivables, the Company looks at the likelihood of future cash flows based on historical payoffs, the fair value of the underlying real estate, the general condition of the community association in which the unit exists, and the general economic real estate environment in the local area.

The Company did not have any significant receivable balances at December 31, 2014 and 2013 that met the criteria of ASC 450-20 and as such, did not have an allowance for credit losses at those dates. The Company will charge any receivable against the allowance for credit losses when management believes the uncollectibility of the receivable is confirmed. The Company considers writing off a receivable when (i) a first mortgage holder who names the Association in a foreclosure suit takes title and satisfies an estoppel letter for amounts owed which are less than amounts the Company funded to the association; (ii) a tax deed is issued with insufficient excess proceeds to pay amounts the Company funded to the Association; or (iii) an Association settles an account for less than amounts the Company funded to the Association. Upon the occurrence of any of these events, the Company evaluates the potential recovery via a deficiency judgment against the prior owner and the ability to collect upon the deficiency judgment within the 20 year statute of limitations period or whether the deficiency judgment can be sold. Additionally, with New Neighbor Guaranty accounts and other accounts where the Company has purchased insurance, the Company will determine if after applying insurance proceeds any write offs are warranted. If the Company determines that collection through a deficiency judgment or sale of a deficiency judgment is not feasible, the Company writes off the unrecoverable receivable amount. Any losses greater than the recorded allowance will be recognized as expense. Under the Company’s revenue recognition policies, all finance receivables (original product and special product) are classified as nonaccrual.

Real Estate Assets Held for Sale

In the event collection of a delinquent assessment results in a unit being sold in a foreclosure auction, the Company has the right to bid (on behalf of the community association) for the delinquent unit as attorney in fact, applying any amounts owed for the delinquent assessment to the foreclosure price as well as any additional funds that the Company, in its sole discretion, decides to pay. If a delinquent unit becomes owned by the community association by acquiring title through an association lien foreclosure auction, by accepting a deed-in-lieu of foreclosure, or by any other way, the Company in its sole discretion may direct the community association to quitclaim title of the unit to the Company.

Properties quitclaimed to the Company are recognized as real estate assets held for sale in the accompanying consolidated balance sheets. Real estate held for sale consists solely of costs incurred by the Company in excess of original funding. The Company does not incur any costs on many of its properties that are held for sale. Real estate held for sale is adjusted to fair value less cost to dispose in the event the carrying value of a unit or property exceeds its estimated net realizable value,

If the Company elects to take a quitclaim title to a unit or property held for sale, the Company is responsible to pay all future assessments on a current basis, until a change of ownership occurs. The community association must allow the Company to lease or sell the unit to satisfy obligations for delinquent assessments of the original debt. All proceeds collected from the rental or sale of the unit shall be first applied to all amounts due the Company plus any additional funds paid by the Company to purchase the unit, if applicable. Rental revenues and sales proceeds related to real estate assets held for sale are recognized when earned and realizable. Expenditures for current assessments owed to associations, repairs and maintenance, utilities, etc. are expensed when incurred.

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

If the community association elects (and prior to the Company obtaining title through its own election) to maintain ownership and not quitclaim title to the Company, the community association must pay the Company all interest, late fees, collection costs and legal fees expended, plus the original funding on the unit, which have accrued according to the purchase agreement entered into by the community association and the Company. In this event, the unit will be reassigned to the community association.

Property and Equipment

The Company capitalizes all acquisitions of fixed assets in excess of $500. Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Fixed assets are comprised of furniture, computer and office equipment with an assigned useful life of 3 to 5 years. Property and equipment also includes capitalized software costs. Capitalized software costs include costs to develop software to be used solely to meet the Company’s internal needs, and consist of employee salaries and benefits and fees paid to outside consultants during the application development stage, and are amortized over their estimated useful life of 5 years. As of December 31, 2014 and 2013, capitalized software costs, net of accumulated amortization, was $114,988 and $0, respectively. Amortization expense for capitalized software costs for the years ended December 31, 2014 and 2013 was $1,308 and $0, respectively.

Debt Issue Costs

The Company capitalizes all debt issue costs and amortizes them on a method that approximates the effective interest method over the remaining term of the note payable. Debt issue costs of $290,688 and $205,000 are presented in the accompanying consolidated balance sheets net of accumulated amortization of $0 and $99,185 as of December 31, 2014 and 2013, respectively.

Settlement Costs with Associations

Community associations working with the Company will at times incur costs in connection with litigation initiated by the Company against property owners and or mortgage holders. These costs include settlement agreements whereby the community association agrees to pay some monetary compensation to the opposing party or judgments against the community associations for fees of opposing legal counsel or other damages awarded by the courts. The Company indemnifies the community association for these costs pursuant to the provisions of the agreement between the Company and the community association. Costs incurred by the Company for these indemnification obligations during 2014 and 2013 approximated $373,000 and $364,000, respectively. The Company does not limit its indemnification based on amounts ultimately collected from property owners.

Income Taxes

The Company does not incur income taxes; instead, its earnings are included in the tax returns of separate limited liability companies of the members and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company, and concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company is no longer subject to examinations for years prior to the year ended December 31, 2011.

Fair Value of Financial Instruments

FASB ASC 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. The Company engages a third party valuations firm to estimate the fair value of its finance receivables (see Note 9) and reviews the methods and assumptions used by the firm for reasonableness. The Company estimates that the fair values of all other financial instruments at December 31, 2014 and 2013 do not differ materially from the carrying amounts reported in the accompanying balance sheets, principally because of the short maturity of those assets and liabilities.

Risks and Uncertainties

Funding amounts are secured by a priority lien position provided under Florida law (see discussion above regarding Florida statute 718.116). However, in the event the first mortgage holder takes title to the property, the amount payable by the mortgagee to satisfy the priority lien is capped under this same statute and would generally only be sufficient to reimburse the Company for funding amounts noted above for delinquent assessments. Amounts paid by the mortgagee would not generally reimburse the Company for interest, administrative late fees and collection costs. Even though the Company does not recognize these charges as revenues until collected, its business model and long-term viability is dependent on its ability to collect these charges.

In the event a delinquent unit owner files for bankruptcy protection, the Company may at its option be reimbursed by the association for the amounts funded (i.e., purchase price) and all collection rights are re-assigned to the association.

New Accounting Pronouncements

On May 28, 2014 the Financial Accounting Standards Board issued ASU 2014-09—Revenue from Contracts with Customers (Topic 606) which provided new accounting guidance regarding revenue recognition, and is effective for annual periods beginning after December 15, 2017. The Company has not yet evaluated the impact of this new guidance on its consolidated financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 28, 2015, the date which the consolidated financial statements were available to be issued. Other than events described in Note 12, there were no material subsequent events that required recognition in these consolidated financial statements.

2. PREFERRED RETURNS AND DISTRIBUTIONS

The Operating Agreement distinguishes between Members and Preferred Members. Preferred Members earn a Preferred Return at an agreed upon interest rate on any capital contributed to the Company. Preferred Returns are cumulative if not paid (Accumulated Preferred Returns), and are paid solely from the Net Operating Cash or the Net Capital Event Proceeds of the Company. Net Operating Cash as defined in the Operating Agreement equals net income from operations less reserves. Net Capital Event Proceeds equals cash proceeds from the sale of substantially all of the Company’s assets less any amounts necessary to satisfy outstanding obligations and less

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. PREFERRED RETURNS AND DISTRIBUTIONS (continued)

any reasonable cash reserves considered necessary by the Managing Member of the Company. Distributions of cash are at the sole discretion of the Managing Member and are made first to pay any Accumulated Preferred Returns and then to reduce each Preferred Member’s capital account to zero (on a prorata basis).

Members are paid distributions in accordance with their ownership percentages only after all obligations of the Company to the Preferred Members have been satisfied.

Preferred Returns are calculated on the amount of contributed capital (excluding any Accumulated Preferred Return) beginning on the date the contribution is made. There were no Preferred Returns earned or paid in 2014. Preferred Returns earned and paid to Preferred Members for 2013 approximated $41,000. There were no Accumulated Preferred Returns as of December 31, 2014 and 2013.

The Operating Agreement also provides that tax distributions may be paid to the Members and Preferred Members. Tax distributions are intended to assist Members and Preferred Members in satisfying their federal income tax liabilities resulting from ownership of the Company.

3. ALLOCATION OF NET INCOME OR LOSS

The allocation of net income or loss for any year to the individual capital accounts of the Members and Preferred Members is set forth in the Operating Agreement.

Net income for the year is allocated in the following order:

i)	To Members and Preferred Members, to offset any allocated net losses from prior periods, not offset by allocations of net income from prior periods;

ii)	To Preferred Members (if cumulative net income exceeds cumulative net losses from (i) above), based on their pro-rata share of all Preferred Returns, up to the amount of all Preferred Returns paid to that Preferred Member to date; and

iii)	To Members, equal to their respective ownership interest in the Company.

Net loss for the year is allocated in the following order:

i)	To Members, equal to their respective ownership interest in the Company.

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. FINANCE RECEIVABLES—ORIGINAL PRODUCT

The Company’s original funding product provides financing to community associations only up to the secured or Super Lien Amount as discussed in Note 1. Finance receivables outstanding as of December 31, based on the year of funding are as follows:

	2014	2013
Funded during the current year	$221,000	$634,000
1-2 years outstanding	348,000	1,131,000
2-3 years outstanding	667,000	1,146,000
3-4 years outstanding	733,000	605,000
Greater than 4 years outstanding	462,000	242,000

	$2,431,000	$3,758,000

Number of active units with delinquent assessments	2,950	4,070
Amount of outstanding interest and late fees on active units	$23,500,000	$28,000,000

5. FINANCE RECEIVABLES—SPECIAL PRODUCT (New Neighbor Guaranty program)

The Company typically funds amount equal to or less than the Super Lien Amount. During 2012 the Company began offering Associations an alternative product under the New Neighbor Guaranty program where the Company funds amounts in excess of the Super Lien Amount.

Under this special product, the Company purchases substantially all of the outstanding past due assessments due from delinquent property owners, in addition to all interest, late fees and other charges in exchange for the Company’s commitment to pay monthly assessments on a going forward basis up to 48 months.

As of December 31, 2014, maximum future contingent payments under these arrangements approximate $1,090,000. The Company has mitigated the credit risk for these transactions by insuring the payment of uncollected assessments paid by the Company.

Finance receivables at December 31, 2014 and 2013 related to this special product were approximately $1,043,000 and $969,000, respectively, under agreements with 15 associations covering 245 units at December 31, 2014 and 11 associations covering 268 units at December 31, 2013.

Delinquent assessments and accrued charges under these arrangements as of December 31, are as follows:

	2014	2013
Delinquent assessments	$3,089,000	$3,040,000
Accrued interest and late fees	2,004,000	1,925,000

Recoveries on the collection of assessments in excess of the Company’s cost during 2014 and 2013 approximated $137,000 and $314,000, respectively.

6. REAL ESTATE ASSETS HELD FOR SALE

Real estate assets held for sale as reported in the accompanying consolidated balance sheets consists solely of costs incurred by the Company in excess of original funding on units quitclaimed to the Company as described above. Real estate held for sale at December 31, 2014, and 2013, was approximately $42,700 and $20,200, respectively, representing costs related to two units and one unit, respectively, at those dates.

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. REAL ESTATE ASSETS HELD FOR SALE (continued)

Most units are quitclaimed to the Company without the Company incurring additional cost. Total units held for sale at December 31, 2014 and 2013 as a result of foreclosure action were 20 and 17, respectively. During 2014 and 2013, the Company sold five and six units, respectively, and realized proceeds of approximately $156,000 and $142,000, respectively. Any proceeds collected are first applied to recover the Company’s investment with any remaining proceeds applied next to interest, late fees, legal fees, collection costs and any amounts due to the community association. Any excess proceeds still remaining are recognized as gain on sale of real estate assets. If the future proceeds collected are lower than the Company’s carrying value, then a loss is recognized on the sale. There was no significant gain or loss on the disposal of real estate assets during 2014 or 2013. Rental revenues collected in 2014 and 2013 were approximately $127,000 and $52,000, respectively.

As mentioned above, upon a unit being quitclaim deeded to the Company, the Company becomes responsible for current association assessments. The monthly contingent obligation for assessments due on these units to associations as of December 31, 2014 approximates $7,000.

7. NOTES PAYABLE

On December 30, 2014 the Company entered into a Credit Agreement with a financial institution through its 95% owned subsidiary LMF SPE#2, LLC, as “borrower” and the Company and its members as “guarantors”. Proceeds from this note were used to pay off all outstanding indebtedness of the Company at that time.

Notes payable of the Company consists of the following at December 31:

	2014	2013
Promissory notes issued to accredited investors, secured by certain liens, bearing interest at 16%, principal of $71,430 per month plus interest due through maturity on July 1, 2015.	$—	$4,785,690
Promissory notes issued to a finance company, secured by certain liens, bearing interest at 10%, principal of $50,000 per month plus interest due through maturity on December 29, 2015.	—	3,467,159
Promissory note issued to a financial institution, bearing interest at 8%, interest payable monthly and principal payments due quarterly. Secured by all of the Company’s rights, title, interest, claims and demands associated with 2,190 condominium units held in LMF SPE#2, LLC and all cash held in LMF SPE#2, LLC. Accrued but unpaid interest is due monthly beginning January 29, 2015. Installment of principal and interest are due quarterly commencing on April 5, 2015. Note matures on December 30, 2017 and can be prepaid at any time without penalty.	7,431,938	—

	7,431,938	8,252,849
Less: portion due in 2015	(1,190,383)	(4,324,319)

	$6,241,555	$3,928,530

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. NOTES PAYABLE (continued)

Minimum required principal payments on the Company’s note payable as of December 31, 2014 are as follows:

YEARS ENDING DECEMBER 31,
2015	$1,190,383
2016	1,701,281
2017	4,540,274

$7,431,938

8. OPERATING LEASE

The Company leases its office under an operating lease beginning March 1, 2014 and ending July 31, 2019.

Future minimum lease payments due under this lease as of December 31, 2014 are as follows:

YEARS ENDING DECEMBER 31,
2015	$333,000
2016	343,000
2017	354,000
2018	364,000
2019	216,000

$1,610,000

The Company shares this space and the related costs associated with this operating lease with a related party (see Note 10) that also performs legal services associated with the collection of delinquent assessments. Rent expense recognized in 2014 and 2013 approximated $153,000 and $102,000, respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates that the fair value of its financial assets and liabilities approximate carrying value except for its finance receivables. FASB ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to classify its fair value estimates based on the “Level” of reliability of data inputs used in those estimates. Under this guidance, financial instruments are categorized within the fair value hierarchy as follows:

Level 1 inputs—Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be assessed at the measurement date.

Level 2 inputs—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs—Unobservable inputs significant to the fair value estimate that are supported by little or no market pricing and are based on the Company’s estimates and assumptions that presumably market participants would use.

The Company considers the data inputs used to estimate the fair value of its finance receivables to fall within Level 3 of the fair value hierarchy. Fair value measurements as noted below are based on the income approach

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

using a discount rate of 6.25% and a recovery period of 8.5 years. The carrying amount and estimated fair value of finance receivables at December 31 are as follows:

	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Finance receivables:
Original product	$2,431,000	$15,415,000	$3,758,000	$23,550,000
Special product(1)	1,043,000	1,290,000	969,000	1,600,000

(1)	For the New Neighbor Guaranty program

10. RELATED PARTY TRANSACTIONS

Legal services for the Company associated with the collection of delinquent assessments from property owners are performed by a firm (Business Law Group) owned solely by Bruce M. Rodgers, the spouse of the sole owner of CGR63, LLC and Chief Executive Officer or LM Funding America, Inc. (see Note 12). The related party law firm performs collection work on a deferred billing basis wherein the law firm receives payment for services rendered upon collection from the property owners or at amounts ultimately subject to negotiations with the Company. Amounts collected from property owners and paid to this law firm for 2014 and 2013 were approximately $2,296,000 and $2,170,000, respectively. There were no legal fees charged to the Company by this law firm in excess of amounts collected from property owners during for 2014 and 2013. As of December 31, 2014 and 2013, receivables from property owners for charges ultimately payable to this firm approximate $6,605,000 and $7,506,000, respectively.

In addition to legal fees paid for legal services, the Company reimburses the related party law firm for out-of-pocket collection costs paid by the related party law firm, which primarily consist of, foreclosure filing fees, process and serve fees and title search fees. The Company incurred expenses related to these types of costs of $716,000 and $565,000, during 2014 and 2013, respectively.

The Company also shares office space and related common expenses with the law firm. All shared expenses, including rent, are charged to the legal firm based on an estimate of actual usage. Amounts receivable from the related party legal firm as of December 31, 2014 and 2013 were approximately $464,000 and $485,000 respectively.

Any expenses of the related party legal firm paid by the Company that have not been reimbursed or settled against other amounts are reflected as due from related parties in the accompanying consolidated balance sheets.

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. RECONCILIATION OF NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES

	2014	2013
Net income	$2,382,464	$1,731,268
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interest	163,869	124,912
Depreciation and amortization	152,668	90,301
Increase in prepaid expenses and other assets	(148,266)	(48,262)
Increase (decrease) in accounts payable and accrued expenses	(18,357)	40,526
Increase (decrease) in deferred revenue—origination fees	(59,745)	141
Increase (decrease) in accrued interest payable	(95,608)	18,927
Increase (decrease) in other liabilities and obligations	45,545	(50,913)

	$2,422,570	$1,906,900

12. SUBSEQUENT EVENTS

On December 30, 2014, the Company entered into a purchase agreement to redeem the membership interest of LM Funding Management, LLC, for $2,000,000. This transaction closed on January 26, 2015 when the Company entered into a loan agreement to finance the purchase. The loan bears interest at 14% per annum and requires monthly interest payments in addition to payments for principal reductions of $55,555. The loan matures in three years and is secured by all of the rights, title interest and privileges of the Company relating to collections on approximately 1,000 individual properties.

Management of the Company is presently in process of filing a Registration Statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933 with the Securities and Exchange Commission. Prior to the effective date of the Registration Statement, the members of the Company will contribute all of their membership interests to and in exchange for all of the outstanding common stock of a new C Corporation, LM Funding America, Inc. The Registration Statement will be for the sale of common stock of LM Funding America, Inc. In connection with the conversion to a C Corporation, the Company will in the future become a taxable entity. The Company anticipates advancing funds of approximately $3,000,000 to its owners prior to the effective date of the Registration Statement in connection with final distributions of cash.

LM FUNDING, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

JUNE 30, 2015 AND DECEMBER 31, 2014

	June 30, 2015	December 31, 2014
ASSETS
Cash	$2,429,982	$2,027,694
Finance receivables	2,849,754	3,473,261
Due from related party	12,851	463,900
Other assets	707,841	806,503

Total assets	$6,000,428	$6,771,358

LIABILITIES AND MEMBERS’ DEFICIT
Liabilities	$348,700	$472,597
Bank indebtedness	7,042,975	7,431,938
Other indebtedness	1,777,778	0

Total indebtedness	9,169,453	7,904,535

Members’ deficit	(3,229,328)	(1,144,212)
Non-controlling interest	60,303	11,035

Total members’ deficit	(3,169,025)	(1,133,177)

Total liabilities and members’ deficit	$6,000,428	$6,771,358

See the accompanying notes to these condensed consolidated financial statements.

LM FUNDING, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	2015	2014
Revenues	$3,603,736	$4,001,127
Staff costs and payroll	611,505	654,255
Collection costs	27,100	332,896
Professional fees	387,510	390,816
Settlement costs with associations	256,913	226,527
Other expenses	584,247	689,206

Operating Income	1,736,461	1,707,427
Interest expense	402,825	519,694

Income before non-controlling interest	1,333,636	1,187,733
Income attributed to non-controlling interest	(85,283)	(86,912)

Net Income	$1,248,353	$1,100,821

See the accompanying notes to these condensed consolidated financial statements.

LM FUNDING, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

SIX MONTHS ENDED JUNE 30, 2015

	Members			Total Capital
	LM Funding Management, LLC	CGR 63, LLC	BRR Holding, LLC	All Members’ Capital	Non-controlling Interest
BALANCE - DECEMBER 31, 2014	$(572,262)	$(571,950)	$—	$(1,144,212)	$11,035
Close out capital account	572,262	(572,262)	—	—	—
Redemption of membership interest	—	(1,960,010)	—	(1,960,010)	—
Capital contributions	—	—	—	—	—
Return of capital	—	(673,459)	—	(673,459)	(36,015)
Preferred Return paid	—	—	—	—	—
Net income, allocated	—	360,385	7,204	367,589	37,126

BALANCE - MARCH 31, 2015	—	(3,417,296)	7,204	(3,410,092)	12,146
Close out capital account	—	—	—	—	—
Redemption of membership interest	—	—	—	—	—
Capital contributions	—	—	—	—	—
Return of capital	—	(700,000)	—	(700,000)	—
Preferred Return paid	—	—	—	—	—
Net income, allocated	—	862,559	18,205	880,764	48,157

BALANCE - JUNE 30, 2015	$—	$(3,254,737)	$25,409	$(3,229,328)	$60,303

See the accompanying notes to these condensed consolidated financial statements.

LM FUNDING, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	2015	2014
Net cash provided by operating activities	$1,435,420	$1,210,952
Net cash provided by investing activities	601,537	612,040
Net cash used in financing activities	(1,634,669)	(1,460,528)

Net Increase in cash	402,288	362,464
Beginning cash balance	2,027,694	764,850

Ending cash balance	$2,429,982	$1,127,314

See the accompanying notes to these condensed consolidated financial statements.

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. MANAGEMENT REPRESENTATION

The accompanying condensed consolidated financial statements of LM Funding, LLC and Subsidiaries (the “Company”) as of and for the six months ended June 30, 2015 and as of and for the six months ended June 30, 2014 are unaudited. In the opinion of management, the condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods presented. See the notes to consolidated audited financial statements beginning at page F-10 for a summary of significant accounting policies used in the preparation of the accompanying condensed consolidated financial statements.

2. CHANGE IN RELATED PARTY AGREEMENT

Legal services for the Company associated with the collection of delinquent assessments from property owners are performed by a law firm (Business Law Group) owned solely by Bruce M. Rodgers, the Chief Executive Officer of LM Funding America, Inc. Effective January 1, 2015 the Company entered into a new related party agreement with this law firm regarding the allocation of proceeds related to collection costs. Under the previous agreement, all cash collected from third parties related to collection costs (lien filing fees, process and serve costs) were allocated to the related party law firm. Under the new agreement, any recovery of these collection costs are accounted for as a reduction in expense incurred by the Company. For the six months ended June 30, 2015, $143,596 in proceeds from property owners was recognized by the Company and recorded as a reduction of collection costs incurred.

3. NOTES PAYABLE

On January 26, 2015, the Company’s subsidiary, LMF October 2010 Fund, LLC, borrowed $2 million on a three-year term. The proceeds of this loan were used to redeem the membership interests of LM Funding, LLC beneficially owned by Frank C. Silcox. This loan was refinanced in July of 2015 (See Note 4).

LM FUNDING, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. NOTES PAYABLE (continued)

Debt of the Company consisted of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Promissory note issued to a financial institution, bearing interest at 8%, interest payable monthly and principal payments due quarterly. Secured by all of the Company’s rights, title, interest, claims and demands associated with 2,190 condominium units held in LMF SPE#2, LLC and all cash held in LMF SPE#2, LLC. Accrued but unpaid interest is due monthly beginning January 29, 2015. Installments of principal and interest are due quarterly commencing on April 5, 2015. Note matures on December 30, 2017 and can be prepaid at any time without penalty.	$7,042,975	$7,431,938
Promissory note issued to a private lender, bearing interest at 14%, principal of $55,555 per month plus interest due through maturity on February 1, 2018. Collateralized by accounts receivable, contract rights and lien rights arising from or relating to collection of 1,067 Accounts as well as all deposit accounts and cash of LMF October 2010 Fund, LLC. LM Funding, LLC and its members guaranteed this loan. (See Note 4 below)	1,777,778	—

	8,820,753	7,431,938
Less: portion due in 2015	(1,634,837)	(1,190,383)

	$7,185,916	$6,241,555

4. SUBSEQUENT EVENTS

Effective July 1, 2015, the Company’s subsidiary, LMF October 2010 Fund, LLC, borrowed $1.8 million on a 29-month term under a loan agreement dated June 25, 2015. This note bears interest at 6% plus the LIBOR Base Rate published in the Wall Street Journal per annum and is collateralized by all of the accounts receivable, contract rights and lien rights arising from or relating to collection of payments made by the Company relating to 860 Accounts as well as all deposit accounts and cash of LMF October 2010 Fund, LLC. Certain beneficial owners of the members of LM Funding, LLC guaranteed this loan. This loan amortizes in 29 equal installments of principal and interest commencing July 25, 2015. The proceeds from this loan were used to pay off the promissory note which accrued interest at 14% with a balance of $1,777,778 and accrued interest of $21,432 at June 30, 2015.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until November 16, 2015, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

LM Funding America, Inc.

Maximum of 2,000,000 Units

Minimum of 1,200,000 Units

Each Unit Consisting of One Share of Common Stock and One Warrant

Prospectus

International Assets Advisory, LLC

IFS Securities, Inc.

Henley & Company LLC